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03038377

24-10064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECD S.E.C.
NOV 17 2003
1086

# MD TECHNOLOGIES INC.

(Exact name of issuer as specified in its charter)

**DELAWARE**
(State or other jurisdiction of incorporation or organization)

**620 Florida St., Suite 200**
**Baton Rouge, LA 70801**
**(225) 343-7169**
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

PROCESSED
NOV 17 2003
THOMSON
FINANCIAL

**William C. Ellison**
**Agent for Service of process**
**620 Florida St., Suite 200 Baton Rouge, LA 70801**
**(225) 343-7169**
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

| 7371 | 72-1491921 |
| --- | --- |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

| Name | Business Address | Residential Address |
|---|---|---|
| Jose S. Canseco, Chairman | 2809 E. Judge Perez Dr.<br>Meraux, LA 70075<br>(504) 279-9930 | 211 N. Roadway Drive<br>New Orleans, LA 70124<br>(504) 282-5846 |
| William D. Davis | 620 Florida Street, Suite 200<br>Baton Rouge, LA 70801<br>(225) 343-7169 | 18151 West Trent Jones Ave.<br>Baton Rouge, LA 70810<br>(225) 751-0736 |
| William C. Ellison | 701 S. Peters Street, Suite 100<br>New Orleans, LA 70130<br>(504) 524-6597 | 1301 Octavia St.<br>New Orleans, LA 70115<br>(504) 891-6674 |
| Thomas L. Frazer | 7520 Perkins Road, No. 280<br>Baton Rouge, LA 70808<br>(225) 769-4123 | 1450 Knollwood Dr<br>Baton Rouge, LA 70808<br>(225) 925-5277 |
| William J. Burnell | 330 Camp Street<br>New Orleans, LA 70130<br>(504) 524-6172 | 9 Rue Calais<br>Kenner, LA 70065<br>(504) 464-4465 |
| Terry Jones | Dean Capital, L.L.C.<br>P.O. Box 427<br>Prairieville, LA 70769<br>(225) 622-0376 | 15538 Shenandoah Avenue<br>Baton Rouge, LA 70817<br>(225) 756-0231 |

(b) the issuer's officers:

| Name | Business Address | Residential Address |
|---|---|---|
| William D. Davis<br>President & Chief Executive Officer | 620 Florida Street, Suite 200<br>Baton Rouge, LA 70801<br>(225) 343-7169 | 18151 West Trent Jones Ave.<br>Baton Rouge, LA 70810<br>(225) 751-0736 |
| Jose S. Canseco<br>Vice President of Policy and Planning | 2809 E. Judge Perez Dr.<br>Meraux, LA 70075<br>(504) 279-9930 | 211 N. Roadway Drive<br>New Orleans, LA 70124<br>(504) 282-5846 |

| Name | Business Address | Residential Address |
|---|---|---|
| William C. Ellison<br>Secretary & General Counsel | Bordelon, Hamlin and Theriot<br>701 S. Peters Street, Suite 100<br>New Orleans, LA 70130<br>(504) 524-6597 | 1301 Octavia St.<br>New Orleans, LA 70115<br>(504) 891-6674 |
| Terry Jones<br>Vice President of Finance | Dean Capital, L.L.C.<br>P.O. Box 427<br>Prairieville, LA 70769<br>(225) 622-0376 | 15538 Shenandoah Avenue<br>Baton Rouge, LA 70817<br>(225) 756-0231 |
| Joseph Palazzo<br>Executive Vice President of Sales & Marketing | 620 Florida Street, Suite 200<br>Baton Rouge, LA 70801<br>(225) 343-7169 | 11225 Landfair Ave.<br>Baton Rouge, LA 70818<br>(225) 937-3521 |

(c) the issuer's general partners:

Not Applicable.

(d) record owners of five (5%) percent or more of any class of the issuer's equity securities:

| Name | Business Address | Residential Address |
|---|---|---|
| Jose S. Canseco | 2809 E. Judge Perez Dr.<br>Meraux, LA 70075 | 211 N. Roadway Drive<br>New Orleans, LA 70124 |
| William D. Davis | 620 Florida Street, Suite 200<br>Baton Rouge, LA 70124 | 18151 West Trent Jones Ave.<br>Baton Rouge, LA 70810 |
| Ricardo Marcos, Jr. | 10031 S. W. 162nd Court<br>Miami, FL 33196 | 10031 S. W. 162nd Court<br>Miami, FL 33196 |
| Dawn R. Haase | N/A | 18151 West Trent Jones Ave.<br>Baton Rouge, LA 70810 |

(e) beneficial owners of five (5%) percent or more of any class of the issuer's equity securities:

Not Applicable

(f) promoters of the issuer:

| Name | Business Address | Residential Address |
|---|---|---|
| William D. Davis | 620 Florida Street, Suite 200<br>Baton Rouge, LA 70801 | 18151 West Trent Jones Ave.<br>Baton Rouge, LA 70810 |

| Name | Business Address | Residential Address |
|---|---|---|
| Jose S. Canseco | 2809 E. Judge Perez Dr.<br>Meraux, LA 70075 | 211 N. Roadway Drive<br>New Orleans, LA 70124 |
| Ricardo Marcos, Jr. | 10031 S. W. 162nd Court<br>Miami, FL 33196 | 10031 S. W. 162nd Court<br>Miami, FL 33196 |

(g) affiliates of the issuer:

There are no affiliates.

(h) counsel to the issuer with respect to the proposed offering:

| Name | Business Address | Residential Address |
|---|---|---|
| John C. Anjier | Liskow & Lewis<br>701 Poydras Street, Suite 5000<br>New Orleans, LA 70139 | 1721 Jena Street<br>New Orleans, LA 70115 |

(i) each underwriter with respect to the proposed offering:

There are no underwriters. Issuer is selling the securities.

(j) the underwriter's directors:

Not Applicable.

(k) the underwriter's officers:

Not Applicable.

(l) the underwriter's general partners:

Not Applicable.

(m) counsel to the underwriter:

Not Applicable.

## ITEM 2. APPLICATION OF RULE 262

No persons identified in Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. The sales were made to accredited investors who were acquaintances of the officers of the issuer. No public solicitation or advertising was utilized.

## ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

The issuer is not contemplating the offering of any securities in addition to those covered by this Form 1-A at this time.

## ITEM 7. MARKETING ARRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

No arrangements

(2) [illegible] the market for any of the securities to be offered.

[illegible]ments

[illegible]g commissions, or otherwise to hold each underwriter or dealer responsible [illegible] of its participation.

[illegible]ments

( [illegible] underwriter that intends to confirm sales to any accounts over which it [illegible]tionary authority and include an estimate of the amount of securities so intended to be confirmed.

No arrangements

## ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No experts were retained on a contingent basis and no experts had such interest or connection.

## ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this offering statement.

# PRELIMINARY OFFERING CIRCULAR

**An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.**

MEDTOPIA®


**MD TECHNOLOGIES INC.**
620 Florida St., Suite 200
Baton Rouge, LA 70801
(225) 343-7169


## 1,675,000 SHARES
## COMMON STOCK
## $2.40 per share

We are offering 1,675,000 shares of common stock at a price of $2.40 per share ("Shares") in accordance with Regulation A under the Securities Act of 1933 (the "Offering"). We are selling the Shares in minimum lots of 500 shares ($1,200). The Shares are not restricted. We are making this offering on a "best efforts basis" and there is no minimum number of Shares that must be sold. We can give no assurance that all or any of the Shares will be sold. No escrow account is being established, and all subscription funds will be paid directly to the Company. This offering terminates June 30, 2004.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to Public | Underwriting Discount and Commissions* | Proceeds to Issuer |
|---|---|---|---|
| Per Share | $2.40 | $0 | $2.40 |
| Total Maximum | $4,020,000 | $0 | $4,020,0000 |

* Does not include offering costs, including filing, legal, and accounting costs estimated at $100,000. See page 11.

The date of this Offering Circular is November 14, 2003. We intend to offer the securities to the public as soon as practicable after this Offering Circular becomes effective.

In this Offering Circular, the terms "MD Technologies", "Company," "we," "our," and "us" refer to MD Technologies Inc. The terms "you" or "your" refer to a prospective investor.

# TABLE OF CONTENTS

# OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Shares. You should read the entire offering circular carefully.

## Company Overview and Background

MD Technologies Inc. designs, develops, and deploys software applications and services to the healthcare industry. Our mission is to provide advanced technological healthcare management solutions while maintaining a strong commitment to customer service and support. Our website address is http://www.medtopia.com.

Prior to 2001, most of our efforts and funding were devoted to improving and testing *Medtopia*, our flagship product. Only recently have we begun to focus on marketing efforts through the hiring of our Executive Vice President for Marketing, Joseph Palazzo. Mr. Palazzo has 13 years experience marketing in the medical software field and we believe, with funding from this offering, that we can quickly expand our sales and revenue.

The Company's founders began developing *Medtopia* in 1996, and the product went online with its first physician in November 1998 after two years of development and testing. We believe *Medtopia* to be the first completely Internet-based physician practice management software. *Medtopia* underwent continued development and testing until its official launch in January 2001, which coincided with Emory Healthcare acquiring an interest in the Company and committing to use, help develop and deploy our applications. At launch, we had 11 customers representing 21 physicians and healthcare providers using *Medtopia*. MD Technologies Inc. currently has 78 customers representing over 160 physicians and healthcare providers.

Our customers consist primarily of physicians and physician group practices from a broad range of specialties, including OB-GYN, Pediatrics, Internal Medicine, Orthopedics, ENT, Neurology, Family Medicine, and Psychology. However, *Medtopia*, and its related applications and services, can also be used by any type of healthcare providers, including physical therapists, optometrists, dentists, laboratories, health clinics, and hospitals.

We are dedicated to providing the best possible customer service and support in the industry and our commitment and efforts to maintaining customer loyalty have succeeded. Since our first sale, we have maintained a 90% customer retention rate. We attribute this to the quality of our products and, more importantly, to the quality of our employees and our commitment to customer satisfaction.

The sale of *Medtopia* generates two primary, separate revenue streams: fees from the initial installation, conversion and training for the product; and a monthly subscription fee that includes all support, product enhancements and upgrades. We also provide customization services for a negotiated fee.

In 2002, we began providing billing and accounts receivable management services to a limited number of customers. These services typically include the entering of our customers' patient encounter information into *Medtopia*. The accuracy of the billing information is verified using features built into *Medtopia* that have been especially designed for this purpose. This information is used to process claims with various insurance carriers by sending it electronically through *Medtopia* and third party clearinghouses. Once entered into *Medtopia*, our customers can track and review their accounts receivables online as well as run real-time reports and perform their own analysis of the data using only a web-browser. We manage our customer's receivables all the way through the adjudication process until payment. Upon receiving payment confirmation, denial, or request for additional information, we post the payment to the system, provide any additional information requested, and make any adjustments if necessary. The fact that we host the customers' information and that they are intimately familiar with our application allows us to provide a higher level of service and achieve economies of scale not available to competing billing companies.

Our billing and accounts receivable management services are invoiced to customers as a percentage of actual collections. Our fees are negotiated with each of our customers depending on the level of activity expected and volume and amount of charges. Some customers prefer that our staff perform all data input functions and they provide us with hard copies of their patient encounter information. Others perform the data input themselves. In most cases we can demonstrate that our fees are less than what our customers would pay for employees to perform similar services in-house.

In addition to *Medtopia*, we have developed and deployed several other applications, including *MedtopiaMobile*, a hand-held product for physicians, and *MyMedtopia*, a web-based application that allows patients to access their physician's records. *MedtopiaMobile* is currently available for sale and was first deployed in January of 2002 to customers who agreed to be 'Beta-Test' users of the product. We currently have four physician users in this capacity. *MyMedtopia* was licensed to Emory Healthcare for $100,000 in January of 2001 for eighteen months beginning in October of 2001 and we are in negotiations with them to renew the license. We also currently provide *MyMedtopia* to existing *Medtopia* customers free of charge; however, in the future we will begin charging a fee for its use as well as actively market it to other customers. We have also developed, but not yet deployed, *MedtopiaCommerce*, a business-to-business facilitator that is also called the "virtual warehouse". All of the *Medtopia* products work in unison, but can also exist independently of each other.

We are located at 620 Florida St., Suite 200, Baton Rouge, LA 70801.

**The Market**

The market for healthcare software applications is broad and represents significant opportunities for companies that can deliver next-generation technologies to healthcare providers. Despite the fact that the healthcare market is the single largest segment of the overall U.S. economy, it is one of the last major industries to embrace the benefits of information technology.

The market for practice management software is fragmented, consisting of over 100 companies, with no single company dominating the market. Our specific market consists of practices containing eight physicians or less, who comprise a large majority of all physician practices.

Additionally, our *MedtopiaMobile* product competes in the market for Electronic Medical Records ("EMR") and other clinical information support software. This market consists of institutions and organizations of all sizes, including hospitals, clinics and group practices. Most healthcare organizations have yet to deploy an EMR because of lack of standardization, price and multi-vendor incompatibility. However, as the need to automate clinical processes becomes increasingly important, these impediments are being overcome. Since this market is still evolving, there is no clear market-leader. Therefore, as the market matures and the impediments are overcome, products such as *MedtopiaMobile* will be increasingly in demand.

Our management believes that *Medtopia, MedtopiaMobile*, and our related products and services are poised to establish a competitive position in these markets. As these markets evolve, we will attempt to utilize our experience in research and development to ensure that our products evolve *ahead* of the competition, thereby creating additional and increasing market opportunities for us.

**Recent Developments**

We are continuing to expand our marketing efforts. We added 2 new customers to *Medtopia* in July and 7 in August, our best month ever. We also hired an additional employee to assist with the support and service of the new accounts. We have interviewed prospective salespeople in Atlanta, Georgia and Houston, Texas in order to help expand our marketing efforts in those regions. We have narrowed the field to three candidates in each market. In addition, we completed a 1 to 4 reverse stock split on September 26, 2003. We implemented the reverse stock split to raise the offering price from $0.60 per share to $2.40 per share which we felt was more marketable. In addition, we entered into an Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc. to perform advertising, public relations, and internet content development services for the Company. The Graham Group is the second largest advertising, marketing and public relations agency in Louisiana and has offices in Baton Rouge, Lafayette, New Orleans and Shreveport.

## RISK FACTORS

Before investing in the Shares, you should consider the following risk factors and the impact from various events that could adversely affect our business.

**This offering involves a high degree of risk.**

You should not invest any funds in this Offering unless you can afford to lose your entire investment. You should carefully consider the risks described below and all other information contained in this offering circular before you decide to buy the Shares. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, you could lose all or part of your investment.

**We expect net losses for the immediate future and may not be able to continue as a going concern.**

Our accountants have raised substantial doubt about our ability to continue as a going concern because of sustained operating losses. Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development. Our business strategy may not be successful or we may not be able to successfully address these and other challenges, risks and uncertainties.

**We will need additional financing to continue to successfully develop the business.**

To date, we have funded our operations from our revenues and the sale of equity and debt securities. We expect the net proceeds from this Offering, the current cash and cash equivalents and borrowings of MD Technologies to be sufficient to meet our operating and capital requirements for the next 24 months. After that, we will need to raise additional funds. We may not be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds when needed, on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could seriously harm our business, financial condition and results of operations.

**No public market.**

There is no existing public market for our Shares. Although we intend to register the Shares for trading, we do not know how liquid the market for the Shares will be and certain offers and purchases may be difficult to complete because of lack of liquidity.

**The offering price is not indicative of the value or future market price of the Shares.**

We have determined the price of the Shares based primarily upon the price of shares of common stock sold in private offerings, which was arbitrarily decided. Accordingly, the price of the Shares offered should not be regarded as an indication of the value of or any future market price for the Shares.

**This is a best efforts, no minimum offering, and we have no obligation to raise a minimum in the offering.**

The Shares offered hereby will be sold on a "best efforts" basis. We are not, therefore, required to receive any specific amount of subscriptions. Accordingly, investors whose subscriptions are accepted first run the additional risk that we may not raise all of the funds we are seeking in this offering which could materially and adversely affect our ability to finance our business plan.

**The value of your Shares will be immediately diluted.**

Purchasers of the Shares will suffer an immediate and substantial dilution from the price of the Shares offered.

**To date we have depended on a small pool of customers.**

We currently have a limited number of customers, and if we suffer attrition of several or more customers, we could experience a substantial drop in revenue.

**Our operations will suffer if healthcare industry participants do not increasingly use and accept Internet solutions.**

Our business model depends on the adoption of Internet solutions by providers, patients, payers and other healthcare industry participants and will require the acceptance of a new way of conducting business and exchanging information. To be successful, we must attract a significant number of customers throughout the healthcare industry. Healthcare participants must be willing to allow sensitive information to be stored in our databases and to conduct healthcare transactions over the Internet. Our ability to generate revenues will suffer dramatically if Internet solutions are not accepted or are perceived to be ineffective. To date, the healthcare industry has been resistant to adopting new information technology solutions. Electronic information exchange and use of the Internet for practice management by the healthcare industry is still developing. We believe that complexities in the nature of the healthcare transactions that must be processed have hindered the development and acceptance of information technology solutions by the industry. Conversion from traditional methods to electronic information exchange may not occur as rapidly as we expect and demand and market acceptance for data services and products over the Internet may not grow or continue to grow. Accordingly, we may not achieve the critical mass of users we believe is necessary to generate sufficient subscription and transaction-based fees for us to be successful.

**Our operations could be damaged by performance problems with our service and content providers.**

We depend on service and content providers to provide information and data feeds on a timely basis. *Medtopia*'s web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our customers who utilize our web-based services depend on Internet service providers, online service providers and other web site operators for access to our web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to *Medtopia*'s systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of and advertisers and sponsors on its web site and, if sustained or repeated, could reduce the attractiveness of our services.

**Our reputation could suffer if our system experiences security breaches or is otherwise perceived to be insecure.**

A material security breach could damage our reputation or result in liability. We retain confidential information, including patient health information, in our processing centers and may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of Internet security could deter people from using the Internet or from conducting transactions that involve transmitting confidential information, including confidential healthcare information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

**Our platform infrastructure and scalability are not proven and may fail to respond to new growth.**

To date, we have processed a limited number and variety of transactions over our platforms and a limited number of healthcare participants have used these platforms. Our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt our network infrastructure to accommodate additional users, increased transaction volumes and change payer and provider customer requirements. This expansion and adaptation will be expensive and may divert our attention from other activities.

**We may encounter risks associated with new product development.**

Our performance depends in large part upon our ability to provide the increasing functionality required by our customers through the timely development and successful introduction of new products and enhancements to our existing suite of products. We have historically devoted significant resources to product enhancements and research and development and believe that significant continuing development efforts will be required to sustain our operations and integrate the products and technologies of acquired businesses with our products. There can be no assurance that we will successfully or in a timely manner develop, acquire, integrate, introduce and market new product enhancements or products, or that product enhancements or new products developed by us will meet the requirements of hospitals or other health care providers and payers and achieve or sustain market acceptance.

**Technology may change faster than we can update our applications and services.**

Healthcare information exchange and use of the Internet for practice management is a relatively new and evolving market. The Internet and online commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our software and other proprietary technology entails significant technical and business risks. New services or features that we provide may contain errors, and we may need to modify the design of these services and features to correct errors. If customers encounter difficulty with or do not accept new services or features, they may buy from our competitors and our sales may decline.

**We could be adversely affected by Internet regulation, healthcare regulation, and regulation by the U.S. Food and Drug Administration.**

Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including: pricing, content, copyrights and patents, distribution, characteristics, and quality of products and services. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. The adoption of any additional laws or regulations regarding Internet commerce and communications may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity, and personal privacy is also uncertain. We may be subject to claims that our services violate such laws. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. We may host any of a wide variety of services that enable individuals and companies to exchange information, conduct business and engage in various online activities. Claims could be made against us, as the provider of online services, for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of information that may be posted online by our users. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission and heightened media attention. Such regulation of the Internet could have a material adverse effect on our business, operating results and financial condition.

We are subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

We have attempted to design our services so that our computer applications and software are not considered to be medical devices. However, the FDA may take the position under existing or future law that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation.

**We are vulnerable to communications system interruptions. If communications were interrupted, our operations could be harmed.**

We will maintain our web servers and data processing facilities in Baton Rouge, Louisiana. Although we maintain redundant backup servers, all of our data servers are located in the same physical facility and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control. In the event that we experience significant system disruptions, our business will be harmed. We currently do not maintain business interruption insurance that would reimburse us for all losses that may occur as a result of any future service interruptions. Although we plan to implement network security measures and firewall security, our servers also will be vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these disruptions could lead to interruptions, delays and loss of data or interruptions in delivery of service to our customers.

**We may not be able to protect and enforce our intellectual property and proprietary rights, which could impair our competitive position.**

Our ability to compete depends upon our proprietary systems and technology. While we rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable support are more essential in establishing and maintaining a leadership position and strengthening our brand. As part of our confidentiality procedures, we generally enter into confidentiality agreements with our employees and consultants and limit access to our trade secrets and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. The agreements we have entered into to prevent misappropriation of technology may not be enforceable. Misappropriation of our intellectual property or related potential litigation would harm our business, financial condition and results of operations. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. These claims, even if not meritorious, could be expensive and divert management's attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property.

**We face risks related to hospital and managed care markets.**

Substantial portions of revenues have been and are expected to be derived from the sale of software products and services to medical providers. Consolidation in the healthcare industry could cause a decrease in the number of existing or potential purchasers of our products and services, which could adversely affect our business.

The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations.

**We could be sued as a result of content provided on our web site, which could be expensive and time consuming to defend.**

We could be subject to third-party claims based on the nature and content of information supplied on our web site by us or third parties, including content providers, medical advisors or users. We could also be subject to liability for content that may be accessible through our web sites or third party web sites linked from our web sites or through content and information that may be posted by users in chat rooms or bulletin boards. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive and time consuming and could divert management's attention away from operating the business.

**Investors will have limited ability to influence management.**

Depending on how many shares are issued resulting from this offering, investors acquiring the Shares may hold a minority status in our company. As the holders of a majority of Common Stock, Ricardo Marcos, Jr., William Davis and Jose S. Canseco together have the ability to select Directors.

**We will incur significant expense to acquire subscribers and promote our services.**

We intend to use a significant portion of the proceeds from the sale of our capital stock to fund branding and advertising, including promotional arrangements. Agreements and promotional arrangements with strategic partners often require payments in various forms, including royalties, license fees and other significant guaranteed amounts on a per subscriber or a minimum dollar amount basis over terms ranging from one to three years. Some of these payments must be made whether or not we ever use services under these agreements and must also fund certain rebates and costs that our strategic partners offer and incur in connection with the promotion of our company.

**We will rely on strategic relationships to generate revenue.**

To be successful, we must establish and maintain strategic relationships with leaders in a number of healthcare industry segments. This is critical to our success because we believe that these relationships will enable us to: (1) extend the reach of our applications and services to the various participants in the healthcare industry; (2) obtain specialized healthcare expertise; (3) develop and deploy new applications; (4) further enhance our brand; and (5) generate revenue. Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us and some strategic relationships may put us in competition with our existing business partners or customers. In addition, we may not be able to establish relationships with key participants in the healthcare industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner. Moreover, many potential partners may resist working with us until our applications and services have been successfully introduced and have achieved market acceptance. As we establish strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our platform, applications and services. To date, we have established only a limited number of strategic relationships and these relationships are in the early stages of development. These companies have limited experience in establishing and maintaining strategic relationships with healthcare industry participants. If we lose any of these strategic relationships, fail to obtain modifications of existing relationships, or fail to establish additional relationships, or if our strategic partners fail to actively pursue additional business relationships and partnerships, we would not be able to execute our business plan and our business would suffer significantly.

**Insurance**

Although we expect to carry general liability insurance, any such insurance may not cover potential claims against us or may not be adequate to indemnify us for all liability that may be imposed. It may be impossible or impractical for us to purchase insurance to cover some of our potential exposure. This will expose us to risks and expenses relating to uncovered or under covered exposures.

**This offering circular contains forward-looking statements.**

This offering circular contains "forward-looking statements." The words "expect," "believe," "anticipate," "project," "estimate," predict," "intend" and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, many of which are outside the control of the Company. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

- budgeted capital expenditures;
- our future financial condition or results of operations; and
- our business strategy and other plans and objectives for future operations.

When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. We made numerous assumptions in preparing projections and many of these assumptions may turn out to be wrong. The risk factors noted in this offering circular and other factors noted throughout this offering circular, the accompanying offering circular and the information incorporated by reference, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement. Numerous uncertainties are inherent in establishing a new business, especially in the relatively new market of internet based physician office management software. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

## PLAN OF DISTRIBUTION

We are offering 1,675,000 shares of common stock ($0.0004 par value) at a price of $2.40 per share ("Shares") in accordance with Regulation A under the Securities Act of 1933. The Shares are not restricted and may be freely resold. We are making this offering on a "best efforts basis" and there is no minimum number of Shares that must be sold. We can give no assurance that all or any of the Shares will be sold. No escrow account is being established, and all subscription funds will be paid directly to the Company. We have not engaged any underwriters.

Our executive officers, William Davis, Jose Canseco, and William Ellison are selling the Shares on behalf of the Company. They are selling the shares in reliance with the federal safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.3a4-1) and the equivalent provision under Louisiana law, La. R.S. § 51:702(5)(a)(iii). They are not being paid any commissions for any sales of the Shares.

We are offering the securities by offering circular to potential investors identified by our officers and the board of directors. We are selling the Shares in minimum lots of 500 shares ($1,200). We will offer the Shares until June 30, 2004. There will be no extensions to the offering date.

The expenses of this Offering are estimated at $100,000. These expenses include approximately: legal fees, $80,000, accounting fees, $17,000, and printing fees $3,000. If we do not sell sufficient Shares to pay the offering expenses, we will have incurred a significant amount of debt that could negatively affect our operations and financial performance. This debt would be due immediately and, although we have no agreements at this time, we believe that we could negotiate terms with our accountants and legal counsel to pay these debts over time. If we do not raise sufficient funds in this Offering, we intend to pay the offering expenses from existing cash flow.

The Company, in its sole discretion, may accept or reject any subscription for the Shares in whole or in part. Upon investing in the Company, each investor will become a shareholder in the Company, and will receive a certificate evidencing such investment.

Our Shares are considered "penny stocks" by the SEC under Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. These regulations known as the "Penny Stock Rules" impose sales practice and disclosure requirements on

NASD broker-dealers who engage in certain transactions involving "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.

The additional sales practice and disclosure requirements imposed upon broker-dealers handling 'penny stocks' may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the market. Under the 'penny stock' regulations, a broker-dealer selling 'penny stocks' to anyone other than an established customer or 'accredited investor' (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the 'penny stock' regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the 'penny stock' market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.

To purchase Shares, please contact either of the following officers:

Jose S. Canseco
Chairman of the Board
211 N. Roadway Drive
New Orleans, LA 70124
(225) 343-7169

William C. Ellison
Secretary & General Counsel
701 South Peters St., Suite 100
New Orleans, LA 70130
(504) 524-6597

**Registration of the Stock**

The Shares are not restricted. However, there is currently no public market for the Shares. We have prepared a Form 10-SB to register the Shares for trading under Section 12(g) of the Securities Exchange Act of 1934 with the Securities Exchange Commission. The Form 10-SB is not effective yet and we hope to make it effective within thirty days of the effectiveness of the Offering. Two broker-dealers, Jefferies and Company and Credit Research and Trading, have indicated that they will file the necessary forms (the Form 211) with the OTC Bulletin Board to register the stock for trading and make a market in that stock. We expect the market for the Shares on the OTC Bulletin Board to open within sixty days that the Offering is effective. Although Jefferies and Company and Credit Research and Trading will make a market in the stock, there may not be sufficient liquidity in the market to ensure that all sale or purchase offers can be completed.

**Determination of the Offering Price**

Prior to this Offering, there has been no market for our common stock. As no underwriter has been retained to offer our securities, the offering price of the Shares was not determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price has been determined by our board of directors based primarily upon the price of shares of common stock in private offerings before this Offering, which was arbitrarily decided.

In the last two years, we have sold 570,000 shares in private offerings at a price of $0.50 per share, which when adjusted to account for the effect of the reverse stock split would be 142,500 shares at a price of $2.00 per share. The board of directors arbitrarily increased the offering price for the Shares from $2.00 per share, the price for the shares in the prior private placements, to $2.40 per share in this offering.

**Dilution**

You will suffer an immediate dilution in your investment if you purchase the Shares. The net tangible book value per share before the offering was $0.03 per share as of September 30, 2003. The net tangible book value per share after the offering will increase to between $0.03 (assuming no shares sold) and $0.94 (assuming that the full offering is subscribed). We have included a chart below that shows the effect of the sales of different amounts of shares on the book value. The initial public offering price is significantly higher than the per share as adjusted, pro forma net tangible book value of our common stock, which is currently $0.03 per share. Although you will pay $2.40 per share, the book value of your shares following the completion of the offering at most will be $0.94 per share. Accordingly, you will suffer an immediate dilution of at least $1.46 per share.

As of September 30, 2003, we had 10,737,912 shares of common stock in the Company outstanding. After the reverse stock split, we have 2,684,478 shares issued and outstanding. The amount of dilution depends on the number of shares sold. The effect of the dilution is set forth in the table below assuming 100 percent, 75 percent, 50 percent and 25 percent of the Offering was sold.

| Amount of Offering Sold by Percent | 100% | 75% | 50% | 25% |
|---|---|---|---|---|
| By Amount | $4,020,000 | $3,015,000 | $2,010,000 | $1,005,000 |
| Number of Shares Sold | 1,675,000 | 1,256,250 | 837,500 | 418,750 |
| Number of Total Shares Outstanding | 4,359,478 | 3,940,728 | 3,521,978 | 3,103,228 |
| Book Value | $4,097,322 | $3,092,322 | $2,087,322 | $1,082,322 |
| Book Value/Share | $0.94 | $0.78 | $0.59 | $0.35 |
| Increase in Book Value attributable to sale of Shares | $0.91 | $0.76 | $0.56 | $0.32 |
| Immediate Dilution/Share | $1.46 | $1.62 | $1.81 | $2.05 |

The table below, as of September 30, 2003, compares the amount and percent of shares purchased by current shareholders for either cash or services with the amount and percent of shares purchased by new investors following the Offering assuming 25%, 50%, 75% and 100% subscription levels.

| Percentage Offering Subscribed | | Shares Purchased | | Total Consideration | | Average Price per |
| --- | --- | --- | --- | --- | --- | --- |
| | | Number | Percent | Amount | Percent | Share |
| 100% | Current shareholders | 2,684,478 | 62% | $ 1,340,207.00 | 25% | $ 0.50 |
| | New investors | 1,675,000 | 38% | $ 4,020,000.00 | 75% | $ 2.40 |
| | Total | 4,359,478 | 100% | $ 5,360,207.00 | 100% | $ 1.23 |
| 75% | Current shareholders | 2,684,478 | 68% | $ 1,340,207.00 | 31% | $ 0.50 |
| | New investors | 1,256,250 | 32% | $ 3,015,000.00 | 69% | $ 2.40 |
| | Total | 3,940,728 | 100% | $ 4,355,207.00 | 100% | $ 1.11 |
| 50% | Current shareholders | 2,684,478 | 76% | $ 1,340,207.00 | 40% | $ 0.50 |
| | New investors | 837,500 | 24% | $ 2,010,000.00 | 60% | $ 2.40 |
| | Total | 3,521,978 | 100% | $ 3,350,207.00 | 100% | $ 0.95 |
| 25% | Current shareholders | 2,684,478 | 87% | $ 1,340,207.00 | 57% | $ 0.50 |
| | New investors | 418,750 | 13% | $ 1,005,000.00 | 43% | $ 2.40 |
| | Total | 3,103,228 | 100% | $ 2,345,207.00 | 100% | $ 0.76 |

## USE OF PROCEEDS

With the use of proceeds from the offering, we will be focusing on four strategic goals. First, we will be expanding our sales and marketing efforts by adding additional inside sales personnel in our Baton Rouge corporate office, coupled with outside sales personnel in new regional markets. The inside sales employees will be utilized for generating sales leads in the new markets that are to be followed up by the sales people in the field. Secondly, we will be building our infrastructure in order to accommodate the new sales generated by these efforts. This infrastructure will consist of funding the purchase of new equipment as well as the hiring of additional resources for the support of the product and the general administration of the Company. Third, we will continue our devotion to research and development by hiring additional programmers to enhance our existing products as well as perform development of new products and services. And finally, we will use the funds to retire the Company's debt and accrued expenses.

The extent to which we fund these efforts will depend largely upon how much capital is raised in the public offering. We hope to be successful in raising the full $4 million in the offering; however, we have developed a funding strategy based upon the actual level of funding that is raised. We have broken these into four levels at 25%, 50%, 75% and 100% of the total offering of $4 million and categorized these figures based upon a 12-month implementation plan as set forth in the table below. At funding levels of 25% and up, the first priority will be to retire the existing debt and accrued expenses of the Company, and then begin funding our sales and distribution strategies along with the necessary infrastructure upgrades and personnel needed to implement those strategies. In the event that we raise less than 25% of the total offering, however, we will not retire any debt to officers and directors or pay any accrued expenses until other debts and startup expenses have been paid and funded. Our order of priority in this event, depending upon how much funding is actually acquired, is the following: 1) pay for the expenses related to the offering itself; 2) purchase necessary hardware and equipment upgrades to support a growing infrastructure; 3) fund salaries for new sales personnel in Baton Rouge, Atlanta, and Houston; 4) implement a company health and benefit plan; 5) retire all company debt and accrued expenses; and 6) lastly, fund salaries for two additional programmers, the CEO, a bookkeeper, and a receptionist.

At a funding level of 25% of the total offering, we plan to hire two new programmers, two inside sales employees, a bookkeeper, a receptionist, one salesperson in Atlanta, GA, one salesperson in Houston, TX, and also fund the salary for the CEO. Additionally, we will fund an advertising and marketing campaign as well as attend at least one national trade show. At this level, we do not anticipate needing additional office space and we will also fund new equipment purchases conservatively by purchasing only the necessary hardware and equipment needed to sell, support, and deploy our applications and services. We will also use proceeds to fund a company benefit plan and cover other expenses such as travel, employee education, Internet data lines, and other operational expenses. Finally, at this level, we will reserve at least $18,772 for working capital to cover any extra incidental expenses related to marketing, distribution, and operations.

At a funding level of 50% of the total offering, we will extend our sales and marketing efforts by hiring three inside sales employees in addition to hiring at least two sales people in Atlanta and Houston each. We will bolster R&D by hiring four programmers and a Vice President of R&D. We will also hire and fund several executive level positions including CEO, CFO, Vice President of Finance, and Vice President of Policy & Planning, as well as other organizational positions including a bookkeeper, receptionist, and an Operations Manager. Marketing efforts will be expanded by attending at least two trade shows in addition to increasing our advertising and direct mail campaigns. These efforts will create the need for the lease of additional office space as well as an investment in hardware and equipment at our corporate headquarters and data-center in Baton Rouge. This equipment will primarily consist of new servers and equipment to handle the additional load of new customers and employees. We plan to establish a company-wide benefit plan that includes group health insurance. We will incur and fund additional expenses related to Internet data lines, employee training and travel. At this funding level, we plan to retain at least $149,105 in working capital in order to cover any additional expenses that may arise. In the event that the company does not exceed its budget for any of its planned expenses, we will use the working capital to expand our marketing efforts by increasing our advertising and promotional activities in our target markets.

At a funding level of 75% of the total offering, we will attempt to expand our direct reach into four new markets including Atlanta, Houston, and two other not-yet identified regions. Each new sales region will include two salespersons. Five inside sales positions will be created in Baton Rouge to supply the salespeople in the field with qualified leads and assist with the coordination and process of each new sale. Several executive level positions will be funded including: CEO, CFO, Vice President of Finance, and Vice President of Policy & Planning. Other operational positions will be funded including an Operations Manager, receptionist, bookkeeper, and executive secretary. Research and Development will be expanded significantly with the hiring of a Vice President of Research and Development and five new programmers. We will incur increased marketing expenses as we attempt to project our brand name and recognition across these new markets. We will also attend at least two national level trade shows in order to begin to create exposure on a national scale. As a result of these efforts, we will be funding additional expenditures such as rent, communications, and new hardware and equipment. We will also establish a company-wide benefit plan that includes group health insurance. We plan to retain at least $310,495 in working capital in order to fund miscellaneous overhead that may be incurred from these operations. If we are successful in reaching our sales goals and do not exceed our planned budgets for the first year of operations, we plan to use the working capital to expand our marketing efforts in our targeted regions in addition to exploring the possibility of identifying and pursuing new target regions for the marketing and distribution of our products and services. Additionally, we plan to utilize a portion of funds to seek out and potentially acquire other entities that may help us quickly recognize new customers and revenue. Potential acquisition candidates may include other small software companies, billing companies, and distributors of physician related products and services.

If we are successful in raising 100% of the offering, we will use the proceeds to expand on a larger scale our sales, marketing, distribution, and R&D efforts. We will focus on expanding our sales and marketing efforts into six new regions, including Atlanta, Houston, and four not-yet identified regions. Each sales region will consist of at least two salespeople in the field who will be backed up and supported by seven new inside salespeople in Baton Rouge. Research and Development personnel will be expanded to include seven new programmers and a Vice President of Research and Development. Other executive, administrative, and operational positions that will be funded with these proceeds will be: CEO, CFO, COO, Vice President of Finance, Vice President of Policy & Planning, Operations Manager, a bookkeeper, two receptionists, and two executive secretaries. Advertising and public relations will be expanded significantly to project the recognition of our products and services, not only in each of the new sales regions, but on a national scale as well. We will attend at least two national trade shows and attempt to acquire national-level recognition of the *Medtopia* brand name. Hardware and other equipment costs will be funded by the proceeds of the offering in addition to other related operational expenses such as rent, telephone costs, cellular phones, and data T1 lines.

We plan to use a portion of the funds to seek out and potentially acquire other companies that provide physician-related products and services. We hope to utilize these potential acquisitions to help us rapidly expand our customer base and revenue if the right target can be identified. Potential acquisition candidates may include other small software companies, billing companies, and distributors of physician related products and services. We have set aside $497,463 in working capital to help cover any unanticipated expenses with the marketing and distribution plan, or to offset any other incidental expenses that are incurred. In the event that we do not exceed any of our planned budgets, we plan to utilize the working capital to expand our marketing efforts through increased advertising as well as by identifying and pursuing new regional markets.

As discussed above, in the event that we raise at least 75% of the offering, we plan to use a portion of the proceeds from the offering to seek out potential acquisitions with other companies. We have not yet identified any potential acquisitions other than the *types* of companies that we are interested in acquiring. Once the funding has been obtained, we will begin looking at targets that would reap at least one of three benefits for MD Technologies: increased revenue, increased customer base, and a proprietary technology. The types of companies that may fit into one of these categories are companies that provide billing and accounts receivable management to physicians, as well as other software companies that may provide a component of technology that will greater enhance one of our existing products or potential future products. We have not entered into any arrangements, preliminary or formal, with any companies or individuals to date. Nor have we begun to seek out these types of companies. Once the funding from the offering has been obtained, we will begin the process of attempting to identify these companies and startup negotiations. In the event that an acquisition target is not identified, the funds that are budgeted for this purpose will be utilized for working capital for the purpose of expanding our sales and marketing activities.

As discussed above, a portion of the offering proceeds, depending on the amount raised, will be used to pay future and accrued executive salaries. In summary, three executives who are also directors and officers of the Company will rely upon proceeds of the offering to fund their salaries. William D. Davis, the President and CEO and a Director, will receive an annual salary of $60,000 if the Company is successful in raising at least 25% of the full offering. If the Company is successful in raising 50% or more of the total offering, Mr. Davis will receive an annual salary of $102,000. Jose S. Canseco, the Chairman of the Board of Directors and a Vice President, will not draw a salary if the Company does not raise at least 50%. If the Company raises 50% or 75% of the offering, he will receive an annual salary of $42,000. If the Company raises the full 100% of the offering, Mr. Canseco will receive an annual salary of $97,000. Similarly, Terry Jones, Vice President of Finance and a Director, will receive an annual salary of $95,000 if the Company raises 50% of the offering. Mr. Davis, Mr. Canseco, and Mr. Jones have employment contracts with the Company and are eligible for consideration of raises and bonuses at the discretion of the Board of Directors. Additionally, a portion of the offering proceeds will be used to pay the accrued salary of the Executive Vice-President of Sales & Marketing, Joe Palazzo. As of September 30, 2003, he has accrued $27,500 in salary and continues to accrue $2,500 per month. Upon raising at least 25% of the offering, he will be paid his full salary from existing company revenue and will receive a lump-sum payment for all accrued salary, which will come from the proceeds of the offering.

| Amount of Offering Sold by Percent | 100% | 75% | 50% | 25% |
|---|---|---|---|---|
| **Amount of Offering Sold by Amount** | **$4,020,000** | **$3,015,000** | **$2,010,000** | **$1,005,000** |
| Salaries & Wages | $1,895,600 | $1,512,600 | $1,060,200 | $385,200 |
| Advertising and Public Relations | $244,000 | $106,200 | $63,000 | $30,500 |
| Accrued expenses (including salaries and rents) [1] | $90,045 | $90,045 | $90,045 | $90,045 |
| Debt Retirement | $221,145 | $221,145 | $221,145 | $221,145 |
| Rents | $102,000 | $50,400 | $50,400 | $0 |
| Communications/Internet Access | $70,680 | $53,100 | $36,000 | $28,560 |
| Equipment & Hardware | $94,400 | $83,000 | $77,400 | $37,000 |
| Expenses of Offering | $100,000 | $100,000 | $100,000 | $100,000 |
| Payroll Expenses | $163,067 | $128,815 | $81,105 | $39,378 |
| Healthcare & Emp. Benefits | $79,200 | $59,400 | $43,200 | $28,800 |
| Supplies | $26,400 | $19,800 | $14,400 | $9,600 |
| Travel | $24,000 | $20,000 | $16,000 | $12,000 |
| Education & Training | $12,000 | $10,000 | $8,000 | $4,000 |
| Acquisitions | $400,000 | $250,000 | $0 | $0 |
| Working Capital | $497,463 | $310,495 | $149,105 | $18,772 |
| **Total use of proceeds** | **$4,020,000** | **$3,015,000** | **$2,010,000** | **$1,005,000** |

(1) This amount includes $27,500 in accrued salary for Joe Palazzo.

In addition, we intend to use a portion of the proceeds to retire approximately $221,000 of debt that is owed to certain officers and directors. A listing of said debt is found in the table below.

| Payee | Loan Amount | Date | Interest Rate | Maturity Date | Outstanding Balance as of 9/30/03 | Use of proceeds |
|---|---|---|---|---|---|---|
| SBL Capital Corp. (1) | $30,000 | 11/15/01 | 18% | 12/1/06 | $17,050.66 | Operational Expenses |
| William C. Ellison | $100,000 | 12/12/01 | 12% | 6/30/04 | $100,000.00 | Refinance Previously Matured Debt That Had Been Used To Pay Operational Expenses |
| Jose S. Canseco | $36,945 | 6/24/02 | 8% | On Demand | $40,635.00 | Operational Expenses |
| William D. Davis | $35,101 | 7/9/02 | 8% | On Demand | $38,377.45 | Operational Expenses |
| Tommy Frazer | $25,000 | 8/8/03 | * | 3/8/04 | $25,082.19 | Accounting Fees and Operational Expenses |

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law. The interest rate as of November 5, 2003 is 4%.

## DIVIDEND POLICY

We intend to use cash in excess of the Company's needs for operations to expand our market position. We do not contemplate paying dividends at any time in the immediate future.

## CAPITALIZATION

The following table sets forth: (1) the capitalization of MD Technologies as of December 31, 2002; and (2) the capitalization of MD Technologies as of September 30, 2003. You should interpret the information in the table below in conjunction with the Financial Statements starting on page F-1.

| | **As of: Dec. 31, 2002** | **As of: Sept. 30, 2003** |
|---|---|---|
| Debt: | | |
| Short-term debt (average interest rate 9.4%) | $13,612 | $13,612 |
| Due to Related Party | $172,046 | $197,046 |
| Long-term debt (average interest rate 18%) | $20,732 | $12,608 |
| Total debt | $206,390 | $223,266 |
| Stockholders equity (deficit): | | |
| Preferred stock (no par value) | $0 | $0 |
| Common stock (par value 0.0004) | $187 | $211 |
| Additional paid in capital | $1,220,252 | $1,340,207 |
| Retained earnings (deficit) | $(1,232,518) | $(1,520,736) |
| Total stockholders equity (deficit) | $(12,079) | $(180,318) |
| Total Capitalization | $194,311 | $42,948 |

## DESCRIPTION OF BUSINESS

### History

The founders of MD Technologies began developing software solutions for the healthcare industry in 1993. Initial development of the *Medtopia* application began in early 1995 when the founders of the Company decided that the emerging growth of the Internet introduced a significant opportunity to create innovative solutions for the healthcare industry. The *Medtopia* application, and all intellectual property rights associated therewith was originally created by LISTech, Inc., a company owned by William Davis and two other partners that was incorporated in the state of Louisiana on January 4, 1993. As the owner of the *Medtopia* source code, LISTech granted an exclusive license to MD Technologies, L.L.C., a Louisiana limited liability company which was formed by our founders on April 15, 1996 for the purpose of selling and marketing this product to the healthcare industry, pursuant to that certain Software License Agreement dated January 11, 1996. After several years of modifications and re-engineering the product, *Medtopia* went live on the Internet with its first physician in November of 1998. We believe that, at the time, *Medtopia* was the only completely web-based practice management system on the Internet. Our founders struggled to find customers willing to use the product, as the Internet was a relatively new and unproven medium for business applications. Likewise, the idea of businesses storing their data on remote servers and renting, rather than purchasing, their applications was a relatively foreign concept. However, as the Internet became more ubiquitous and generally accepted as a business medium over the following two years, we began to find more and more customers willing to embrace the technology and the product.

Recognizing the need for assistance to adequately develop our applications and implement a realistic distribution plan, our founders incorporated MD Technologies Inc. on February 25, 2000, in the State of Delaware, in order to raise capital to exploit *Medtopia* at a time they felt that the industry was more accepting of Internet based applications. At the time of incorporation, LISTech, Inc. and MD Technologies, L.L.C. assigned all of their rights, title and interest in the *Medtopia* application and the intellectual rights associated therewith to the newly incorporated entity, pursuant to that certain Agreement between MD Technologies Inc., MD Technologies, L.L.C. and LISTech, Inc., dated effective February 28, 2000. Neither LISTech nor MD Technologies, L.L.C. were compensated for this transaction. LISTech and the other principle owners of MD Technologies, L.L.C. became the founding shareholders when MD Technologies Inc. was incorporated. Subsequently on July 9, 2003, LISTech Inc. and MD Technologies Inc. merged. We remained in a research and development mode until January 2001, when we announced that we had entered into a research affiliation with Emory Healthcare in Atlanta. At that time, we had 11 customers representing 21 physician and healthcare providers using *Medtopia*, despite having only a part-time sales person. We increased sales and marketing efforts in the last quarter of 2001 and began implementing our business plan while focusing and refining our sales, deployment and installation strategies.

Since January 2002, we have been steadily meeting our sales goals, adding an average of two new customers per month. We, and our products, continue to evolve and improve with each new customer. As of September 30, 2003, we have acquired 78 customers representing over 160 providers.

***Emory Healthcare Relationship***

On December 13, 2000, we entered into two agreements with Emory Healthcare ("Emory") in Atlanta, Georgia.

The first agreement, entitled "Joint Development and License Agreement", provides for an 18 month license of our *MyMedtopia* application for use by Emory in its systemwide healthcare web portal. In October of 2001 we embedded *MyMedtopia* on Emory's web portal and it has been in use since that time. The license agreement has expired and we are currently in negotiations with Emory for a renewal of that license. This agreement also gives Emory the right to test our *Medtopia* application in a live setting in one or more of their practice areas. In April of 2001, the Emory Rehabilitation Center for Medicine began using the scheduling component of *Medtopia* for its 30 physical therapists. This application continues in use today. We do not generate any revenues from the use by Emory of *Medtopia* at this time and we are currently in negotiations with Emory on this issue. Our agreement with Emory also provides for the collaboration between Emory and us in order to develop new applications. This relationship calls for our company to provide the IT expertise and Emory to provide the clinical expertise of up to 20 hours per week to jointly collaborate in the creation of new applications or the improvement of existing applications. To date the only application in which we have collaborated with Emory has been the modification of *Medtopia's* appointment scheduler in order to make it useful for physical therapists in a rehabilitation hospital setting. As opportunities are identified and prioritized, we anticipate taking advantage of this agreement and collaboration with Emory in future development of new applications and/or the improvement of our current applications.

We are currently in negotiations with Emory Healthcare to establish a fee for the use by Emory of our applications. Although the Joint Development and License Agreement with Emory has expired and Emory is not currently paying us a fee for use of our applications, we continue to derive benefits from the Emory relationship. We have been in communications with Emory regarding our product features and continue to refine our applications as a result of our ongoing dialogue with Emory. Emory Healthcare's continued use of our products is an extremely valuable asset to the company due to its reputation and dominant presence in one of our expansion markets. We also plan to rely upon Emory as a valuable resource when we market to physician group practices in the Atlanta, Georgia area after funding.

Our second agreement with Emory, entitled, "Stock Purchase Agreement" was entered into as consideration for the first agreement. By this agreement, Emory became a shareholder of our company and was issued 450,000 shares (112,500 shares after giving effect to the reverse stock split) of common stock of our company.

Emory Healthcare is the most comprehensive health care system in metropolitan Atlanta. It includes The Emory Clinic, the Emory Children's Center, Emory University Hospital, Crawford Long Hospital, Wesley Woods Center, the jointly owned Emory-Adventist Hospital, and EHCA, LLC, a limited liability company created in collaboration with HCA The Healthcare Company. Emory Healthcare has 2,330 licensed patient beds. In addition to its own 14 primary and specialty health care centers located throughout metro Atlanta, Emory Healthcare has affiliations with 48 communities throughout Georgia and neighboring states. These comprise a network representing more than 68 hospitals and 6,000 physicians. Emory accounted for 43% of our revenues during our second year of operations (2001), 15% of our revenues for the year ended December 31, 2002, and 0% of our revenues during the interim financial period in 2003, with the decrease in revenues occurring as a result of the expiration of the Company's Joint Development and License Agreement with Emory on December 12, 2002.

**Company Vision**

Since our inception, our management team has followed two underlying principles: (1) over time, nearly all software business applications will become Internet hosted and managed; and (2) an unwavering dedication to customer service and support will drive customers to us and earn their long-term loyalty. These two principles have guided all our actions since our inception.

Our early lead in the development of Internet-based applications has afforded us a distinct advantage over many competitors who have yet to embrace or adopt the Internet as a medium for their applications. *Medtopia* maintains a price and serviceability advantage over such competitors since we build, host and manage the application for the customer. For example, the product can be delivered to the customer instantaneously and upgraded continuously and imperceptibly. Modifications are applied immediately and typically with no interruption to the customer. The customer's data is always backed up and stored off-site, keeping it safe from natural and unnatural disasters. Back-end processes, such as electronic claims processing and data backups, are performed in the background by trained *Medtopia* staff and are usually unnoticed by the customer. These benefits, and others, create a product that is less intrusive to the customer, and easier to service and maintain by us.

An Internet hosted application also creates a price advantage over many of our competitors. Since *Medtopia* is delivered and modified quickly and efficiently via the Internet, *Medtopia* is more cost-effective than many other companies' products. Customer support is enhanced and made more cost effective since all customers use the same version of *Medtopia.* Our subscription fee includes technical support. Some of our competitors' monthly costs for technical support alone exceed the **total** *Medtopia* subscription fee.

We have a policy of always attempting to answer a service and support call with a live person *before* the third ring of the telephone. We strive to set a new standard by which others will be measured. The *Medtopia* support staff is friendly, knowledgeable and dedicated to helping customers with problems and questions. Our management has great confidence in our support team and continues to explore ways to improve their effectiveness.

These principles and philosophies have molded our history to date, and we believe that a continued devotion to this vision will ensure our success in the future.

**Healthcare Industry**

Healthcare is a vital part of the United States economy and is critical to every citizen. However, healthcare has yet to fully benefit from the technology revolution that is changing other industries. We believe that advanced information technology will have a fundamental impact on healthcare delivery, payment and personal health management. This revolution will be significant because it will help solve key problems facing the industry: improving patient safety, reducing costs, improving the quality of care, and improving the efficiency of processes for coordinating and paying for healthcare. The convergence of the Internet and healthcare management is a new and evolving paradigm in healthcare management. The market opportunities created by this convergence are expected to expand rapidly.

Cost of healthcare in the United States has been climbing. In 1960 total healthcare expenditures were $26 billion, or 5.1 percent of the gross domestic product (GDP). By 2000 total healthcare costs had climbed to $1.3 trillion and represented 15.9 percent of GDP. See, *Health, United States, 2001, with Urban and Rural Health Chartbook,* published by the U.S. Department of Health and Human Services through the Centers for Disease Control and Prevention. Healthcare costs continue to escalate. According to the United States Center for Medicare & Medicaid Services, formerly the Health Care Finance Administration ("HCFA"), healthcare expenditures in 2006 will exceed $1.6 trillion. Approximately 70 percent of healthcare transactions today are paper-based, resulting in administrative costs of up to 20 percent of each dollar spent. It was the need to reduce these costs that, at least in part, led to Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA"). In the United States, the yearly cost of processing and administering claims is about $90 billion. Some healthcare industry analysts believe the $90 billion in administrative costs could be reduced to

$5 billion, or less, by moving from a paper-based system to digital systems. See, *Healthcare Without Boundaries: Integration Technology for the New Healthcare Economy*, February, 2003, Microsoft Corporation White Paper. McKinsey and Company, an international management consulting firm, reports that "[T]he U.S. health care industry is huge—with annual expenditures of more than a trillion dollars—but extremely fragmented: more than half of approximately 600,000 physicians engaged directly in patient care work in practices of eight physicians or fewer."

In the United States there are more than 600,000 physicians, the majority of whom practice in office base groups or in solo practices. See, *American Medical Association Physician Masterfile*, Dec. 2000. MD Technologies specifically targets these practices and has begun to penetrate this vast market.

The healthcare industry is clearly a troubled industry and is being choked by excessive paperwork and inefficiencies, but this has created enormous business opportunities for those companies who can provide solutions to eliminate these inefficiencies.

**Products and Services**

Our products and services are designed to provide advanced technological solutions to healthcare providers in an attempt to assist them with their business and clinical processes. All products are developed internally without the assistance of outside programmers or consultants. Our existing products include *Medtopia*, *MyMedtopia*, *MedtopiaMobile, and Medtopia Billing and Accounts Receivable Management*. These four products are designed such that they can be packaged and sold independently of one another. However, these products are more specifically designed to complement each other in functionality. Customers can employ all four products in a single solution and maximize their efficiency and productivity.

To date, we have generated our revenues from our four existing products and services, *Medtopia, MedtopiaMobile, MyMedtopia,* and *Medtopia Billing and Accounts Receivable Management.* Since *MedtopiaMobile* is still undergoing beta testing, revenues from that application have been limited. The following table summarizes our revenues by application from inception until September 30, 2003.

| Application/Service | Number of customers | Percent of total revenues |
|---|---|---|
| Medtopia | 78 | 72% |
| MyMedtopia | 1 | 17% |
| MedtopiaMobile | 4 | 1% |
| Medtopia Billing and Accounts Receivable Management | 7 | 10% |

### *Medtopia*

*Medtopia* is an Internet-based practice management application that enables physicians and other healthcare providers to manage their organizations online using only a web-browser. It is designed to streamline many of the day-to-day routines involved in running a medical practice, and thereby help physicians and their staff members organize their workload and increase productivity. Physicians and their employees have access to clinical and financial information from the office, home, hospital, or anywhere that an Internet connection is available. The application employs 128-bit SSL encryption, which ensures privacy throughout the entire application and adheres to HIPAA security guidelines. The application consists of several integrated features such as: appointment scheduling, patient account management, electronic claims processing, electronic remittance advice, accounts receivable management, human resource management, project management, electronic medical records, prescription writing, inventory management, and more. All of these tools are designed to work coherently in such a way as to increase productivity throughout the organization. The application also utilizes various workflow queues to assist in many of the work processes that take place in the practice. For example, there is a hospital queue for tracking and managing the admission, discharge, and billing of patients that are currently hospitalized. Similarly, there are claim queues, collection queues, appointment queues, etc. Each of the queues has been designed specifically for helping the office personnel organize information and make it easier to track and manage for maximum efficiency. Since the application and its data are hosted and managed in our data center, the *Medtopia* staff members can perform all the back-end data operations that would ordinarily require an employee of the practice to perform. These activities include sending claims electronically to payers and clearinghouses, posting electronic remittance advice, performing and monitoring EDI transactions such as electronic claim status and eligibility verifications, performing month-end closeouts, daily data backups, hardware and software upgrades, and other system maintenance. This allows the customers to focus more on their business rather than on mundane data management chores. Moreover, our trained employees are better able to monitor the data management and to manage operations in order to minimize errors. The *Medtopia* support staff know how to spot potential problems and take corrective action when they arise.

The recurring revenue stream from the subscriptions of *Medtopia* increases as each new customer is added to the system. While we receive up-front income from the setup and installation of a new customer, it is the recurring revenue that we count on to bolster the company's growth.

However, expenses associated with this revenue growth do not increase proportionally. Once a new customer is brought online, the maintenance of the physician's clinic is related primarily to customer support. New customer support personnel are added as necessary to provide an adequate ratio of support personnel to customers to ensure that all support issues can be handled expeditiously. Our current ratio is approximately one support person per 25 customers. This ratio will be adjusted as needed and may vary depending upon many factors such as the size of the customers added to the system and the geographic location of new customers in relation to our support staff.

*Medtopia Pricing*

*Medtopia* is offered to customers as a monthly subscription of $350/month per physician (or provider). Additionally, there is a one-time setup cost of $500 per provider and a $1,200 training fee per site. The Company also offers data conversions for customers. Prices range between $1,500 to $8,000, depending on the data format, volume of data, and type of conversion (i.e. patient demographic, open-item, or full-detail.) The data-conversion fee is typically negotiated with the customer at the time of the sale and varies on the circumstances. The setup, training, and subscription fees can vary depending upon the number of physicians in the group, the number of physical sites, and the number of users.

***MedtopiaMobile***

*MedtopiaMobile* is a handheld application running on Microsoft® Pocket PC's that allows the physician to perform various functions while in the exam room with the patient, or while away from the office, such as when making hospital rounds. The application synchronizes with the *Medtopia* practice management application over the Internet and gives the physician access to medical information on his patients, such as procedure and diagnosis history, drug allergies, medications, insurance information, and medical alerts. The physician also has the ability to document a new encounter with the patient and capture all the necessary billing information to synchronize directly into the practice management application. Additionally, the application allows the physician to capture handwritten and audio notes and store them as part of the patient's permanent medical record. All information captured by the physician on the device can be synchronized immediately, or in a batch, to the *Medtopia* servers via the Internet.

The list of features available with *MedtopiaMobile* includes: (i) an appointment calendar for managing office appointments, hospital rounds, surgeries, and meetings; (ii) super-bills and charge-capture; (iii) prescription writing; (iv) patient medical history; (v) encounter documentation; (vi) referral management; (vii) secured intranet messaging; and (viii) contact management.

Some customers may wish to deploy *MedtopiaMobile* throughout their enterprise, but may not want to use *Medtopia* as their practice management system. For these customers, we provide a limited version of *Medtopia,* which allows them to track and manage the information via a web interface and also export *MedtopiaMobile* data to their own system.

*MedtopiaMobile Pricing*

*MedtopiaMobile* is provided to physicians for a monthly subscription fee of $150. There is a single one-time licensing fee of $1,500. This fee includes the *MedtopiaMobile* software and the creation of the online *Medtopia* account if the customer does not already have one.

***MyMedtopia***

*MyMedtopia* is a web-based application designed for patients to allow them to track and manage their healthcare information online. Patients can sign up to use *MyMedtopia* on their own, or their physician can issue an account for them. The application benefits both physicians and their patients by allowing them to share vital healthcare information while encouraging the patient to take a more proactive role in their own healthcare. The application enables patients to track information such as family histories, medical conditions, prescriptions and medications, emergency medical information, medical expenses, diet and nutrition, exercise and fitness, and upcoming appointments.

When deployed by a physician to his patients, *MyMedtopia* can prove to be an invaluable tool for enabling secured and direct communication with the patient. Similarly, the application becomes a tool for utilization by the office staff for coordinating with patients for appointments, prescription requests, and statement questions. If given access by their physician, a patient can look up their statement online and see what charges have been paid by the insurance carrier and what their responsibility is. This type of functionality can reduce the number of phone calls into the physician's practice and thereby help make the overall operation of the practice more efficient.

*MyMedtopia Pricing*

There is no set pricing for *MyMedtopia* at this time. We are exploring how best to utilize the functionality of this product in such a way as to eventually create a recurring revenue stream for us. The *MyMedtopia* application is currently being used by Emory Healthcare as part of the benefits offered to their patients and users of its online healthcare services.

***Medtopia Billing and Accounts Receivable Management***

In 2002, we began providing billing and accounts receivable management services to a limited number of customers. We currently provide these services for seven customers. We have one full time employee dedicated to servicing these customers with two other employees providing assistance on an as-needed basis. These services typically include the entering of our customers' patient encounter information into *Medtopia*. The accuracy of the billing information is verified using features built into *Medtopia* that have been especially designed for this purpose. This information is used to process claims with various insurance carriers by sending it electronically through *Medtopia* and third party clearinghouses. Once entered into *Medtopia*, our customers can track and review their accounts receivables online as well as run real-time reports and perform their own analysis of the data using only a web-browser. We manage our customers' receivables all the way through the adjudication process until payment. Upon receiving payment confirmation, denial, or request for additional information, we post the payment to the system, provide any additional information requested, and make any adjustments if necessary. The fact that we host the customers' information and that they are intimately familiar with our application allows us to provide a higher level of service and achieve economies of scale not available to competing billing companies. This gives us a large advantage over competitors.

*Medtopia Billing and Accounts Receivable Management Services Pricing*

Our billing and accounts receivable management services are invoiced to customers as a percentage of actual collections. Our fees are negotiated with each of our customers depending on the level of activity expected and volume and amount of charges. Some customers prefer that our staff perform all data input functions and they provide us with hard copies of their patient encounter information. Others perform the data input themselves. Our fees range from a low of 3% to a high of 8% of collections. In most cases we can demonstrate that our fees are less than what our customers would pay for employees to perform similar services in-house. We view this component of our business model as a major growth opportunity for the Company.

***MedtopiaCommerce***

*Medtopia* serves as a platform for the facilitation of e-commerce. We can create secure electronic Internet links between vendors who sell supplies and services to physicians and the physicians themselves. Physicians will not have to leave their practice management application in order to interact with vendors and suppliers. Using the *MedtopiaCommerce* feature physicians will be able to purchase goods and services online from suppliers that have a presence on the physician's own office management software. *Medtopia*'s inventory control application can be programmed to automatically order inventory as supplies are consumed, allowing the physicians to efficiently manage their inventory.

*MedtopiaCommerce Pricing*

We have yet to establish pricing for this proposed application. We believe that the pricing model will take one of three forms. We will either charge the vendors a flat fee for "occupying" space on the *MedtopiaCommerce* application, or we will charge the vendors a commission based on the volume of sales they make through the application. We are also considering charging our physician customers a flat monthly fee to have the *MedtopiaCommerce* application activated on their individual *Medtopia* site.

**Marketing**

To date, we have utilized very limited marketing efforts and a small sales force. The majority of our efforts through the first quarter of 2001 were focused on completing the *Medtopia* application and positioning our company for launch. We began attempting to prove our distribution and sales strategy in late 2001. All prior sales efforts were conducted on an extremely selective basis so as to create a small base of providers while completing development and beta testing of the product. In January 2001, we had 21 physician/providers using *Medtopia* to manage their practices. Since then, our customer base has grown to 78, representing over 160 providers using *Medtopia.*

We are marketing to new customers by utilizing inside and outside sales strategies in addition to relying upon referrals from existing customers. We also attend local trade shows to maintain local exposure to the healthcare community and periodically perform mass mail-outs of brochures and other marketing material. Telemarketing is employed when possible to generate new sales leads. When the lead is qualified, it is delivered to outside sales for a presentation and sales proposal.

The Internet also provides a good source of inquiries from new potential customers. We work to maintain the *Medtopia* product as a qualified hit under most major search engines, such as Yahoo!, Google, etc. Unsolicited incoming calls from remote locations to the sales staff are followed up with telephone presentations and mail-outs of various marketing materials. Our website address is http://www.medtopia.com.

### *Initial Target Market*

Our company's distribution strategy is to initially expand into large metropolitan areas with numerous physicians where the market research indicates a high potential for adoption of the *Medtopia* products.

Following the Offering, we plan to target our marketing efforts at physicians practicing in the New Orleans, Baton Rouge, Atlanta, and Houston areas. Thereafter, we anticipate penetrating other large metropolitan markets such as Dallas, Miami and South Florida, Orlando, and Tampa. We will continue to identify other markets that present a good opportunity for us and our products and will compete aggressively in those markets as they are identified.

The Louisiana market will be penetrated as much as possible in order to establish a solid base of customers within the proximity of our headquarters. We hope to move into the Atlanta market quickly and attempt to take advantage of the existing relationship with Emory Healthcare, which has a strong market presence there. Additionally, our research indicates that there are over 8,000 physicians practicing in the Metropolitan Atlanta area. Atlanta is also within relatively close proximity of Baton Rouge, making it an attractive market.

The second projected expansion is into Houston, Texas, where there are large numbers of physicians in close proximity to Baton Rouge. Houston represents an opportunity to reach a large number of potential customers in a high-density market that is only 4 hours driving distance from our corporate headquarters in Baton Rouge. Additionally, Houston is home to the Texas Medical Center which is internationally recognized as one of the world's finest medical centers of patient care, research, and education.

### *Marketing Strategy*

Within 90 days of the Offering, we expect to open the Atlanta office, if we are successful in raising at least 25% of the Offering. We intend to staff this office with one sales person if we raise at least 25% of the Offering and two or more if we raise at least 50% of the Offering. These salespeople will make direct calls on physicians and other potential customers in the field. We believe that we can hire, train, and activate these personnel within the 90 day period. Within 150 days of the Offering, we intend to open the second expansion office in Houston and staff this office at the same level. We also plan to hire three additional inside sales employees at our headquarters to assist the sales personnel in the field and to help generate qualified leads for presentations and demos. In order to begin to create exposure on a national scale, we will also attend at least two national level trade shows. Mr. Palazzo has performed similar expansions for other companies and we are confident in his ability to startup these offices in this time frame. We believe that Mr. Palazzo's result-oriented approach to marketing will be effective and result in an increase in volume of sales.

Our core market consists of the 300,000+ physicians who practice alone or in groups of eight or less. The following methods will be employed to enlist new customers:

(i) We will market directly to individual physicians through the efforts of our inside and outside sales force. We will utilize telemarketing for generating new sales leads, which are then solicited by direct-sales representatives. This process usually involves multiple onsite presentations and culminates in a proposal to the customer.

(ii) We will brand our products by participating in trade shows, events and conferences that have the potential to generate interest in us on a national stage. We will also explore the possibility of employing public relations specialists to help generate positive attention for us.

(iii) We will solicit relationships with large institutional healthcare entities such as hospital companies, physician groups and academic institutions. Well-established relationships at this level can potentially lead to significant sales of our products and services.

(iv) We will actively pursue strategic relationships with potential distributors and attempt to establish a national distribution network.

(v) We will explore utilizing ad placements and other promotional campaigns in industry trade publications.

***Pricing/Level of Service***

*Medtopia*'s pricing is determined by the management's analysis of the competition and the targeted customer's willingness to pay, consistent with a fair profit to us. Specific fees were discussed in preceding sections and will not be repeated here. Varying discounts are offered to volume providers and potential customers depending on many factors.

Since January 2001, we have raised the subscription price of *Medtopia* four times, from $150 per month to the current price of $350 per month, with little or no resistance for each price increase. *Medtopia* costs less than many of its current competitors and is far less expensive than many of the competing high-end practice management applications.

***Advertising and Promotion***

We recognize that growth and profitability require extensive promotion that must be done quickly and aggressively. To accomplish our sales goals, we have hired an experienced advertising agency to assist in these efforts. We have entered into an Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc. to perform advertising, public relations, and internet content development services for the Company. The term of the agreement is from August 27, 2003 until terminated by either party upon 90 days written notice. Charges are invoiced monthly and compensation rates are as follows: $15% commission on all media placements; 20% commission on outside production-related purchases; rates for various professional services ranging from $60/hour to $100/hour. The Graham Group is the second largest advertising, marketing and public relations agency in Louisiana and has offices in Baton Rouge, Lafayette, New Orleans and Shreveport. The overall advertising and promotional objectives are to: (i) position MD Technologies as the leader in the healthcare markets in which we compete; (ii) increase Company awareness and brand name recognition among physicians and their office managers; (iii) generate qualified sales leads and potential new distributors for field sales organizations; (iv) create product advertising programs supporting our marketing position; and (v) coordinate sales literature, demonstration materials, telemarketing programs and direct-response promotions in order to maximize exposure and success.

## Financing

To date, we have been financed by a combination of founder's money, debt, equity and operations income. Specifically, prior to 2000, the development of *Medtopia* was primarily funded by its founders. In 2000, we sold stock and raised $100,000 from "friends and family" and received $100,000 from Emory Healthcare, Inc. in return for prepaid usage of our products. From time to time, the founders of MD Technologies have advanced funds to us in return for promissory notes. Mr. William Ellison, a director and General Counsel, loaned $100,000 to us on December 12, 2001. The loan is secured by a security interest on our personal property, including inventory, equipment, accounts, licenses, software and intellectual property. William D. Davis, a director and the CEO, loaned us $35,101.42. This debt is represented by an unsecured promissory note dated July 9, 2002. Jose S. Canseco, Chairman of the Board of Directors, loaned us $36,945.00. This debt is represented by an unsecured promissory note dated June 24, 2002. SBL Capital Corp., which is wholly owned by director Terry Jones, loaned $30,000 to the Company on November 15, 2001. This loan is secured by a security interest on MD Technologies' personal property, including equipment, accounts, chattel paper, contract rights, inventory, licenses, software and intellectual property, and is personally guaranteed by Jose S. Canseco. Thomas L. Frazer, a director, loaned us $25,000. This debt is represented by an unsecured promissory note dated August 8, 2003.

From 2001-2003, we sold stock and raised $404,960, $250,000 and $35,000, respectively, from friends and outside investors. In total, the Company from its inception has incurred $428,500 in debt and liabilities, raised $737,795 in equity and received $496,467 in operations income. The following table summarizes the terms of the promissory notes from each of our directors and officers discussed above.

| Payee | Loan Amount | Date | Interest Rate | Maturity Date |
|---|---|---|---|---|
| SBL Capital Corp.[(1)] | $30,000.00 | 11/15/01 | 18% | 12/1/06 |
| William C. Ellison | $100,000.00 | 12/12/01 | 12% | 6/30/04 |
| Jose S. Canseco | $36,945.00 | 6/24/02 | 8% | On Demand |
| William D. Davis | $35,101.42 | 7/9/02 | 8% | On Demand |
| Thomas L. Frazer | $25,000.00 | 8/8/03 | * | 3/8/04 |

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law. The interest rate as of November 5, 2003 is 4%.

To date, the company has not made any interest payments to Messrs. Canseco, Davis or Frazer. The Company has made $14,090.10 in payments of principal and interest to SBL and the note's balance is $17,050.66. The Company has made interest-only payments to Mr.

Ellison of $20,000.00. The loan to the Company by Mr. Ellison, a member of our board, was originally due on December 12, 2002, but the maturity date was extended to June 30, 2004, pursuant to that certain Addendum to Promissory Note dated November 10, 2003 between the Company and Mr. Ellison.

**Insurance**

We have secured Errors and Omissions and Comprehensive General Liability insurance and will continue such coverage if available at a reasonable cost.

**Data Security**

Our data is secured and backed up multiple times daily. We have built new office space at a location in the same building with the technical offices of a telecommunications company that provides us with our primary link to the Internet. We believe this close proximity minimizes the potential for disruption between the telecommunication provider and the *Medtopia* servers. We also have an ancillary power source to eliminate the risk of power outages. Additionally, we maintain redundant Internet access through two different providers to ensure reliability of our connection to customers.

We have incorporated a security management system to protect patient and physician data, using a combination of security methodologies to provide multiple lines of defense. These include:

- 128-bit SSL encryption of all application data over the Internet
- Role-based access using ID and passwords
- Firewalls and controlled port access through all routers
- Logging, monitoring, and audit trails
- Physical security in a tightly-controlled environment, with physical isolation of systems and hardware
- Security policies including the establishment of a Chief Privacy Officer and Assistant Privacy Officer
- Routine security audits of all Company policies and personnel.

**Research and Development**

We spent the year 2000 and the first three quarters of 2001 mostly in a research and development mode as we added additional functionality to the *Medtopia* practice management product and created the *MyMedtopia* application. During most of that time, we employed six programmers who were mainly devoted to research and development efforts. Total amounts capitalized as research and development during that time were $129,000 in 2000 and $170,909 in 2001. Beginning with the last quarter in 2001, we changed the primary focus of the Company from research and development to begin to focus more on sales and marketing and support for our existing customers. In the first quarter of 2002, we reduced our research and development staff to two programmers and began concentrating on the overall robustness and usability of the Company's existing products. During this time, we also fine-tuned our handheld application, *MedtopiaMobile*, and prepared it for beta-testing and marketing. The total amount capitalized as research and development for 2002 was $50,866. In 2003, we continued with the same R&D strategies that we followed in 2002 while adding new functionality to the product on a daily basis. We plan with the proceeds from this Offering to hire at least two more programmers and once again emphasize a robust research and development effort.

**Product Strategy**

***Product Life Cycles***

The life cycle for *Medtopia* is potentially unlimited, as it provides the management tools that will always be needed in a physician's practice. The product is always kept current as upgrades are provided weekly and delivered to the customers seamlessly via the Internet. This delivery allows the product to evolve to the continuing needs of the customer. The responsiveness of the *Medtopia* product development team helps to ensure that the customer's needs are continually satisfied, thereby helping us retain our customer base for the long-term.

***Intellectual Property***

We protect our products under available federal trademark and copyright protections as well as through confidentiality agreements with vendors and employees. In particular, the name *Medtopia* is a registered trademark of the Company. The software that forms the core of *Medtopia* is copyrighted in the Company's name. Moreover, total development of the product has been performed exclusively by our employees; no outside contractors have been used.

***Government Regulations***

We have obtained all required federal and state permits and licenses to operate our business. Our operation and profitability may become subject to more restrictive regulation and increased taxation by federal, state, or local agencies. We adhere to compliance standards of the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA"). However, our industry is heavily government regulated. Our government regulatory risks run the gamut from regulation affecting our listing as a publicly traded entity to regulations affecting the healthcare industry in general and physician practice management in particular.

Laws and regulations may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality and other issues, including: pricing, content, copyrights and patents, distribution, characteristics, and quality of products and services. We cannot predict whether these laws will be adopted or how they will affect our business. Any legislation or regulations of this nature could affect the way we conduct our business, particularly in our collection or use of personal information, and could harm our business. Further, activities on or using the Internet have come under increased scrutiny, including increased investigation in the healthcare arena by the Federal Trade Commission and heightened media attention. A number of proposals have been made at the federal, state and local levels that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

We may host any of a wide variety of services that enable individuals and companies to exchange information, conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for activities of their users is currently unsettled. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past.

We could be adversely affected by healthcare regulation. The healthcare industry is highly regulated and is subject to political and regulatory changes. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. Thus, we do not know what effect any proposals would have on our business. Numerous state and federal laws govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states have laws and regulations that protect the confidentiality of medical records or medical information. In addition, the federal Department of Health and Human Services has proposed regulations implementing the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning standards for electronic transactions, security and electronic signatures and privacy of individually identifiable health information. These regulations, among other things, require companies to develop security standards for all health information that is used electronically. The proposed regulations impose significant obligations on companies that send or receive electronic health information. The application of these laws to the personal information *Medtopia* collects could create potential liability under these laws. We have designed our services to comply with these regulations, but cannot predict modifications to these regulations. Any changes could cause us to use additional resources to revise our platform and services. Additional legislation governing the distribution of medical records exists and has been proposed at both the state and federal levels. We will be subject to extensive regulation relating to the confidentiality and release of patient records, and it may be expensive to implement security or other measures to comply with new legislation and final regulations. We may also be restricted or prevented from maintaining or delivering patient records electronically, which would have an adverse effect on our business.

The Food and Drug Administration ("FDA") has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, which is referred to here as the "FDA Act", and may seek to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA pre-market notification applications, which are each referred to in this document as a 510(k) Application, and otherwise comply with the requirements of the FDA Act applicable to medical devices. We have attempted to design our services so that our computer applications and software are not considered to be medical devices. Because we believe our services are not subject to FDA regulation, we have not filed a 510(k) Application with the FDA for our products. However, the FDA may take the position that our services are subject to FDA regulation. In addition, we may expand our services in the future to areas that subject them to FDA regulation. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that our software could in the future become subject to some or all of the above requirements. If the FDA takes the position that any of our services or software are subject to FDA regulation, we may be required to file a 510(k) Application, which would be subject to FDA review and approval and which may be a time-consuming process. We have no experience in complying with FDA regulations and believe that complying with FDA regulations may be time-consuming, burdensome and expensive and could delay our introduction of new applications or services.

State and federal statutes and regulations governing transmission of claims may affect our operations. For example, Medicaid rules require certain processing services and eligibility verification to be maintained as separate and distinct operations. We believe that our practices are in compliance with applicable state and federal laws. These laws, though, are complex and changing, and the government may take positions that are inconsistent with our practices.

The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. We have attempted to structure our web site, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state may, however, determine that some portion of our business violates these laws and may seek to discontinue them or subject us to penalties or licensure requirements. We employ and contract with others who provide only medical information to consumers and have no intent to provide medical care or advice. We do not maintain professional liability insurance because we believe we are not a healthcare provider and any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability for which we are not insured.

***Customer Terms and Strategic Relationships***

Our relationships with our customers are regulated by subscription contracts that we execute with each customer. These contracts contain our standard terms and conditions, the most important of which relate to the price charged for our services/products. Our primary source of revenue is derived from subscription fees paid by our customers on a monthly basis. Our contracts generally have a one (1) year term and renew on a month-to-month basis after the first year. We have the right to change the price for our services/products on the year anniversary of our contract. Should a customer terminate our relationship, we are obligated to provide them with the information we host for them in a format that allows them to migrate to another vendor. We are dependent upon only one customer for 10% or more of our revenue. That customer is Ira Markowitz, M.D., for whom we provide the *Medtopia* practice management application in addition to *Medtopia Billing and Accounts Receivable Management* services. For the period of January through September of 2003, this customer has accounted for $23,660 of $226,850 (10.4%) of total revenue.

We have two significant vendor relationships upon which we depend to offer our services/products. The first is with our primary Internet service provider, Eatel, a local telephony provider in our area. Our Sale Contract with Eatel is dated April 25, 2000 and provides for service on a month-to-month basis with charges payable monthly. We currently pay $1,594 per month for Eatel's services. If we were to lose this relationship, we feel that there are several other alternate providers that could provide our Internet connectivity with little or no adverse effect to our business. Our other significant relationship we rely upon to provide our services/products is with the clearinghouse through which our customers bill third party payers. This company is Envoy, which is owned by one of our competitors. Under the Envoy Provider Agreement, dated May 4, 2000, MD Technologies Inc. is granted the right to use Envoy's medical claims batch transaction services and related hardware and software for an initial three year term. The original term has expired; however, the Agreement automatically renews thereafter for one year terms unless either party gives thirty days notice to the other of its decision not to renew. We currently pay $150 per month for the license of Envoy's software. Although there are other clearinghouses providing similar services, a disruption of our relationship with Envoy, could temporarily significantly adversely affect our ability to deliver our services. We are currently exploring the possibility of having redundant clearinghouse strategic relationships to mitigate this risk.

**Competition**

The healthcare information technology market is served by various software companies that distribute and manage clinical and business-related information. The market for these companies' applications is divided into general user/customer categories, as follows:

1. Hospitals
2. Physicians
3. Insurance/Managed care companies
4. Ancillary services (i.e., pharmacies, imaging companies, laboratories, etc.)
5. Dental
6. Specialty Medical Services

Most software vendors provide only a portion of the software needs of a client. For example, one company may provide billing software while another may provide medical record software. Therefore, it is common for physicians to use multiple software applications concurrently.

While *Medtopia's* suite of features enables the product to compete in some form in all six areas of the healthcare industry, the product is currently focused primarily on the physician market. In this segment of the market, there are three distinct categories of customers, namely:

1. Physician practices with less than eight physicians (more than half of all physicians – over 300,000).

   Physicians in this category are *Medtopia*'s primary target customers. Many of these practices have PC-based legacy systems that are old or inexpensive (under

$5K.) The systems of these practices typically run on a local area network and are primarily limited to billing and collections. Some of the providers in this category are Medi-Soft, Lytec, and other homegrown products that are functional but no longer supported.

2. Physician practices with between eight and twenty physicians.

   Group practices of this size tend to run practice management systems that are capable of running on a wide area network, have robust utilities, appointment scheduling, flexible reporting, managed care, and accounts payable modules. The costs of these systems can range between $30K to $60K for the initial purchase, and $3K to $8K per physician for installation. Updates to these applications and yearly maintenance agreements can exceed $10K. A few vendors in this category are companies like Medical Manager, Millbrook, and Practice Works. *Medtopia* currently competes for these customers at the lower end of the market.

3. Physician practices with more than twenty physicians.

   Group practices of this size usually run complex modules for practice management systems that provide enterprise-wide solutions. These applications are typically deployed on large computers like RISC 6000's and operate on expensive and dedicated database servers. Organizations deploying these applications can spend hundreds of thousands of dollars for these systems and may require a dedicated IT staff to maintain the hardware, the application, and its interfaces. A few companies in this category include IDX, Misys (Medic), and Vitalworks.

The following is a list of software companies that occupy at least part of the market space in which *Medtopia* competes:

| | |
|---|---|
| Medical Manager/WebMD | VitalWorks |
| Misys (Medic) | HealthPak |
| Millbrook | Athena Health |
| Amicore | MercuryMD |
| CareWide | MicroMD |
| PracticeWorks | MDEverywhere |
| MediSoft | MegaWest |
| Lytec | IDX |

Of the many practice management software companies, no single company dominates the market. However, two companies should be recognized as dominant players in certain segments of this market.

***Medical Manager/WebMD***

Started in 1982 as a practice management software product for chiropractors, the Medical Manager product has evolved into one of the more fully featured products on the market today. Most of the Medical Manager installations are using a legacy, text based version of its product running on a Unix file server and serves the medium-to-large medical practice market. Because of its sheer size, product features and reputation, Medical Manager continues to present itself as a formidable competitor.

*Medtopia* offers the benefits of having as many features as Medical Manager but at a much lower price and with better serviceability. *Medtopia* can also be deployed much easier since it doesn't require a dedicated server, especially in multi-site environments where office personnel need instantaneous access to information from anywhere.

***Medisoft***

As a division of NDC, a medical services company that functions as a claims processing company, the MediSoft practice management system provides NDC with a ready source of medical insurance claims to be cleared and transmitted to insurance payers. The MediSoft product, although not as robust or fully featured as most of its competitors, offers a basic system at a low introductory price for the small physician practice. Because of its low price, the company has been very successful in creating a large base of installations.

Our competitive position in the healthcare industry can best be described as occupying a niche as the low cost provider given the delivery mechanism (the Internet) and the level of personal and customized service(s) offered. We are trying to serve the small to mid-size physician offices with services and applications usually available only to larger practices, but not generally affordable by the smaller practices. The use of the Internet as our delivery and customer service mechanism allows us to provide our services and products very cost effectively.

*Medtopia* enables its customers to enjoy the benefits of a fully featured practice management system even though the product competes at the same price level as MediSoft. Additionally, since *Medtopia* is deployed over the Internet and hosted and managed by our expert staff, we are able to create a more intimate relationship with our customers that better ensures product satisfaction and long-term loyalty.

**Employees**

We currently employ eight full-time paid employees, one full-time unpaid employee, Mr. Davis, our CEO, and 2 part-time employees, Mr. Canseco, Vice President of Policy and Planning, and Mr. Ellison, our General Counsel, who do not draw salaries. We plan to immediately hire additional employees depending upon the success and subscription of the offering. If we are successful in raising 25% of the offering, we plan to hire 8 new employees, bringing the total number of employees to 19. If we raise 50% of the offering, we plan to hire 16 additional employees, bringing the total to 27. At 75% and 100%, we plan to hire 24 and 35 new employees, bringing the total number of employees to 35 and 46, respectively. These employees will be focused in sales and marketing, research and development, and administration. Our relationship with our current employees fosters high productivity and commitment. None of our employees are covered by a collective bargaining agreement. From time to time, we utilize the services of independent contractors to perform various other services.

### Material Litigation

We are not presently involved in any material litigation or other legal proceedings.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### 2000

We spent the fiscal year 2000 largely in a research and development mode. At the time, our staff consisted primarily of software programmers under the leadership of William Davis. Working in conjunction with several physicians who acted as consultants, Mr. Davis and our programming staff developed, modified and tested *Medtopia* during all of fiscal year 2000. In the third quarter of 2000 Emory University's healthcare unit became interested in our Company and our applications. At that time, we began negotiations with Emory, including extensive due diligence on its part, culminating with Emory's investment in our Company, and agreement to use two of our applications, *Medtopia* and *MyMedtopia*. To fund operations and continued development of our products, we raised $244,000 in the selling of our stock to friends, family and through personal investments from the founders and officers of the Company. Services valued at $229,000 were also provided in exchange for stock. The total net loss from operations in fiscal year 2000 was $(382,415).

### 2001

Fiscal year 2001 began with the announcement of the Emory relationship. At that time we attempted to raise capital in order to implement our distribution strategy. We retained the services of a public relations specialist and set about to obtain a more public image. We also participated in two venture capital forums held in the New Orleans area, the Loa Group forum and Tulane University Freeman School of Business forum. We reached the final 5 presenters (out of over 60) in the Loa Group's forum and won the Tulane forum. Despite enjoying success in the venture capital forums and attracting positive news articles in local press in New Orleans, Baton Rouge, and Atlanta, we were largely unsuccessful in raising significant capital.

However, we were successful in raising $404,960 in the selling of our stock to friends and outside investors in order to help fund sales, operations, and continued research and development. Services valued at $5,000 were provided in exchange for stock. Warrants were issued in the amount of $12,300 as incentive for debt issued in the amount of $30,000.

In 2001, we initiated our first formal sales strategy. Our efforts yielded total revenues in 2001 of $156,976. These revenues consisted of $66,666 from the license of the *MyMedtopia* application by Emory Healthcare, and $90,310 from the subscription and related fees from the *Medtopia* application. We increased our customer base from 21 to 39 providers during this period. To produce these revenues we incurred $246,362 for cost of revenue, which primarily consisted of salaries. In addition, our selling, general and administrative expenses increased from $356,615 to $460,684. Although our revenues increased in 2001, because of the increase in the cost of revenue and the selling, general and administrative expenses, our net loss expanded from $382,415 to $589,223. We covered these losses through the sales of additional stock discussed above. We capitalized $170,909 in costs associated with the capitalized software held for sale for the period.

It should also be noted that two of the company's employees (William D. Davis, the CTO, and Jose S. Canseco, the CEO) did not draw salaries during this period in order to conserve the company's resources.

For complete information, see Financial Statements as of December 31, 2001 starting on page F-1.

**2002**

As the result of our inability to attract significant capital in 2001, we began 2002 with four initiatives: (1) conserve our limited capital resources; (2) curtail further significant capital seeking efforts until we achieved more traction; (3) devote the majority of our resources to implementing a distribution strategy; and (4) attempt to become financially self-sufficient on self-generated revenues.

In order to achieve these goals, we significantly reduced our research and development efforts into new product development and began focusing internally on improving the functionality and robustness of our existing products. The total amount capitalized for costs associated with capitalized software held for sale in 2002 was $50,866, a 70% reduction from the previous year.

In an attempt to reduce our overhead in 2002, we cut back on resources dedicated to supporting and deploying the application, thereby contributing to the reduction in total cost of revenues from $246,362 in 2001 to $206,061 in 2002. These reductions were achieved by reducing the number of employees dedicated to customer support in addition to reducing one of our redundant Internet connections. We also reduced total operating expenses from $490,955 in 2001 to $226,945 in 2002. These reductions were mostly achieved by the reduction of several full time employees whose salaries were reflected in the 'Operating Expenses – Selling, general and administrative expenses' category.

Despite the reduction in overhead, our continued focus on sales and distribution resulted in an increase of 21 new customers with attrition of only 3, thereby bringing our total customer base to 57 physician/providers. In addition to our *Medtopia* product, we also began selling our *MedtopiaMobile* handheld application in 2002 along with billing and accounts receivable services. The combined total revenue of all products and services for 2002 was $209,226, an increase of $52,250 (or 33%) over the prior year. Of the total revenue for 2002, $33,333 (15%) consisted of the final 6 months of the 18-month amortization of the Emory Healthcare license of *MyMedtopia* which began in January of 2001.

While the sales revenue increased from $88,149 to $167,613 and the total revenue increased from $156,976 to $209,226, there was a reduction in service revenue from $67,493 to $41,613. The increase in total revenue is mainly attributable to an overall increase in sales and customers. The decrease in service revenue, however, is a result of the 18-month amortization of the Emory Healthcare *MyMedtopia* license, which began in January of 2001. The one-time license fee of $100,000 was amortized over the period of the term of the license, which was 18 months. Therefore, $66,666 was recognized as service revenue in 2001, while only $33,333 was recognized in 2002. As a result of the reductions in selling, general and administrative expenses and in the costs of revenue and the increase in revenues, net loss was reduced from $589,222 in 2001 to $260,881 in 2002. These losses were covered by the sale of $250,000 in common stock.

While our total revenue increased 33% in 2002 over the previous year, we were still operating at a loss and therefore continued to seek capital in limited scope and raised $250,000 in 2002 from outside investors. Services valued at $74,179 were also provided in exchange for the issuance of stock options. These funds, in addition to loans from officers, were used to help fund the operations of the company.

For complete information, see Financial Statements as of December 31, 2002 starting on page F-7.

**2003**

For the first nine months of 2003, we continued to implement the strategy we outlined in 2002 by focusing on the sales and distribution of the company's products and services and attempting to move the company towards a profitable bottom line. In addition to meeting our internal sales goals of 2 new customers of *Medtopia* each month, we began to actively pursue an expansion of our billing and accounts receivable customer base. We expanded from 1 to 7 customers for this service in the first nine months of the year and the revenue from these services helped contribute to the total revenue from all products and services of $226,851 as of September 30, 2003.

We raised an additional $35,000 in capital from outside investors in the first nine months of 2003 to help finance the continuing loss from operations and the extra expenses associated with the public offering. Services valued at $84,996 were also provided in exchange for stock. The net loss for the first nine months of 2003 was $288,218.

For complete information, see Financial Statements as of September 30, 2003 starting on page F-19.

**Comparison of September 2002 to September 2003 Financial Results**

Total revenues for the first nine months of 2003 increased from $170,347 in 2002 to $226,851 in 2003, a 33% increase in total revenue. This increase in total revenue is largely due to continued success in the sale of the *Medtopia* product in addition to the pursuit of more billing and accounts receivable customers. While the total revenue for this period increased from 2002 to 2003, the service revenue declined from $40,638 in 2002 to $3,730 in 2003. This decrease in service revenue is largely due to the last six months of amortization of the 18-month Emory Healthcare *MyMedtopia* license that began in January of 2001 and was recognized through June of 2002. This resulted in $33,333 less service revenue in the first nine months of 2003 in comparison to the first nine months of 2002.

The Cost of Revenues for this period increased from $110,945 in the first nine months of 2002 to $162,628 in the first nine months of 2003 as a result of additional employees and resources needed to help support and deploy our products and services to our growing customer base. Additionally, our operating expenses increased dramatically from $144,482 in 2002 to $333,424 in 2003, thereby resulting in a greater loss from operations of $269.201 in 2003 in comparison to $85,080 in 2002. The increase in operating expenses is due to multiple factors. In January 2003, we began preparing the public offering, which has resulted in significant legal and accounting expenses. These expenses are accounted for under the category 'Selling, general and administrative expenses.' Additionally, the Company issued 169,992 shares of stock valued at $.50 per share (42,498 shares valued at $2.00 per share after giving effect to the reverse stock split) in return for services rendered to the company. This transaction resulted in an $84,996 expense to the company for the January 1 to September 30, 2003 period, which is also reflected under the category 'Selling, general and administrative expenses'. Of the 169,992 shares of stock (42,498 shares after giving effect to the reverse stock split) that were issued for services, 20,000 (5,000 after giving effect to the reverse stock split) were issued to two beta-test users of one of our products, and 149,992 (37,498 after giving effect to the reverse stock split) were issued to Joseph Palazzo, our executive vice president of sales and marketing, who did not draw a salary for the first six months of 2002.

While total revenues increased 33%, the increase in the cost of revenues coupled with the increase in operating expenses contributed to a greater net loss of $288,218 for the first nine months of 2003 in comparison to $106,821 for the first nine months of 2002. These losses were funded from cash reserves, reducing our cash and cash equivalents from $132,827 to $1,167, the sale of stock, and loans from our management in the amount of $21,193, which was a small increase from the prior period loans of $15,883.

For complete information, see Financial Statements as of September 30, 2003 starting on page F-19.

## DESCRIPTION OF PROPERTY

We lease our principal operating location in the central business district of Baton Rouge, Louisiana where we maintain our corporate offices and data center. The space was built out per our specifications. The office consists of 3,200 square feet and includes a data center with dedicated air conditioning and redundant electrical systems to accommodate the needs of our servers and computer systems. The lease has a five-year term and provides for accelerating monthly rentals. Annual rent was $39,554 in 2002. Rent in 2003 will be $49,400 and in 2004 rent will be $52,855. The building that houses our offices also contains the main technology offices of a major telephone provider from which we secure our primary Internet connection.

We own and maintain all of our servers and technology tools necessary to deliver our products to our customers. These include: multiple single and dual-processor servers, software development products and compilers, routers, firewalls, data switches, telephone system, modems, fax machines, laptops, workstations, and printers. We also own our office furniture and most other systems required for operations.

## MANAGEMENT

### Directors, Executive Officers and Significant Employees

We are managed by our Board of Directors. Currently, the Board has six members, including two outside directors. The members of the Board serve three year staggered terms. Our executive officers serve at the discretion of the Board of Directors. The following table sets forth information regarding the names and ages of and positions held by each of our executive officers and the members of the Board of Directors.

| Name | Age | Date Joined Board | Position |
|---|---|---|---|
| Jose S. Canseco | 45 | 2/25/2000 | Vice President of Policy and Planning, Chairman, Board of Directors |
| William D. Davis | 35 | 2/25/2000 | President & CEO, Director |
| William C. Ellison | 43 | 2/25/2000 | Secretary, General Counsel, Director |
| Kenneth E. Thorpe, Ph.D. | 46 | Not a Board Member | Chairman, Technical Advisory Board |
| Thomas L. Frazer | 58 | 6/4/2002 | Director |
| William J. Burnell | 52 | 6/4/2002 | Director |
| Terry Jones | 40 | 6/4/2002 | Vice President of Finance, Director |
| Joseph Palazzo | 60 | Not a Board Member | Executive Vice President, Sales & Marketing |

The following biographies describe the business experience of our executive officers and managers.

*Jose S. Canseco, Vice President of Policy and Planning and Chairman of the Board of Directors*

Mr. Canseco, age 44, one of the founders of the Company, is a 1981 graduate of Louisiana State University with a degree in accounting and a 1984 graduate of the Paul M. Hebert Law School at Louisiana State University. Mr. Canseco has over 18 years of experience in business and commercial practice, commercial litigation, governmental relations and in intellectual property law. Mr. Canseco is active in his community, taking a leadership role in several civic and business boards. He is currently Chairman of the Board of the Louisiana Artist Guild, Inc. (from 1992 to Present); Vice-President of the Arts Council of New Orleans (from 1992 to Present); Member of the Board of Directors of the Louisiana State Arts Council (from 2002 to Present); Member of the Governor's Latin American Business Initiative (from 1997 to Present); Member of the Board of Directors and Secretary of the Canal Street Development Corporation (from 2003 to Present); and Member of the New Orleans Hispanic Heritage Foundation (from 1989 to Present). Mr. Canseco has served as an officer on the Orleans Private Industry Council (from 1990 to 1991); the Greater New Orleans Chapter of the Volunteers of America (from 1996 to 1998); the World Trade Center International Committee (from 1989 to 1991); the Hispanic Political Action Committee (from

1989 to 1991); the New Century New Orleans City Master Plan Committee (from 1989 to 1991); and The Mayor of New Orleans' International Council (from 1988 to 1994). Mr. Canseco is responsible for directing the Company's business and strategic directions. From December 1997 to July 2001, Mr. Canseco was a General Partner with the Law Firm of Barton, Richardson, Canseco and Whitney, L.L.P. From January 2002 to Present, Mr. Canseco has been the General Counsel of United States Environmental Services, L.L.C., responsible for all corporate legal affairs of that entity.

From February 2000 to the present Mr. Canseco has served as a director. In addition, from August 2001 to March 2003, he was CEO of MD Technologies Inc. Mr. Canseco relinquished that post in March 2003 and now serves as Vice President of Policy and Planning of MD Technologies Inc. His duties have included assisting Mr. Davis and the Company with strategic planning and direction.

*William D. Davis, President and Chief Executive Officer, Director*

Mr. Davis, age 34, one of the founders of the Company, is a graduate of Louisiana State University in Electrical Engineering. As a pioneer in designing Internet enabled applications, he has been the driving force in bringing to market the first fully functional Internet-based healthcare application in the mid 1990's. He has over fifteen years professional experience in various industry markets such as healthcare, education, and law. Mr. Davis oversees the company's operations, develops strategies for execution of the company's business plan, and assists with advanced research and development of the company's next generation products. He is active in several industry organizations such as the IEEE (Institute of Electrical and Electronics Engineers), HIMSS (Healthcare Information and Management Systems Society), and the ISA (Instrumentation, Systems, and Automation Society). Mr. Davis was President of LISTech, Inc., a software development company in Baton Rouge, La. from January 1993 to July 2003. He has been President of Davis Research Group, Inc., a Louisiana based company with 3 employees that provides outsourced software development to the healthcare industry from January 2002 to Present. From February 2000 to March 2003, Mr. Davis served as a director and was the Chief Technology Officer of MD Technologies Inc. and was responsible for overseeing the development and deployment of the Company's products and services. From March 2003 to Present, Mr. Davis has served as director and President and CEO of MD Technologies Inc.

Davis Research Group, Inc. has provided software development services to only one customer since incorporation in February of 2002. The application that has been developed for this customer, while in the healthcare environment, does not compete with any of MD Technologies Inc.'s current products or services. Mr. Davis is the sole owner of Davis Research Group, Inc. Upon the effective date of the public offering, Davis Research Group, Inc. will cease providing services to its customer and will be dissolved so as to not represent any potential future conflicts of interest with MD Technologies Inc.

*Joseph Palazzo, Executive Vice President of Sales & Marketing*

Mr. Palazzo, age 60, is the most recent addition to the team, having joined the Company in July of 2001. Mr. Palazzo has a unique blend of knowledge and experience that complement the team. After receiving a degree in physics and math from Loyola University in New Orleans, Mr. Palazzo began his professional career as a programmer for UNISYS Corporation in 1967 and then moved into sales. Beginning with Medical Industry experience while at UNISYS, Mr. Palazzo has over 17 years of experience in the sales and support of physician practice management products. In 1990, Mr. Palazzo started and owned one of the largest distributorships of Medical Manager, one of the leading products in the medical management software industry. Mr. Palazzo sold his distributorship to Medical Manager Corporation and came out of semi-retirement to join the team. Prior to starting his Medical Manager distributorship in 1990, Mr. Palazzo started and served as the CEO and President of Qualified Technology Inc., a computer hardware and networking company in Baton Rouge, La., where he sold hardware, software, and networking services to the medical community. Mr. Palazzo sold his distributorship to Medical Manager Corporation in 1998 and continued to work for that company until November 1999. He then worked as an independent small business consultant until joining MD Technologies in July 2001 as the Executive Vice President of Sales and Marketing. Mr. Palazzo's unique blend of knowledge and talents in software design and writing, hardware and network installation and support and service, and healthcare practice management sales and support, makes him well suited to help the Company evolve from a research and development mode to a sales and customer support mode.

*Kenneth E. Thorpe, Ph.D., Chairman, Technical Advisory Board*

Dr. Thorpe, age 46, is currently the Robert W. Woodruff Professor and Chair of the Department of Health Policy & Management, in the Rollins School of Public Health of Emory University, Atlanta, Georgia, and has served in such capacity since September 1999. Previously, from September 1995 to August 1999, he was a Vanselow Professor of Health Systems Management at Tulane University School of Public Health and Tropical Medicine. From 1995 to 1999, he was a Director, Institute for Health Services Research, Tulane University School of Public Health and Tropical Medicine. Dr. Thorpe received his Ph.D. from the Rand Graduate School, his M.A. from Duke University and his B.A. from the University of Michigan. He was previously Professor of Health Policy and Administration at the University of North Carolina at Chapel Hill from 1994 to 1995, Associate Professor and Director of the Program on Health Care Financing and Insurance at the Harvard University School of Public Health from 1988 to 1990, and Assistant Professor of Public Policy and Public Health at Columbia University from 1983 to 1986. Dr. Thorpe has also held visiting faculty positions at Pepperdine University (1981 to 1984) and Duke University (1991).

From 1993 to 1995, Dr. Thorpe was Deputy Assistant Secretary for Health Policy in the U.S. Department of Health and Human Services. In this capacity, he coordinated all financial estimates and program impacts of President Clinton's health care reform proposals for the White House. He also directed the administration's estimation efforts in dealing with congressional health care reform proposals during the 103rd and 104th Congress. As an academic, he has testified before several committees in the U.S. Senate and House on health care reform and insurance issues. In 1991, Dr. Thorpe was awarded the Young Investigator Award presented to the most promising health services researcher in the country under age 40 by the Association for Health Services Research. He also received the Hettleman Award for scholarly research at the University of North Carolina and was awarded an "Up and Comers" award by *Modern Healthcare.* Dr. Thorpe has authored or co-authored over 60 articles, book chapters and books and is a frequent speaker on issues of health care financing, insurance, and health care reform at health care conferences and in the media. He also serves as a reviewer on several health care journals.

Dr. Thorpe is responsible for assisting in the development of the company's vision. Dr. Thorpe seeks business opportunities and strategic alliances with other organizations and is responsible for planning, developing and establishing policies of the Company. Dr. Thorpe was appointed as the Chairman of the Policy and Planning Board in February, 2000. He resigned that position and became Chairman of the Technical Advisory Board in June, 2002.

*William C. Ellison, Secretary and General Counsel, Director*

Mr. Ellison, age 43, was a 1986 graduate of the University of Mississippi School of Law, where he served as a member of the Moot Court Board from 1984-1986. Mr. Ellison has sixteen (16) years of legal experience in the areas of products liability, intellectual property, commercial litigation, insurance law and general tort litigation. He is also a contributing editor to the Products Liability Desk Reference, A Fifty State Compendium since 1993 and the Tort Litigation Desk Reference, A Fifty State Compendium since 1999. From January 1995 to Present, Mr. Ellison has been a General Partner with the Law Firm of Bordelon, Hamlin and Theriot, in New Orleans, La., specializing in products liability and general practice of law. From February 2000 to Present, Mr. Ellison has served as a director and Secretary and General Counsel of MD Technologies Inc.

*Thomas L. Frazer, Director*

Mr. Frazer, age 58, holds bachelor's (1967) and master's (1969) degrees in accounting from Louisiana State University. He is a partner in Frazer & Persac, A Professional Accounting Corporation, a CPA practice specializing in tax and financial services since 1980. He is a Certified Financial Planner and a member of AICPA and Louisiana Society of CPA's. From September 2000 to Present, Mr. Frazer served as a Director of TilTech Aquaculture, LLC, an aquaculture firm, and is a former Director of numerous other companies, including Fifth Generations Systems, Inc. (January 1987 to October 1993), a software firm with $50,000,000+ in sales annually, where he was Chairman and the largest individual shareholder. He also served as a Vice President and Director of Helix BioMedix, Inc., a public biopharmaceutical company focusing on the discovery, synthesis and commercialization of novel, bioactive lytic peptides proprietarily termed Cytoporins, from October 1994 until September 1999, and served as Vice President – Treasurer, Chief Financial Officer and Director from October 1999 until June 2001. Mr. Frazer is active in numerous civic organizations. He is currently President of the City Club Foundation (January 2003 to Present), Treasurer and Chair of the Audit Committee of Pennington Biomedical Research Foundation (January 2003 to Present), Chairman of the Board of St. James Place, a continuing care retirement community (July 2003 to Present), and a Member of the Investment Committee, Baton Rouge Area Foundation (January 2002 to Present). Mr. Frazer is also active in other business endeavors such as real estate and the organization of several local companies. He has served as a director since June 2002.

*William J. Burnell, Director*

Mr. Burnell, age 52, has worked primarily in financial services, small business lending, and the banking industry, technology and economic development. He is currently President and Executive Director of Business Resource Capital Specialty Business and Industrial Development Corp. (BRC), and has served in such capacity since March 1999. From March 2000 to Present, Mr. Burnell has served as the Executive Director and President of the New Orleans Regional Loan Corp., a non-profit corporation formed in 1978 to assist local governments in promoting business expansion and development in southeastern Louisiana. Mr. Burnell is responsible for the management as well as the budget and financial decisions and direction for both companies. He also deals with local, state and federal business economic programs in providing financing programs and technical assistance to small and emerging businesses in southeastern Louisiana. From October 1988 to November 1999, Mr. Burnell was employed with Oracle Corporation as a practice manager in the financial services sector, where he provided information technology consulting to financial institutions in the Southeast. He was employed from September 1976 to June 1998 with First Commerce Corporation, a $10 billion bank holding company located in New Orleans, Louisiana, as a Senior Vice-President and Team Leader for the Credit Review and Audit Division, where he had overall responsibility for maintaining and reporting on the company's assets. Mr. Burnell has served as a director since June 2002.

*Terry Jones, Vice President of Finance, Director*

Mr. Jones, age 40, graduated from Louisiana State University with a B.S. in Finance. From November 2000 to Present, he has been President of SBL Capital Corporation, a Louisiana Certified Capital Company ("CAPCO"). SBL has investments in various industries, including wireless technology and software technology. From January 1998 to Present, Mr. Jones has been President of Dean Capital, L.L.C., which provides financial consulting services to businesses. Prior to Dean Capital, Mr. Jones was a Regional Vice President with the Business Loan Center ("BLC"), a New York based publicly traded non-bank lender (January 1998 to December 1998). He joined BLC after leaving Source Capital where he served as a Vice President and Director of Underwriting and managed venture capital deals and conducted corporate finance work including debt/equity placements (January 1995 to December 1997). Mr. Jones has been recognized for his professional and civic achievements and was a founder of the Iberville Business Incubator. He is also a Board Member and investor for several companies other than MD Technologies Inc., including SBL Capital Corporation (October 2000 to Present), Dean Capital, L.L.C. (January 1998 to Present), Medi-Clean, LLC (December 2001 to Present), and Affiliated Pasta Restaurant Group (May 2002 to Present). Mr. Jones has been a director since June 2002 and Vice President of Finance from September 2003 to Present.

**Remuneration of Directors and Officers**

The Company has entered into 5-year employment agreements with William D. Davis and Jose S. Canseco. The annual salary set forth in these contracts, $102,000 and $97,000, respectively, is contingent upon selling $1.5 million of the Shares. These agreements provide that if the Company does not secure and receive such funding by May 2004, the agreements become null and void. We also entered into an employment agreement with Terry Jones on September 24, 2003 to hire Mr. Jones as Vice President of Finance. Mr. Jones' contract is not subject to a term and his annual salary is $95,000. Each of these employment agreements sets forth the base salary for the first year only, and provides that the annual base salary shall be reviewed before January 1 of each year by the Board of Directors to determine if such salary should be increased for the following year. Each of these agreements further provides that the salary shall be increased yearly by at least the amount of the increase in the Consumer Price Index for All Urban Consumers for the past year. The following table sets forth certain information regarding compensation for fiscal year 2002.

### Summary Compensation Table

| Officer | Position | Cash | Options[5] |
|---|---|---|---|
| Jose S. Canseco [1] | Chairman, Board of Directors, Vice President of Policy and Planning | $7,500 | 14,374 |
| William D. Davis [2] | CEO, President, Director | $12,000 | 14,374 |
| William C. Ellison | Secretary, General Counsel, Director | 0 | 14,374 |
| Thomas L. Frazer | Director | 0 | 4,161 |
| William J. Burnell | Director | 0 | 4,161 |
| Terry Jones[3] | Vice President of Finance, Director | | 4,161 |
| Joseph Palazzo[4] | Executive VP, Sales and Marketing | $60,000 | |
| Kenneth E. Thorpe, Ph.D. | Chairman, Technical Advisory Board | 0 | |

(1) Mr. Canseco did not draw a salary in 2003. Following the offering his annual salary will be $97,000.
(2) Mr. Davis did not draw a salary in 2003. Following the offering his annual salary will be $102,000.
(3) Mr. Jones is the owner of Dean Capital, L.L.C. and SBL Capital Corp. These entities have received 17,500 and 7,500 options respectively for services rendered to the Company. Following the offering his annual salary will be $95,000.
(4) Mr. Palazzo drew $22,830 of his salary in 2003 and the remainder of his salary was accrued.
(5) The Board of Directors granted the options listed for past services rendered including services in 2002 and 2003. The strike price of each option is $2.40 and the options expire on April 23, 2008.

#### *Nonqualified Stock Option Plan*

On August 6, 2003, the Board of Directors adopted the MD Technologies Inc. Nonqualified Stock Option Plan. The plan is intended to provide incentives to keep key employees, directors and consultants, and others expected to provide significant services to us. The goals of the plan are:

- To encourage proprietary interest in MD Technologies;
- To encourage key employees to remain in our employ;

- To attract new employees with outstanding qualifications; and

- To provide additional incentive to consultants, vendors, and others to increase their efforts in providing significant services to MD Technologies.

The plan is administered by the Board of Directors or can be administered by a committee appointed by the Board, which committee shall consist of not less than two directors. The Board of Directors, or the committee if there is one, at its discretion, can select the eligible employees and consultants to be granted awards and determine the number of shares to be applicable to such award. The shares subject to awards granted under the plan are shares of common stock that are authorized but unissued. The aggregate number of shares which may be issued as awards or upon exercise of awards under the plan is 1,000,000 shares (250,000 shares after giving effect to the reverse stock split). No options have been issued under the plan to date. The shares that may be issued pursuant to the exercise of an option awarded by the plan will not be registered under the Securities Act of 1933.

### Indemnity

The Certificate of Incorporation of the Company provides for indemnification of the Company's Directors and Officers to the fullest extent permitted by applicable law, which may include liabilities under the 1933 Act. The General Corporation Law of Delaware empowers a corporation to indemnify its officers and directors for judgments, settlements, penalties, fines, or expenses incurred by such officer or director because he or she was acting in that capacity.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

| Name | Number of Shares | Percent of Total Equity Before Offering | Percent of Total Equity After Sale of $2 Million of Shares |
|---|---|---|---|
| William D. Davis(1) | 888,716 | 32.9% | 25.2% |
| Ricardo Marcos, Jr. (2) | 492,499 | 18.2% | 13.9% |
| Jose S. Canseco(3) | 492,499 | 18.2% | 13.9% |
| William C. Ellison(4) | 139,374 | 5.1% | 3.9% |
| Thomas L. Frazer (5) | 60,411 | 2.2% | 1.7% |
| Frank Fazio, M.D. | 25,000 | 0.9% | 0.7% |
| Kenneth Thorpe, Ph.D. | 131,250 | 4.9% | 3.7% |
| William J. Burnell(6) | 79,161 | 2.9% | 2.2% |
| Terry Jones(7) | 29,161 | 1.1% | 0.8% |
| Joseph Palazzo | 37,498 | 1.4% | 1.1% |
| All officers and directors as a group(1) (2) (3) (4) (5) (6) (7) | 1,858,070 | 65.9% | 50.8% |

(1) This amount includes 251,644 shares owned by Mr. Davis's wife, Dawn Haase and 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(2) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(3) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(4) Includes 14,374 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 50,000 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.00.

(5) Includes 50,000 shares held in the name of Frazer Technology, LLC, which is wholly owned by Tommy Frazer, 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40, and 6,250 shares that may be acquired through the exercise of warrants to purchase our shares at an exercise price of $2.40.

(6) Includes 75,000 shares held in the name of BRC Specialty BIDCO, Inc., which is controlled by Mr. Burnell, and 4,161 shares that may be acquired through the exercise of options to purchase our shares at an exercise price of $2.40.

(7) Includes 4,161 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.40 held by Mr. Jones and 7,500 shares that may be acquired through the exercise of warrants to purchase our shares at a strike price of $2.00 held by SBL Capital, Inc., which is wholly owned by Mr. Jones and 17,500 shares that may be acquired through the exercise of options to purchase our shares at a strike price of $2.00 held by Dean Capital, Inc., which is wholly owned by Mr. Jones.

## Options, Warrants and Rights

The following table sets forth, as of the date hereof, certain information with respect to the beneficial ownership of options for shares of common stock of MD Technologies by each person known to beneficially own five percent or more of the outstanding equity and each of the officers and directors.

| Name of Holder | Title of Securities | No. of Options | Exercise Price | Expiration Date |
|---|---|---|---|---|
| Jose S. Canseco | Option to Purchase Common Stock | 14,374 | $2.40 | 4/23/2008 |

| Name of Holder | Title of Securities | No. of Options | Exercise Price | Expiration Date |
|---|---|---|---|---|
| William D. Davis | Option to Purchase Common Stock | 14,374 | $2.40 | 4/23/2008 |
| William C. Ellison | Option to Purchase Common Stock | 14,374 | $2.40 | 4/23/2008 |
| | | 50,000 | $2.00 | Indefinite |
| Thomas L. Frazer | Option to Purchase Common Stock | 4,161 | $2.40 | 4/23/2008 |
| | Warrant to Purchase Common Stock | 6,250 | $2.40 | 8/8/2008 |
| William J. Burnell | Option to Purchase Common Stock | 4,161 | $2.40 | 4/23/2008 |
| Terry Jones | Option to Purchase Common Stock | 4,161 | $2.40 | 4/23/2008 |
| Dean Capital, L.L.C.(1) | Option to Purchase Common Stock | 17,500 | $2.00 | 12/12/2005 |
| SBL Capital Group, Inc.(1) | Warrant to Purchase Common Stock | 7,500 | $2.00 | Indefinite |

(1) Wholly owned by Terry Jones

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From time to time, the founders of MD Technologies have advanced funds to us in return for promissory notes. Total loans from management represent $227,046.42. Mr. William Ellison, a director and General Counsel, loaned us $100,000 on December 12, 2001. The loan is secured by a security interest on MD Technologies' personal property, including inventory, equipment, accounts, licenses, software and intellectual property. William D. Davis, a director and CEO, loaned us $35,101.42 on July 9, 2002. The note is unsecured. Jose S. Canseco, Chairman of the Board of Directors, loaned us $36,945 on June 24, 2002. This note is unsecured. SBL Capital Corp., which is wholly owned by Terry Jones, loaned $30,000 to the Company on November 15, 2001. This loan is secured by a security interest on MD Technologies' personal property, including equipment, accounts, chattel paper, contract rights, inventory, licenses, software and intellectual property, and is personally guaranteed by Jose S. Canseco. Thomas L. Frazer, a director, loaned us $25,000 on August 8, 2003, and was issued a warrant to purchase 25,000 shares of common stock of the Company for the exercise price of $15,000 ($0.60 per share) (6,250 shares at $2.40 per share after giving effect to the reverse stock split), as additional consideration for such loan. This note is unsecured. These notes will be paid off with the proceeds of this Offering. The following table sets forth the interest rate, maturity date and outstanding balance of each of these loans.

| Payee | Loan Amount | Date | Interest Rate | Maturity Date | Outstanding Balance as of 9/30/03 |
|---|---|---|---|---|---|
| SBL Capital Corp.(1) | $30,000.00 | 11/15/01 | 18% | 12/1/06 | $17,050.66 |
| William C. Ellison | $100,000.00 | 12/12/01 | 12% | 6/30/04 | $100,000.00 |
| Jose S. Canseco | $36,945.00 | 6/24/02 | 8% | On Demand | $40,635.00 |
| William D. Davis | $35,101.42 | 7/9/02 | 8% | On Demand | $38,377.45 |
| Thomas L. Frazer | $25,000.00 | 8/8/03 | * | 3/8/04 | $25,082.19 |

(1) Wholly owned by Terry Jones.

* The lesser of the Wall Street Journal Prime Rate or the maximum rate allowed under applicable law. The interest rate as of November 5, 2003 is 4%.

Dean Capital, L.L.C. and SBL Capital Corporation, which are wholly owned and controlled by Terry Jones, provide financial consulting services to the Company.

## DESCRIPTION OF CAPITAL STOCK

MD Technologies Inc. is a Delaware corporation formed in February of 2000. We have authorized 30 million shares of common stock, par value $0.0004 (the "Common Stock"). Of the authorized Common Stock, 10,737,912 shares have been issued as of September 30, 2003. After the reverse stock split, we have 2,684,478 shares issued and outstanding. We have also authorized 20,000 shares of preferred stock. This preferred stock has not been issued and we do not have any plans to issue preferred stock in the immediate future.

### Common Stock

On September 24, 2003, we authorized and implemented a 1 to 4 reverse stock split, effective September 26, 2003. The effect of the reverse stock split was to raise the price of the stock from $0.60 per share to $2.40 per share and to increase the par value of the stock from $0.0001 per share to $0.0004 per share.

The shares of common stock do not have any special voting rights, preemptive rights or preferences to dividends or upon liquidation. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. With respect to the election of Directors, the holders of Common Stock are entitled to elect the company directors. The holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction of all prior claims. Neither our Certificate of Incorporation nor the Shareholders' Agreement gives the holders of Common Stock any subscription or conversion rights, and there are no redemption rights with respect to the Common Stock. The Shares offered will not be restricted and can be freely traded.

Our Certificate of Incorporation requires an affirmative vote of a majority of the outstanding Shares of Common Stock, if any, to do the following:

(1) Create a class or series of stock having rights, preferences, or privileges prior to, or on parity with, the Common Stock;

(2) Make any amendment to the Certificate of Incorporation of the Company that would adversely affect the rights of the holders of Common Stock.

Shareholders are entitled to participate in annual meetings, which generally are held on the fourth Thursday in the month of March each year and vote for the members of the Board of Directors.

### Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 20,000 shares of preferred stock of no par value. We have no present plans for the issuance of such preferred stock. The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

- restricting dividends on the common stock;
- diluting the voting power of the common stock;
- impairing the liquidation rights of the common stock; and
- delaying or preventing a change in control of the Company without further action by the stockholders.

**Dividends**

We do not intend to pay dividends for the immediate future.

**Transfer Agent**

Our transfer agent is Corporate Stock Transfer, Inc., a Colorado corporation, Denver, Colorado.

## LEGAL MATTERS

The validity of the Shares and certain other legal matters in connection with this Offering are being passed upon for MD Technologies by Liskow & Lewis, a Professional Law Corporation, New Orleans, Louisiana.

## EXPERTS

The financial statements as of December 31, 2001 and December 31, 2002 included elsewhere and incorporated by reference in this offering circular have been audited by Comiskey & Company. The unaudited balance sheet and financial statements as of September 30, 2002 and September 30, 2003 have been compiled by our management.

# FINANCIAL STATEMENTS

## MD Technologies Inc. Financial Statements December 31, 2001

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
MD Technologies, Inc.

We have audited the accompanying balance sheet of MD Technologies, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*In our opinion, the financial statements referred to above present fairly, in all material respects,* the financial position of MD Technologies, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado
May 27, 2003

**COMISKEY & COMPANY**

**PROFESSIONAL CORPORATION**

# MD Technologies, Inc.
# BALANCE SHEET
# December 31, 2001

| | | |
|---|---|---|
| **ASSETS** | | |
| *Current Assets* | | |
| Cash and cash equivalents | | $ 7,229 |
| Accounts receivable | | $ 6,227 |
| Prepaid expenses | | $ 3,856 |
| **Total current assets** | | $ 17,312 |
| *Property and Equipment* | | |
| Computer equipment | | $ 21,552 |
| Furniture and fixtures | | $ 808 |
| | | $ 22,360 |
| Less: accumulated depreciation | | $ 4,472 |
| | | $ 17,888 |
| Capitalized software costs held for sale, net | | $ 227,318 |
| **Total assets** | | $ 262,518 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| *Current Liabilities* | | |
| Accounts payable | | $ 35,991 |
| Accrued expenses and interest | | $ 64,806 |
| Notes payable | | $ 13,612 |
| Deferred revenue | | $ 49,014 |
| Due to related party | | $ 50,646 |
| **Total current liabilities** | | $ 214,069 |
| *Other Liabilities* | | |
| Long-term debt, net of current portion, net of debt discount of $11,617 | | $ 123,827 |
| *Stockholders' Equity* | | |
| Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding | | $ - |
| Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,499,480 shares issued and outstanding | | $ 1,000 |
| Stock subscription receivable | | $ (863) |
| Additional paid-in capital | | $ 896,123 |
| Accumulated deficit | | $ (971,638) |
| | | $ (75,378) |
| **Total liabilities and stockholders' equity** | $ 262,518 | |

**The accompanying notes are an integral part of the financial statements.**

# MD Technologies, Inc.
## STATEMENT OF OPERATIONS
## For the year ended December 31, 2001 (audited) and 2000 (unaudited)

| | 2001 | 2000 (Unaudited) |
|---|---|---|
| **REVENUES** | | |
| Sales (Net returns & allowances of $5,870) | $ 88,149 | - |
| Service revenue | $ 67,493 | - |
| Other revenue | 1,334 | - |
| Total revenues | 156,976 | - |
| **COST OF REVENUES** | | |
| Salaries - direct | 177,447 | - |
| Contract labor | 17,403 | - |
| Internet cost | 28,552 | - |
| Depreciation | 20,991 | - |
| Costs of other revenue | 1,969 | - |
| Total cost of revenues | 246,362 | - |
| **Gross profit** | (89,386) | - |
| **OPERATING EXPENSES** | | |
| Depreciation | 30,272 | 25,800 |
| Selling, general and administrative expenses | 460,683 | 356,615 |
| Research and development | - | - |
| | 490,955 | 382,415 |
| **Loss from operations** | (580,341) | (382,415) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | - | |
| Interest expense | (8,881) | - |
| **Loss before income taxes** | (589,222) | (382,415) |
| Income tax expense | - | - |
| **NET LOSS** | (589,222) | (382,415) |
| Income (loss) per share: (Basic) | (.24) | - |
| Weighted average number of shares outstanding - basic | 2,419,127 | - |

**The accompanying notes are an integral part of the financial statements.**

# MD Technologies, Inc.
## STATEMENTS OF CASH FLOWS
## For the years ended December 31, 2001 (audited) and 2000 (unaudited)

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (589,222) | $ (382,415) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities | | |
| Amortization of debt discount | 683 | - |
| Depreciation and amortization | 51,263 | 25,800 |
| Expenses paid by shareholders' and other non-cash equity | 5,000 | 340,134 |
| Increase in current assets | | |
| Increase in accounts receivable | (6,227) | - |
| Increase in prepaid expenses | (3,856) | - |
| Increase in current liabilities | | |
| Increase in accounts payable | 35,993 | - |
| Increase in accrued expenses and interest | 48,326 | 16,481 |
| Increase in deferred revenue | 49,014 | - |
| Net cash flows from operating activities | (409,026) | - |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Plant & equipment purchases | (18,360) | - |
| Capitalization of software development costs | (170,909) | - |
| Net cash flows from investing activities | (189,269) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock for cash | 404,960 | - |
| Proceeds from long term debt, net of repayments | 149,055 | - |
| Loans from related party, net of repayments | 51,509 | - |
| Net cash flows from financing activities | 605,524 | - |
| **NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS** | 7,229 | - |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | - | - |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $ 7,229 | $ - |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Noncash Investing and Financing Activities | | |
| Stock issued for fixed assets | $ - | $ 133,000 |
| Cash Paid During the Year for: Interest | $ 5,342 | $ - |

***The accompanying notes are an integral part of the financial statements.***

# MD Technologies, Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY
## For the years ended December 31, 2001 (audited) and 2000 (unaudited)

| | Common Stock Number of shares | Amount | Additional Paid-in capital | Retained earnings (Accumulated deficit) | Totals |
|---|---|---|---|---|---|
| Balances as of January 1, 2000 | - $ | - $ | - $ | - $ | - |
| Contributed capital, costs and expenses incurred by shareholders | - | - | 245,000 | - | 245,000 |
| Issuance of stock for leasehold improvements, $2.00 per share | 2,000 | - | 4,000 | - | 4,000 |
| Stock issued for services $2.00 per share | 112,500 | 45 | 224,955 | - | 225,000 |
| Stock to be issued for receivable at December 31, 2000 | 2,156,250 | 863 | - | - | 863 |
| Stock subscribed | - | (863) | - | - | (863) |
| Net loss | - | - | - | (382,415) | (382,415) |
| Balances as of December 31, 2000 | 2,270,750 | 45 | 473,955 | (382,415) | 91,585 |
| Stock issued for services, $4.00 per share | 1,250 | 1 | 5,000 | - | 5,001 |
| Stock issued for cash, $0.04 to $2.00 per share | 227,480 | 92 | 404,868 | - | 404,960 |
| Stock warrants issued as debt incentive | - | - | 12,300 | - | 12,300 |
| Net loss | - | - | - | (589,222) | (589,222) |
| Balances as of December 31, 2001 | 2,499,480 | $137 | $896,123 | $(971,637) | $(75,378) |

**The accompanying notes are an integral part of the financial statements.**

NOTE: Footnotes to the Financial Statements as of December 31, 2001 are incorporated into the Financial Statements as of December 31, 2002 and follow those financial statements on page F-12.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
MD Technologies, Inc.

We have audited the accompanying balance sheets of MD Technologies, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD Technologies, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses since its inception and has deficits in working capital and equity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

As more fully described in Note 6, subsequent to the issuance of the Company's 2002 financial statements and our report thereon dated June 4, 2003, we became aware that those financial statements did not reflect a reverse stock split. In our original report, we expressed an unqualified opinion on the 2002 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

Denver, Colorado
June 4, 2003, except as to the fifth
paragraph above and Note 6, which are
as of September 23, 2003

**COMISKEY & COMPANY**
**PROFESSIONAL CORPORATION**

# MD Technologies, Inc.
# BALANCE SHEET
# December 31, 2002

| | |
|---|---|
| **ASSETS** | |
| ***Current Assets*** | |
| Cash and cash equivalents | $ 36,327 |
| Accounts receivable | 8,453 |
| Prepaid expenses | 4,329 |
| **Total current assets** | 49,109 |
| ***Property and Equipment*** | |
| Computer equipment | 31,507 |
| Furniture and fixtures | 4,792 |
| | 36,299 |
| Less: accumulated depreciation | 9,563 |
| | 26,736 |
| Capitalized software costs held for sale, net | 217,307 |
| **Total assets** | $ 293,152 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| ***Current Liabilities*** | |
| Accounts payable | $ 32,176 |
| Accrued expenses and interest | 62,303 |
| Current portion of long-term debt | 13,612 |
| Deferred revenue | 5,062 |
| Due to related party | 172,046 |
| **Total current liabilities** | 285,199 |
| ***Other Liabilities*** | |
| Long-term debt, net of current portion, net of debt discount costs of $7,517 | 20,032 |
| ***Stockholders' Equity*** | |
| Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding | $ - |
| Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,624,480 shares issued and outstanding | 1,050 |
| Stock subscription receivable | (863) |
| Additional paid-in capital | 1,220,252 |
| Accumulated deficit | (1,232,518) |
| | (12,079) |
| **Total liabilities and stockholders' equity** | $ 293,152 |

**The accompanying notes are an integral part of the financial statements**

# MD Technologies, Inc.
## STATEMENTS OF OPERATIONS
## For the years ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **REVENUES** | | |
| Sales (net returns and allowances of $8,713 and $5,870 in 2002 and 2001, respectively) | $ 167,613 | $ 88,149 |
| Service revenue | 41,613 | 67,493 |
| Other revenue | - | 1,334 |
| Total revenues | 209,226 | 156,976 |
| **COST OF REVENUES** | | |
| Salaries - direct | 152,433 | 177,447 |
| Contract labor | - | 17,403 |
| Internet cost | 13,263 | 28,552 |
| Depreciation | 39,305 | 20,991 |
| Costs of other revenue | 1,060 | 1,969 |
| Total cost of revenues | 206,061 | 246,362 |
| **Gross profit** | 3,165 | (89,386) |
| **OPERATING EXPENSES** | | |
| Depreciation | 30,921 | 30,272 |
| Selling, general and administrative expenses | 196,024 | 460,683 |
| Research and development | - | - |
| | 226,945 | 490,955 |
| **Loss from operations** | (223,780) | (580,341) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | - | - |
| Interest expense | (37,101) | (8,881) |
| **Loss before income taxes** | (260,881) | (589,222) |
| Income tax expense | - | - |
| **NET LOSS** | (260,881) | (589,222) |
| Income (loss) per share: (Basic) | (0.10) | (0.24) |
| Weighted average number of shares outstanding - basic | 2,556,672 | 2,419,127 |

**The accompanying notes are an integral part of the financial statements**

# MD Technologies, Inc.

## STATEMENTS OF CASH FLOWS

### For the years ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (260,881) | $ (589,222) |
| Adjustments to reconcile net loss to net cash flows from operating activities | | |
| Amortization of debt discount | 4,100 | 683 |
| Depreciation and amortization | 66,324 | 51,263 |
| Options issued for services | 74,179 | - |
| Expenses paid by shareholders' and other non-cash equity | - | 5,000 |
| Increase in current assets | | |
| Increase in accounts receivable | (2,226) | (6,227) |
| Increase in prepaid expenses | (473) | (3,856) |
| Increase (decrease) in current liabilities | | |
| Increase (decrease) in accounts payable | (3,813) | 35,993 |
| Increase (decrease) in accrued expenses and interest | (2,504) | 48,326 |
| Increase (decrease) in deferred revenue | (43,952) | 49,014 |
| Net cash flows from operating activities | (169,246) | (409,026) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Plant and equipment purchases | (14,295) | (18,360) |
| Capitalization of software development costs | (50,866) | (170,909) |
| Net cash flows from investing activities | (65,161) | (189,269) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock for cash | 250,000 | 404,960 |
| Proceeds from long-term debt, net of repayments | (107,895) | 149,055 |
| Loans from related party, net of repayments | 121,400 | 51,509 |
| Net cash flows from financing activities | 263,505 | 605,524 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 29,098 | 7,229 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 7,229 | - |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $ 36,327 | $ 7,229 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Noncash investing and financing activities: | | |
| Stock issued for fixed assets | $ - | $ 133,000 |
| Cash paid during the year for: | | |
| Interest | $ 28,052 | $ 5,342 |

**The accompanying notes are an integral part of the financial statements**

# MD Technologies, Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock Number of shares | Amount | Additional paid-in capital | Retained earnings (Accumulated deficit) | Totals |
|---|---|---|---|---|---|
| Balances as of January 1, 2000 | - | - | - | - | - |
| Contributed capital, costs and expenses incurred by shareholders | - | - | 245,000 | - | 245,000 |
| Issuance of stock for leasehold improvements, $2.00 per share | 2,000 | - | 4,000 | - | 4,000 |
| Stock issued for services $2.00 per share | 112,500 | 45 | 224,955 | - | 225,000 |
| Stock to be issued for receivable at December 31, 2000 | 2,156,250 | 863 | - | - | 863 |
| Stock subscribed | - | (863) | - | - | (863) |
| Net loss | - | - | - | (382,415) | (382,415) |
| Balances as of December 31, 2000 | 2,270,750 | 45 | 473,955 | (382,415) | 91,585 |
| Stock issued for services, $4.00 per share | 1,250 | 1 | 5,000 | - | 5,001 |
| Stock issued for cash, $0.04 to $2.00 per share | 227,480 | 92 | 404,868 | - | 404,960 |
| Stock warrants issued as debt incentive | - | - | 12,300 | - | 12,300 |
| Net loss | - | - | - | (589,223) | (589,223) |
| Balances as of December 31, 2001 | 2,499,480 | 137 | 896,123 | (971,638) | (75,378) |
| Stock issued for cash, $2.00 per share | 125,000 | 50 | 249,950 | - | 250,000 |
| Options issued for compensation | - | - | 74,179 | - | 74,179 |
| Net loss | - | - | - | (260,880) | (260,880) |
| Balances as of December 31, 2002 | 2,624,480 | $187 | $ 1,220,252 | $ (1,232,518) | $(12,079) |

**The accompanying notes are an integral part of the financial statements**

## 1. Summary of Significant Accounting Policies

**Description of the Business**

MD Technologies, Inc. (the Company) provides Internet-based solutions to the healthcare industry, including practice management, e-commerce, and patient interactivity applications. A handheld application is also available. The Company's software tools and services allow physicians to access data and to provide patients with the means of accessing data using the Internet. Until January 1, 2001, the Company was considered a development stage company under Statement of Financial Accounting Standards (SFAS) No. 7.

MD Technologies, Inc. was incorporated in Delaware on February 25, 2000.

**Accounting Method**

The Company records revenues and expenses on the accrual method.

**Revenue Recognition**

The Company recognizes revenue from the sale of third-party hardware and software products upon shipment from the Company. Title transfers FOB shipping point. Revenue from professional services is recognized upon completion of the work and notification from the customer of their acceptance. Revenue from software licensing is recognized in accordance with Statement of Position 97-2, Software Revenue Recognition. Revenue from software licensing is recognized when delivery of the software has occurred, a signed non-cancelable license agreement has been received from the customer, and any remaining obligations under the license agreement are insignificant. Revenue associated with agreements to provide product support services is recognized as related services are provided. Revenue from annual or other renewals of maintenance contracts is deferred and recognized on a straight-line basis over the term of the contracts.

**Property and Equipment**

Property and equipment are recorded at cost. Expenditures for renewals and improvements are capitalized while expenditures for repairs and maintenance are charged to operations as incurred. Depreciation and amortization of property and equipment are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their estimated useful lives as follows:

| | |
|---|---|
| Computer equipment | 3-5 years |
| Furniture and fixtures | 3-7 years |

Costs of computer software developed for external uses and costs associated with technology under development are capitalized and amortized over the estimated useful lives of the assets, generally two-to-five years. Capitalization of costs begins when conceptual and design activities have been completed, technological feasibility is assured, and when management has authorized and committed to fund a project. Costs capitalized include external and internal costs of labor, materials, and services. Costs associated with training and general and administrative activities are expensed as incurred. The Company does not develop nor capitalize software for internal purposes.

## 1. Summary of Significant Accounting Policies (continued)

**Property and Equipment (continued)**

The Company reviews long-lived assets for impairment annually, and periodically whenever events or changes in circumstances indicate that the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

**Income Taxes**

Pursuant to SFAS No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements, and consists of taxes currently due plus deferred taxes. Deferred income taxes are provided for revenue and expense items reported in different periods for financial statement and income tax purposes. The primary taxable and deductible temporary differences are the Company's issuance of options for services, resulting in additional compensation costs for financial reporting purposes, which are not deductible for tax purposes, carrying value of assets, and non-benefited operating loss carryforwards.

**Statements of Cash Flows**

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

**Advertising and Marketing**

Advertising and marketing costs are generally charged to operations in the year incurred. Total advertising and marketing costs were $2,944 and $12,726 in 2002 and 2001, respectively.

**Loss per Share**

Basic loss per share has been computed using the weighted average number of shares outstanding. Diluted loss per share has not been presented, as the effect of dilutive securities would decrease per share loss.

**Fair Values of Financial Instruments**

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

**Concentration of Risk**

The Company provides services to the medical community. It extends credit to its customers, primarily small practitioners' groups for which it requires no collateral. Management believes its receivables risk is mitigated by the creditworthiness of its customers.

**Use of Estimates**

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

## 1. Summary of Significant Accounting Policies (continued)

**Accounting for Stock Issued to Employees**

In December 2002, the FASB issued SFAS No. 148, Accounting or Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement No. 123. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that chooses to change to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects that accounting for stock-based employee compensation using the fair-value-based method would have on reported net income and earnings per share and to require prominent disclosure about the entity's accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company accounts for its stock option plan in accordance with the recognition and measurement principles of Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the disclosure requirements of SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

FASB Statement No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair-value-based method prescribed in SFAS No. 123 as amended by SFAS No. 148. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option-pricing model, which takes into account the exercise price of the options, expected life, current price of the underlying stock, its expected volatility and dividends, and the risk-free interest rate, net loss would have been increased to the pro forma amounts as follows for the years ending December 31:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | As Reported | Pro Forma | As Reported | Pro Forma |
| Net Loss | $ (260,880) | $ (260,880) | $ (589,222) | $ (719,222) |
| Basic and diluted loss per share | $ (0.03) | $ (0.03) | $ (0.06) | $ (0.07) |

The average fair value of options granted during fiscal 2002 and 2001 was $0.42 and $0.50, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 5%; expected life of 3 to 5 years; dividend yield percentage of 0%; and volatility of 150% for each of the two years ended December 31, 2002.

## 2. Commitments and Contingencies

**Classification of a Going Concern**

The Company, which was classified as a company in the development stage until 2001, has incurred significant and recurring operating losses since inception, including $223,780 in 2002 and $580,341 in 2001. In addition, at December 31, 2002, the Company had working capital and stockholders' equity deficits of $236,090 and $12,079, respectively.

The Company has relied on loans from its existing management, issuances of common stock to consultants, and limited cash flows from the sales of products to fund its activities. The Company intends to raise additional working capital funds in a private placement of its common stock. There can be no assurance that a private placement of the Company's securities can be accomplished on terms favorable to the Company, or at all. In the event that sufficient funds cannot be raised, management intends to curtail or defer operating costs.

## 3. Lease Commitments

The Company leases its principal operating location under a five-year operating lease agreement. The agreement provides for accelerating monthly rentals and also requires the Company to pay certain incremental costs incurred by the lessor and shared costs of the property. Office rent expense for each of the years ended December 31, 2002 and 2001 totaled $39,554 and $39,554, respectively.

At December 31, 2002, the aggregate minimum annual rental payments due under non-cancelable operating leases are as follows:

| | |
|---|---|
| 2003 | $ 49,400 |
| 2004 | 52,855 |
| 2005 | 32,053 |
| | $ 134,308 |

## 4. Income Taxes

The Company has Federal net operating loss carryforwards totaling approximately $500,000 which expire between 2020 and 2022.

The components of the provision for income taxes are as follows:

| | 2002 | 2001 |
|---|---|---|
| Current income taxes paid or payable | $ - | $ - |
| Increase in deferred tax assets | - | - |
| | $ - | $ - |

## 4. Income Taxes (continued)

Deferred income taxes are provided on temporary timing differences between financial statement and income tax reporting. The components of deferred income tax assets and liabilities are as follows:

| | 2002 | 2001 |
|---|---|---|
| Total deferred tax liabilities | $ - | $ - |
| Deferred tax assets | | |
| Restricted stock compensation costs | - | 2,000 |
| Fixed assets | 4,000 | 1,500 |
| Non-benefited loss carryforwards | 261,000 | 173,000 |
| Total deferred tax assets | 265,000 | 176,500 |
| Less: valuation allowance | (265,000) | (176,500) |
| Net deferred tax assets | $ - | $ - |

The valuation allowance increased by $88,500 and $50,000 for the years ended December 31, 2002 and 2001, respectively.

The effective tax rate differs from statutory rates applied to financial statement income and loss due primarily to the effects of the valuation allowance for deferred tax assets.

## 5. Notes Payable

At December 31, 2002, the Company was obligated under the following promissory notes:

| | Current | Long-Term |
|---|---|---|
| 8% unsecured note payable to a director, principal is due on demand. | $ 35,101 | $ - |
| 8% unsecured note payable to a director, principal is due on demand. | 36,945 | - |
| 12% note payable to a director, secured by assets, interest payable monthly, principal due on demand. | 100,000 | - |
| 18% installment note, payments of $857 per month, principal and interest payable through December 2006. Collateralized by a security interest in the Company's assets subordinated to the 12% secured director's note, above. Convertible into stock at the option of the noteholder, at the rate of $0.50 per share as to unpaid principal, plus accrued but unpaid interest. | 5,552 | 23,208 |
| 10% installment note, payments of $745 per month, principal and interest payable through June 2004. | 8,060 | 4,341 |
| | $ 185,658 | $ 27,549 |

## 6. Stockholders' Equity

**Stock Split**

On September 26, 2003 the Board of Directors authorized an one for four reverse stock split, thereby decreasing the number of issued and outstanding shares to 2,624,480 and increasing the par value of each share to $0.0004. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

In August, the Company authorized an additional 15,000,000 shares of common stock to bring the total number of authorized shares to 30,000,000. The Company also authorized 20,000 shares of preferred stock. All references in the accompanying financial statements to the number of authorized shares have been restated to reflect the addition.

**Preferred Stock**

The Company's Certificate of Incorporation authorizes the issuance of 20,000 shares of preferred stock, no par value. The Board of Directors of the Company is authorized to issue preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between the series, and to allow for the conversion of preferred stock into common stock. No preferred stock has been issued by the Company.

**Common Stock**

The Company is authorized to issue a total of 30,000,000 shares of its $0.0004 par value common stock.

**Stock Options and Warrants**

The Company has issued common stock purchase options to its employees, directors, and consultants. The options are exercisable immediately, and the terms and conditions of each option grant are specified by the board of directors.

Also outstanding at December 31, 2002, are 7,500 warrants to purchase common stock at $2.00 through November 15, 2003, issued in connection with a loan by the grantee to the Company. These warrants are excluded from the option summary below. Fair value of these warrants has been recorded as a debt discount, amortized over the life of the related loan.

A summary of option activity is as follows:

| | Shares Under Option | Weighted Average Exercise Price | Options Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|
| Options outstanding as of December 31, 2000 | 22,500 | $ 2.00 | 22,500 | $ 2.00 |
| Options granted | 65,000 | 2.00 | 65,000 | 2.00 |
| Options exercised | - | - | - | - |
| Options outstanding as of December 31, 2001 | 87,500 | 2.00 | 87,500 | 2.00 |
| Options granted for services | 42,107 | 1.68 | 42,107 | 1.68 |
| Options exercised | - | - | - | - |

## 6. Stockholders' Equity (continued)

| | | | | |
|---|---|---|---|---|
| Options outstanding as of December 31, 2002 | 129,607 | $ 1.84 | 129,607 | $ 1.84 |

| | Range of Price | Original Life | Weighted Average Remaining Life |
|---|---|---|---|
| Granted during 2000 | $2.00 | 30 months 6 months | |
| Granted during 2001 | $2.00 | 24 months to indefinite | Indefinite |
| Granted during 2002 | $1.32 to $2.00 | 36 months to indefinite | Indefinite |

All options are vested at December 31, 2002.

The Company applies Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. As such, no compensation costs were recorded, for options issued to employees, as of the date of grant. However, the Company granted 42,107 options to consultants for services on January 1 and December 12, 2002. Compensation expense was recognized for these options in the current fiscal year in the amount of approximately $74,000.

**Stockholders' Equity and Comprehensive Income**
The Financial Accounting Standards Board released SFAS No. 130 – Reporting Comprehensive Income. SFAS 130 requires companies to present comprehensive income (consisting primarily of net income items plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 2002, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

## 7. Major Customers

For the years ended December 31, 2002 and 2001, one customer accounted for a total of approximately 15% and 43% of total revenues, respectively. This customer is signatory to a Joint Development and License Agreement with the Company dated December 13, 2000, and owns approximately 4.5% of the Company's outstanding common stock.

## 8. Related Party Transactions

The Company has two notes payable to two separate shareholders. These notes accrue interest at 8%. Payments made to these notes are applied directly to principal. These notes are due on demand and the accrued interest is due sixty days after the note has been collected.

The Company has a note payable in which interest is accrued at 12%. Payments made by the Company go towards interest only. This note is due on demand.

One of the Company's shareholders is a personal guarantor on the 18% note with a balance of $28,760 as of December 31, 2002.

## MD Technologies, Inc.
## BALANCE SHEET (unaudited)

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| *Current Assets* | | |
| Cash and cash equivalents | $ 1,167 | 132,827 |
| Accounts receivable | 14,626 | 10,077 |
| Prepaid expenses | 0 | 3,309 |
| **Total current assets** | 15,793 | 146,213 |
| ***Property and Equipment*** | | |
| Computer equipment | 39,429 | 25,534 |
| Furniture and fixtures | 4,792 | 4,792 |
| | 44,221 | 30,326 |
| Less: accumulated depreciation | 16,735 | 7,172 |
| | 27,486 | 23,154 |
| Capitalized software costs held for resale, net | 204,903 | 220,812 |
| **Total assets** | $ 248,182 | 390,179 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| ***Current Liabilities*** | | |
| Accounts payable | $ 98,541 | 43,204 |
| Accrued expenses and interest | 101,453 | 60,517 |
| Current portion of long-term debt | 13,612 | 13,612 |
| Due to related party | 199,154 | 172,046 |
| Deferred revenue | 3,132 | 8,576 |
| **Total current liabilities** | 415,892 | 297,955 |
| ***Other Liabilities*** | | |
| Long-term debt, net of current portion, net of debt discount of $3,075 | 12,608 | 24,424 |
| | 428,500 | 322,379 |
| ***Stockholders' Equity*** | | |
| Preferred stock, no par value, 20,000 shares authorized, no shares issued and outstanding | - | $ - |
| Common stock, $0.0004 par value, 30,000,000 shares authorized, 2,684,478 issued and outstanding | 1,074 | 1,050 |
| Stock subscription receivable | (863) | (863) |
| Additional paid-in capital | 1,340,207 | 1,146,073 |
| Accumulated deficit | (1,520,736) | (1,078,460) |
| | (180,318) | 67,800 |
| **Total liabilities and stockholders' equity** | $ 248,182 | $ 390,179 |

# MD Technologies, Inc.
## STATEMENTS OF OPERATIONS (unaudited)
## For the nine months ended September 30, 2003 and 2002

| | Jan – Sept 2003 | Jan – Sept 2002 |
|---|---|---|
| **REVENUES** | | |
| Sales (net returns and allowances of $11,685) | $ 223,121 | $ 129,709 |
| Service revenue | 3,730 | 40,638 |
| Other revenue | - | - |
| Total revenues | 226,851 | 170,347 |
| **COST OF REVENUES** | | |
| Salaries – direct | 134,455 | 87,139 |
| Contract labor | 1,107 | - |
| Internet cost | 10,891 | 10,823 |
| Depreciation | 14,761 | 12,746 |
| Costs of other revenue | 1,414 | 237 |
| Total cost of revenues | 162,628 | 110,945 |
| **Gross profit (loss)** | 64,223 | 59,402 |
| **OPERATING EXPENSES** | | |
| Depreciation | 40,569 | 36,219 |
| Selling, general and administrative expenses | 292,855 | 108.263 |
| Research and development | - | - |
| | 333,424 | 144,482 |
| **Loss from operations** | (269,201) | (85,080) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | - | - |
| Interest expense | (19,017) | (21,741) |
| **Loss before income taxes** | (288,218) | (106,821) |
| Income tax expense | - | - |
| **NET LOSS** | (288,218) | (106,821) |
| Income (loss) per share: (Basic) | (0.02) | (0.04) |
| Weighted average number of shares outstanding - basic | 2,684,478 | 2,624,480 |

# MD Technologies, Inc.

## STATEMENTS OF CASH FLOWS (unaudited)

## For the nine months ended September 30, 2003 and 2002

| | Jan - Sept 2003 | Jan -Sept 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (288,218) | $ (106,821) |
| Adjustments to reconcile net loss to net cash flows from operating activities | | |
| Amortization of debt discount | 3,075 | - |
| Depreciation and amortization | 55,330 | 48,965 |
| Options issued for services | - | - |
| Expenses paid by shareholders' and other non-cash equity | 84,979 | - |
| (Increase) decrease in current assets | | |
| Increase in accounts receivable | (6,174) | (3,851) |
| Decrease in prepaid expenses | 4,328 | 547 |
| Increase (decrease) in current liabilities | | |
| Increase in accounts payable | 61,084 | (11,954) |
| Increase in accrued expenses and interest | 39,849 | 20,992 |
| (Increase) Decrease in deferred revenue | (1,930) | (40,438) |
| Net cash flows from operating activities | (47,677) | (92,560) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Plant and equipment purchases | (43,677) | (47,725) |
| Capitalization of software development costs | - | - |
| Net cash flows from investing activities | (43,677) | (47,725) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock for cash | 35,000 | 250,000 |
| Proceeds from long-term debt, net of repayments | - | - |
| Loans from related party, net of repayments | 21,193 | 15,883 |
| Net cash flows from financing activities | 56,193 | 265,883 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | (35,161) | 125,598 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 36,327 | 7,229 |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $ 1,167 | $ 132,827 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Noncash investing and financing activities: | | |
| Stock issued for fixed assets | $ - | $ |
| Cash paid during the year for: Interest | $ 19,017 | $ 21,741 |

## MD Technologies, Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY (unaudited)

| | Common Stock | | Additional | Retained | |
|---|---|---|---|---|---|
| | Number of shares | Amount | paid-in capital | (Accumulated deficit) | Totals |
| Balances as of January 1, 2000 | - | - | - | - | - |
| Contributed capital, costs and expenses incurred by shareholders | - | - | 245,000 | - | 245,000 |
| Issuance of stock for leasehold improvements, $2.00 per share | 2,000 | - | 4,000 | - | 4,000 |
| Stock issued for services $2.00 per share | 112,500 | 45 | 224,955 | - | 225,000 |
| Stock to be issued for receivable at December 31, 2000 | 2,156,250 | 863 | - | - | 863 |
| Stock subscribed | - | (863) | - | - | (863) |
| Net loss | - | - | - | (382,415) | (382,415) |
| Balances as of December 31, 2000 | 2,270,750 | 45 | 473,955 | (382,415) | 91,585 |
| Stock issued for services, $4.00 per share | 1,250 | 1 | 5,000 | - | 5,001 |
| Stock issued for cash, $0.04 to $2.00 per share | 227,480 | 92 | 404,868 | - | 404,960 |
| Stock warrants issued as debt incentive | - | - | 12,300 | - | 12,300 |
| Net loss | - | - | - | (589,223) | (589,223) |
| Balances as of December 31, 2001 | 2,499,480 | 137 | 896,123 | (971,638) | (75,378) |
| Stock issued for cash, $2.00 per share | | | | - | |

# MD Technologies, Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY (continued)

| | Common Stock Number of shares | Common Stock Amount | Additional paid-in capital | Retained (Accumulated deficit) | Totals |
|---|---|---|---|---|---|
| Stock issued for cash, | | | | | |
| $2.00 per share | 125,000 | 50 | 249,950 | - | 250,000 |
| Net Loss | | | | (106,822) | (106,822) |
| Balances as of September 30, 2002 | 2,624,480 | 187 | 1,146,073 | (1,078,460) | 67,800 |
| Options issued for compensation | - | | 74,179 | - | 74,179 |
| Net loss | - | - | - | (154,058) | (154,058) |
| Balances as of December 31, 2002 | 2,624,480 | $ 187 | $ 1,220,252 | (1,232,518) | (12,079) |
| Stock issued for cash, | | | | | |
| $2.00 per share | 17,500 | 7 | 34,993 | - | 35,000 |
| Stock issued for services, | | | | | |
| $2.00 per share | 42,498 | 17 | 84,962 | | 84,979 |
| Net Loss | | | | (288,218) | (288,218) |
| Balances as of September 30, 2003 | 2,684,478 | $ 211 | $ 1,340,207 | $ (1,520,736) | (180,318) |

1. **Management's Representation of Interim Financial Information**

The accompanying financial statements have been prepared by MD Technologies, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2002.

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 2.1 | Certificate of Incorporation* |
| 2.2 | Bylaws* |
| 3.1 | Form of stock certificate* |
| 4 | Subscription Agreement |
| 6.1 | Employment Agreement of William D. Davis* |
| 6.2 | Employment Agreement of Jose S. Canseco* |
| 6.3 | Joint Development and License Agreement with Emory Healthcare* |
| 6.4 | Nonqualified Stock Option Plan* |
| 6.5 | Promissory Note to William C. Ellison |
| 6.6 | Promissory Note to Jose S. Canseco* |
| 6.7 | Promissory Note to William D. Davis* |
| 6.8 | Promissory Note to Thomas L. Frazer* |
| 6.9 | Note Purchase Agreement with SBL Capital Corporation* |
| 6.10 | Employment Agreement of Terry Jones* |
| 6.11 | Lease Agreement with Hearin Properties |
| 6.12 | Advertising Agreement with The Graham Group, Inc. and Graham Group Interactive, Inc.* |
| 6.13 | CPE Sale Contract with Eatel |
| 6.14 | Envoy Provider Agreement |
| 10.1 | Consent of Comiskey & Company |
| 11 | Opinion re Legality* |

* Filed by previous amendment.

## SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on November 13, 2003.

MD Technologies Inc.

By: ______________________

William D. Davis
President & Chief Executive Officer, Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ 11/13/2003
William D. Davis — Date
President & Chief Executive Officer, Director

______________________ 11/13/03
Jose S. Canseco — Date
Chairman, Director

______________________ 11/13/03
William C. Ellison — Date
General Counsel, Director

______________________ 11/13/03
William J. Burnell — Date
Director

______________________ 11/13/03
Thomas L. Fraser — Date
Director

______________________ 11/13/03
Terry Jones — Date
Vice President of Finance, Director

November 14, 2003

MD TECHNOLOGIES INC.

Supplemental or Amended Exhibits

# FORM 1-A

## Exhibit 4

## Subscription Agreement

MEDTOPIA®

**MD TECHNOLOGIES INC.**

**SUBSCRIPTION AGREEMENT**

MD Technologies Inc.
620 Florida St., Suite 200
Baton Rouge, LA 70801

Ladies and Gentlemen:

1. PURCHASE OF COMMON STOCK. I hereby agree to purchase ____________________ shares of voting common stock (par value $0.0004) (the "Shares") of MD Technologies Inc. (the "Company") for _______________ U.S. Dollars (number of Shares to be purchased multiplied by $2.40). I acknowledge that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Company in writing.

2. PAYMENT. I agree to deliver to the Company immediately available funds in the full amount due under this Agreement, by certified or cashier's check payable to the "MD Technologies Inc."

3. ISSUANCE OF SHARES. The Shares subscribed for herein will only be issued upon acceptance by the Company and upon satisfaction of the terms and conditions of their purchase.

4. REPRESENTATION AND WARRANTIES. I understand that the offering and sale of the Shares is being offered under an exemption pursuant to Regulation A under (i) the Securities Act of 1933, as amended (the "Securities Act"), and (ii) various states in compliance with their administration and enforcement of the respective states' blue sky laws and regulations. In accordance therewith and in furtherance thereof, I represent and warrant to and agree with the Company as follows:

a. I am a resident of the State of _______________ as of the date of this Agreement and I have no present intention of becoming a resident of any other state or jurisdiction;

b. I have received and have reviewed the Company's Offering Circular dated ___________, 2003.

5. MODIFICATION. Neither this Agreement not any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

6. NOTICES. Any notice, demand or other communication which any party hereto may require, or may elect to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped registered or certified mail, return receipt requested addressed to such address as may be listed on the books of the Company, (b) delivered personally at such address, or (c) delivered (in person, or by a facsimile transmission, telex or similar telecommunications equipment) against receipt.

7. COUNTERPARTS. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

8. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, covenants or other agreements except as stated or referred to herein.

9. SEVERABILITY. Each provision of the Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

10. ASSIGNABILITY. This Agreement is not transferable or assignable by the undersigned except as may be provided herein.

11. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana as applied to residents of that state executing contracts wholly to be performed in that state.

| | |
|---|---|
| ______________________________ | ______________________________ |
| (Signature) | (Date) |
| ______________________________ | |
| (Printed Name) | |
| LEGAL RESIDENCE ADDRESS OF INVESTOR | MAILING ADDRESS OF INVESTOR (IF DIFFERENT FROM ABOVE) |
| ______________________________ | ______________________________ |
| (Number and Street) | (Number and Street) |
| ______________________________ | ______________________________ |
| (City, State, Zip Code) | (City, State, Zip Code) |
| ______________________________ | |
| (Telephone Number) | |
| ______________________________ | |
| (Social Security/EIN Number) | |

Accepted as of this _____ day of ______________, 2003

MD TECHNOLOGIES INC.

BY: ______________________________

William D. Davis
President

FORM 1-A

Exhibit 6.5

Promissory Note to William C. Ellison

# PROMISSORY NOTE

$100,000.00 December 12, 2001

1. **FOR VALUE RECEIVED**, the undersigned maker of this note, MD Technologies, Inc., a Delaware corporation ("*Maker*"), promises to pay to the order of William C. Ellison ("*Noteholder*") the principal amount of One Hundred Thousand and no/100 dollars ($100,000.00), with interest on the outstanding principal balance from the date hereof until paid at the rate of 12%.

2. This is a master promissory note evidencing the indebtedness of Maker to the Noteholder in connection with advances made to Maker by the Noteholder from time to time on a non-revolving basis. The maximum amount advanced shall not exceed the principal amount of this note and Maker shall be obligated to pay only the amount actually advanced plus interest and any charges or other amounts as provided herein.

3. Maker shall pay accrued interest under this note monthly on the 15th day of each and every calendar month commencing January 15, 2002. All outstanding principal and any accrued but unpaid interest under this note shall be due and payable on the day that is 12 months after the date the note is executed. All payments shall be made in United States dollars. All payments shall be applied first to interest then accrued and then to principal. This note may be prepaid in whole or in part at any time without premium or penalty.

4. A default under this note shall occur if any installment of principal or interest is not paid promptly when due; or if any default shall occur under the loan agreement of even date herewith between Maker and the Noteholder (the "*Loan Agreement*"); or if any default shall occur under the security agreement of even date herewith between Maker and the Noteholder (the "*Security Agreement*"); or if Maker shall default under any loan, extension of credit, security agreement, purchase or sale agreement or any other agreement, in favor of any other creditor or person and fail to cure such default within any applicable cure period; or upon the death of Maker or, if Maker is an entity, upon its dissolution or the termination of its existence; or upon the insolvency or business failure of, or the appointment of a custodian, trustee, liquidator or receiver for, Maker or for any of Maker's property; or upon the making of an assignment for the benefit of creditors by Maker; or upon the filing of a petition or other action under any bankruptcy, insolvency or debtor's relief law or for any adjustment of indebtedness, composition or extension by or against Maker.

5. Upon the occurrence of a default under this note, (i) all outstanding principal and any accrued but unpaid interest shall, at the option of the Noteholder, become immediately due and payable, without presentment, notice, protest or demand of any kind, all of which are expressly waived by Maker and (ii) the Noteholder may proceed to protect and enforce its rights under this note, the Security Agreement, the Loan Agreement or any other agreement between Maker and the Noteholder, by suit or otherwise, at law or in equity. No failure or delay in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing

under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable law, by contract or otherwise.

6. Any notice or other communication ("*Notice*") required or permitted to be given in connection herewith must be in writing and may be given to the person to be notified by (i) delivering it to such person, or (ii) sending it by a commercial courier service (such as FedEx) with such delivery confirmed in writing by the courier, or (iii) by United States Mail, postage prepaid, registered or certified mail, return receipt requested, or express mail expedited delivery service. Notice is effective upon delivery or, if delivery is refused, upon attempted delivery at the recipient's address for Notices. A party delivering Notice shall try to obtain a receipt. For purposes of Notice, the addresses of the parties shall, until changed by Notice, be as follows:

| | |
|---|---|
| If to Maker: | MD Technologies<br>620 Florida Street, Suite 200<br>Baton Rouge, Louisiana 70801<br>Attn: Jose S. Canseco, CEO |
| If to the Noteholder: | William C. Ellison<br><br>New Orleans, Louisiana 70___<br>~~Attn: Ollie Edmunds, M.D~~. |

7. If this note is placed in the hands of an attorney at law for collection, to prosecute claims in bankruptcy, to institute legal proceedings to recover the amount hereof, or any part hereof, Maker promises to pay the reasonable fees of the attorneys employed for that purpose, and all court costs and costs of appeal.

8. ALL PARTIES HERETO (INCLUDING MAKER AND ANY ENDORSER, GUARANTOR OR SURETY) WAIVE PRESENTMENT FOR PAYMENT, NOTICE OF NONPAYMENT, PROTEST AND ALL PLEAS OF DIVISION AND DISCUSSION AND CONSENT TO ALL EXTENSIONS OF TIME, RENEWALS, WAIVERS, MODIFICATIONS, RELEASES OF SECURITY, EXCHANGES OF SECURITY AND OTHER INDULGENCES GRANTED BY THE NOTEHOLDER WITH RESPECT TO THIS NOTE AND HEREBY BIND THEMSELVES UNCONDITIONALLY, JOINTLY, SEVERALLY AND SOLIDARILY, AS ORIGINAL PROMISSORS FOR THE PAYMENT HEREOF IN PRINCIPAL, INTEREST, LATE CHARGES, ATTORNEYS' FEES AND COSTS.

9. This note shall be construed and enforced in accordance with the laws of the State of Louisiana, United States of America. Any judicial proceeding brought against Maker under or on account of this note may be brought in any federal or state court located in Orleans or East Baton Rouge Parish, Louisiana and Maker consents to and accepts for itself the jurisdiction of such courts, and irrevocably agrees to be bound by any judgement rendered by any such court under or on account of this note.

**MD TECHNOLOGIES, INC.**

By: ______________________________
Jose S. Canseco, CEO

**ADDENDUM TO PROMISSORY NOTE**

November 10, 2003

On December 12, 2001, MD Technologies Inc. ("Maker") executed a promissory note promising to pay to the order of William C. Ellison ("Noteholder") the principal amount of One Hundred Thousand and no/100 dollars ($100,000), with interest on the outstanding principal balance until paid at the rate of 12 %.

All outstanding principal and any accrued but unpaid interest under the note was originally due December 12, 2002. This date shall be extended to June 30, 2004.

The Maker, at its discretion, has the right to prepay.

All other terms and conditions of the Promissory Note shall remain the same.

MD Technologies Inc.

By: ______________
Jose S. Canseco

By: ______________
William C. Ellison

# FORM 1-A

## Exhibit 6.11

## Lease Agreement with Hearin Properties

**Lease Agreement**

**Between**

**Hearin Properties ("Landlord")**

**&**

**MD Technoligies ("Tenant")**

**620 Florida Street**
**Baton Rouge, LA 70801**

This Lease Agreement (this "Lease") is entered into effective as of May 1st, 2000, by and between **HEARIN PROPERTIES**, a Louisiana Partnership represented herein by Dick H. Hearin, Jr., its duly authorized Co-Managing Partner, ("Landlord") and **MD Technologies, Inc.** a Delaware Corporation, represented by William D. Davis its duly authorized Vice-President ("Tenant").

1. **Leased Premises**. Subject to, and upon the terms, provisions and conditions hereinafter set forth, and each in consideration of the duties, covenants and obligations of the other hereunder, Landlord does hereby lease, demise and let to Tenant, and Tenant does hereby lease from Landlord the office space containing approximately three thousand two-hundred (3,200) square feet identified on Exhibit "A" attached hereto as Suite 200 (the "Premises"), located on the second floor of the office building known as the "620 Florida Street Building" , located at 620 Florida Street , Baton Rouge, Louisiana (the "Building"), together with all appurtenances, including, without limitation, the right to use in common with others, the lobbies, bathrooms, kitchen facilities, elevators and other public portions of the Building. The common areas of the Building shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect thereto. Landlord reserves the right to change from time to time the size, location and nature of the common areas of the Building, to sell and lease any portion thereof, to make additional installations therein and to move and remove the same.

2. **Term.** This Lease is for a term beginning on the day Landlord notifies Tenant that the improvements are completed and the space is ready for occupancy or the date in which Tenant assumes partial or early occupancy of the premises (whichever occurs first) and ending on the fifth anniversary of said date (the "Term").

3. **Use**. The Premises are to be used and occupied by Tenant solely for general business office purposes. Tenant agrees not to occupy or use, or permit any portion of the Premises to be

occupied or used for any business or purpose which is unlawful or deemed to be hazardous, or permit anything to be done which would in any way increase the rate of fire insurance coverage on the Building and/or its contents.

4. **Rent**. Tenant agrees to pay to Landlord as rent for the Term, without deduction or set-off, the following amounts:

| Lease Year | Projected Lease Term | Monthly Rental | Annual Rental |
|---|---|---|---|
| 1 | 6.1.2000 to 5.31.2001 | $0 | $0 |
| 2 | 6.1.2001 to 5.31.2002 | $3,733.00 | $44,796.00 |
| 3 | 6.1.2002 to 5.31.2003 | $4,000.00 | $48,000.00 |
| 4 | 6.1.2003 to 5.31.2004 | $4,280.00 | $51,360.00 |
| 5 | 6.1.2004 to 5.31.2005 | $4,579.00 | $54,948.00 |

Rent shall be due and payable in advance on the first day of each month, and shall be mailed to Landlord at P. O. Box 2551, Baton Rouge, LA 70821, or hand-delivered to Landlord at 500 Laurel Street, Suite 505, Baton Rouge, LA 70801. If the Term commences on other than the first day of the month or terminates on other than the last day of the month, then the installment of rent for such month or months shall be prorated and the installment or installments so prorated shall be paid in advance. All past due installments of rent shall bear interest at the rate of twelve percent (12%) per annum from the date due until paid.

5. **Landlord Covenants**. Landlord covenants and agrees with Tenant:

a. To furnish the electricity, gas and water utilized in operating any and all facilities serving the Premises, except as otherwise provided herein; routine maintenance and painting; and electric lighting service for all public areas and special service areas of the Building in the manner and to the extent deemed by Landlord to be standard.

b. To furnish Tenant, while occupying the Premises:

i. air-conditioning, and heating on a 24 hour, seven day per week basis. The air conditioning, and heating serving the room designated by Tenant as its server room will operate on 24/7 basis, those serving the rest of the premises shall be configured such that they are capable of being turned on or off by Tenant and programmed to operate in an energy efficient manner and schedule. Both Landlord and Tenant hereby agree that in the event that Landlord has based the rental calculations on annual energy expenses of $1.25 per square foot. In the event the annual utility costs are higher than $1.25 per square foot; Tenant shall reimburse Landlord for the additional costs.

ii. water at those points of supply provided for general use of tenants in the Building;

iii. janitorial service and trash removal to the premises during the term of this lease. Such service shall be provided by Landlord to Tenant on a three-day per week basis and will include general cleaning and rubbish removal.

iv. access to and use of the electrical service serving the Building, provided that Tenant does not overload the capacity of said service. Electrical service over and above normal electrical service shall be installed, maintained and provided only upon the request and at the cost of Tenant.

c. To furnish Tenant, free of charge, with two (2) keys for each corridor door entering the Premises, and additional keys will be furnished at a reasonable charge by Landlord on an order signed by Tenant or Tenant's authorized representative. All such keys shall remain the property of Landlord. With the exception of Tenant's designated server room which shall be equipped with special security feature, to which Landlord shall have emergency access upon one hour's notice to Tenant, no additional locks shall be allowed on any door of the Premises, without Landlord's reasonable approval. Upon termination of this Lease, Tenant shall surrender to Landlord all keys to the Premises.

d. Landlord shall use its best efforts to limit access to the Building outside normal business hours, provided, however, that Landlord shall have no responsibility or liability to Tenant or any party who may claim by or through Tenant for any loss, claim or damage arising out of theft, burglary, assault or other injury to persons or property caused by persons gaining access to the Building or the Premises, and Tenant hereby releases Landlord from any and all liability relating thereto.

e. To furnish Tenant, free of charge, with Seven (7) parking spaces in the parking lot adjacent to the Building and to make available at a cost of $55.00 per month five (5) additional spaces.

Landlord does not warrant that any service to be furnished by Landlord will be free from interruptions resulting from repairs, renewals, improvements, changes of service, alterations, strikes, lockouts, labor controversies, accidents, inability to obtain fuel, steam, water or supplies or other causes beyond the reasonable control of Landlord. In the event any equipment or machinery furnished by Landlord ceases to function properly, Landlord shall use reasonable diligence to repair same promptly, but Tenant shall have no claim for rebate of rent or damages on account of any interruptions in service occasioned thereby or resulting therefrom. Failure by Landlord to any extent to furnish the services described herein, or any cessation thereof, shall not render Landlord liable in any respect for damages to either person or property, nor entitle Tenant to any abatement of rent, nor relieve Tenant from fulfillment of any covenant or agreement of Tenant under this Lease.

6. **Peaceable Enjoyment**. Tenant shall peaceably have, hold and enjoy the Premises, subject to the other terms of this Lease, provided that Tenant pays the rent and has complied with all of Tenant's covenants herein contained.

7. **Tenant Covenants**. Tenant covenants and agrees with Landlord:

a. **Payments by Tenant** - To pay rent and all other sums provided to be paid to Landlord hereunder, at the times and in the manner herein provided, time being of the essence.

b. **Repairs by Landlord** - Unless otherwise expressly stipulated herein, Landlord shall not be required to make any improvements or repairs of any kind or character on the Premises during the Term, except such repairs to the roof, exterior Building walls and slabs, and common areas of the Building, including lighting, electrical, heating, air conditioning, ventilation, elevator and plumbing equipment as may be necessary to keep them in serviceable condition.

c. **Repairs by Tenant** - To pay to Landlord as additional rent hereunder, the cost of repairing or replacing any damage or injury done to the Building, or the Premises, or any part thereof, or equipment contained therein, caused by Tenant or Tenant's agents, employees, invitees or visitors, or relating in any way to the presence on the Premises of any machinery, equipment or other property which is in the care, custody or control of any of the aforesaid parties, whether or not said damage or injury is the result of any vice or defect in said machinery, equipment or property; failure to pay any such costs within thirty (30) days of being billed therefor shall be an event of default for nonpayment of rent hereunder, for which Landlord may have all the remedies provided herein and by law.

d. **Waste and Damage; Surrender of the Premises** - Not to commit or allow any waste or damage to be committed on any portion of the Premises, and at the termination of this Lease, by lapse of time or otherwise, to deliver up the Premises to Landlord in as good condition as at date of possession by Tenant, ordinary wear and tear excepted, and upon such termination of this Lease, Landlord shall have the right to re-enter and resume possession of the Premises.

e. **Assignment or Sublease** - Not to assign or sublet the Premises or any part thereof, without the consent of Landlord.

f. **Alterations, Additions and Improvements** - Not to permit the Premises to be used for any purpose other than that stated in paragraph 3 of this Lease, or make or allow to be made any alterations, physical additions or improvements in or to the Premises without first obtaining the written consent of Landlord. Any and all such alterations, physical additions or improvements, when made to the Premises by Tenant, shall at once become the property of Landlord and shall be surrendered to Landlord upon the termination of this Lease by lapse of time or otherwise; provided, however, that Landlord may, at its option, require Tenant to remove any or all such alterations, physical additions or improvements at Tenant's expense and restore the Premises to good and tenantable condition.

g. **Entry for Repairs and Inspection** - To permit Landlord or its agents or representatives to enter into and upon any part of the Premises at all reasonable hours to inspect same, clean, or make repairs, alterations or additions thereto and to show the Premises to prospective new tenants or to prospective purchasers, as Landlord may deem necessary or desirable, and Tenant shall not be entitled to any abatement or reduction of rent by reason thereof.

h. **Nuisance** - To conduct its business and control its agents, employees, invitees and visitors in such manner as not to create any nuisance, or interfere with, annoy or disturb any other tenant or Landlord in its operation of the Building. Tenant shall not obstruct or use the sidewalks, entries, passages, vestibules, halls, elevators or stairways of the Building for any other purpose than ingress and egress to and from the Premises, or throw or sweep or put anything out of the windows or doors, or in the passages or corridors of the Building.

8. **Condemnation**. Landlord and Tenant mutually covenant and agree that if the whole or any part of the Premises shall be taken by federal, state, parish, city or other authority for public use, or under any statute or by right of eminent domain or expropriation, Tenant shall not be entitled to any part of any award that may be made for such taking, nor for any damages, except that portion of any award or damages paid which is directly attributable to leasehold improvements installed and paid for by Tenant. In the event of a partial taking, rent shall be reduced as of the date of such taking in proportion to the taking. If such taking renders the remainder of the Premises untenantable for Tenant's purposes, Tenant shall have the option, to be exercised by notice in writing to Landlord within sixty (60) days after said taking, of terminating this Lease. Such termination shall take place not later than thirty (30) days after receipt of such notice by Landlord. Landlord shall notify Tenant in writing within ten (10) days of the receipt of official notice of commencement of condemnation proceedings.

9. **Condition of Leased Premises**. Tenant assumes responsibility for the condition of the Premises throughout the Term and does hereby agree to indemnify, defend and hold harmless Landlord, its agents, employees, successors and assigns, from and against any and all liability for any injury to, or death of, any person or persons or damage to property in any way arising out of, or connected with, the condition, use or occupancy of the Premises and from all costs, expenses and liabilities (including attorneys' fees and legal costs) incurred by Landlord in connection therewith, excepting, however, liability caused by any defect in the Premises which Landlord is obliged to repair under the terms of this Lease and which Landlord has neglected or refused to repair within a reasonable time after receipt of notice thereof from Tenant. The indemnity

provided in this paragraph is in addition to and complements, but does not restrict, any other indemnity provided to Landlord under this Lease.

10. **Lien for Rent**. In consideration of the mutual benefits arising under this Lease, Tenant hereby grants to Landlord a lien on all property of Tenant now or hereafter placed in or upon the Premises, and such lien of Landlord shall be for payment of all rent and other sums agreed to be paid by Tenant herein. Said lien shall be in addition to and cumulative of the lessor's privilege provided by law.

11. **Property Abandoned**. All property remaining in the Premises upon termination of this Lease shall be considered to have been abandoned by Tenant and Landlord may dispose of it in any manner Landlord wishes. Tenant will reimburse Landlord for all costs incurred for disposal together with all costs for repairs required because of removal of all or any such abandoned property.

12. **Holding Over**. In the event of holding over by Tenant after expiration or termination of this Lease without the written consent of Landlord, Tenant shall pay as liquidated damages an amount equal to five times the rent provided for herein, for the entire holdover period. No holding over by Tenant after the Term shall operate to extend this Lease; in the event of any holding over without the written consent of Landlord, Tenant shall indemnify Landlord against all claims for damages by any other tenant to whom Landlord may have leased all or any part of the Premises. Any holding over with the consent of Landlord in writing shall thereafter reconduct this Lease from month-to-month.

13. **Fire on Premises**. In the event of a fire or other casualty on the Premises, Tenant shall immediately give notice thereof to Landlord. If the Premises, through no fault or neglect of Tenant, its agents, employees, invitees or visitors, shall be partially destroyed by fire or other casualty so as to render the Premises untenantable, the rent provided for herein shall abate thereafter until such time as the Premises are made tenantable by Landlord. In the event of the total destruction of the Premises without fault or neglect of Tenant, its agents, employees, invitees or visitors, or if the same shall be so damaged that Landlord shall decide not to rebuild, then all rent or any other sums owed up to the time of such destruction or termination shall be paid by Tenant and thenceforth this Lease shall cease and come to an end, without any residual obligation on the part of either Landlord or Tenant. Landlord shall act in good faith to make a prompt determination as to whether or not to rebuild.

14. **Attorneys' Fees**. In the event either party hereto defaults in the performance of any of the terms, covenants, agreements or conditions contained in this Lease, and the non-defaulting party places the enforcement of this Lease in the hands of an attorney, or files suit upon the same, the defaulting party shall pay reasonable attorneys' fees incurred by the non-defaulting party.

15. **Amendment of Lease**. This Lease may not be modified or amended except by an instrument in writing signed by both parties hereto.

16. **Default by Tenant**.

a. The occurrence of any one or more of the following events shall constitute an event of default hereunder:

i. If Tenant shall fail to pay any rent or any other sum required to be paid under this Lease by Tenant when due;

ii. If Tenant shall fail to perform or observe any other agreement or covenant or provision of this Lease or otherwise violate any provision of this Lease and such failure or violation shall continue for ten (10) days after notice from Landlord;

iii. If Tenant or any guarantor of this Lease shall file a petition in bankruptcy or commence any proceeding under any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, dissolution, liquidation or similar law or statute of any jurisdiction, whether now or hereafter in effect, or if Tenant or any guarantor shall by act or omission approve, consent to or acquiesce in the filing of any such petition;

iv. If there shall be filed or commenced against Tenant or any guarantor of this Lease any proceeding under any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, dissolution, liquidation or similar law or statute of any jurisdiction, whether now or hereafter in effect, and if such proceedings shall remain undismissed thirty (30) days or more after its institution;

v. If Tenant or any guarantor of this Lease shall apply to or petition any tribunal for the appointment of a custodian, receiver, intervenor, keeper, trustee or similar official (howsoever named) for Tenant or any guarantor or for all or a substantial part of the property of any of them; or if Tenant or any guarantor shall by act or omission approve, consent to or acquiesce in any such appointment made at the request of any other person; or if Tenant or any guarantor shall suffer the appointment of any such official at the request of any other person to continue undischarged for thirty (30) days or more;

vi. If Tenant or any guarantor shall make an assignment for the benefit of creditors, or shall become insolvent or unable to pay their respective debts as the same become due, or shall admit in writing such insolvency or inability, or shall file any proceedings to declare such insolvency or inability, or if any such proceedings shall be filed against any of them and remain undismissed for thirty (30) days or more;

vii. If the leasehold interest of Tenant hereunder is encumbered, seized, levied upon or attached by process of law and Tenant shall fail to obtain the dismissal, dissolution or release thereof within thirty (30) days thereafter;

viii. If Tenant shall vacate, desert or abandon the Premises for a period of ten (10) consecutive days, or if Tenant shall fail to occupy the Premises within ten (10) days after the commencement of the Term; or

ix. If any event shall occur or any contingency shall arise whereby this Lease or the estate hereby demised would, by operation of law or otherwise, devolve upon or pass to any person other than Tenant.

b. Upon the occurrence of an event of default under this Lease, Landlord, at its option, may exercise any one or more of the following remedies in addition to all other rights and remedies granted by law: (i) accelerate the rent for the whole of the un-expired Term, which rent shall become immediately due and exigible; or (ii) immediately cancel this Lease; or (iii) proceed for past due installments only, reserving its right to later proceed for the remaining installments; or (iv) re-enter the Premises and let them for such price and on such terms as may be immediately obtainable and apply the net amount realized to the payment of the rent.

c. If Landlord has elected to accelerate the rent for the unexpired Term, then Landlord shall have the further option to re-enter the Premises and to attempt to lease them for such rent and on such terms as Landlord may be able to obtain, in reduction of the amount due Landlord, or, if Landlord is unable to lease them, to let them on a month-to-month basis, and credit the net amount realized on the payment of rent due for the full unexpired Term, reserving the right to sue thereafter for any balance remaining due after credit for the rent actually received or estimated to be received. Any balance thus due shall be considered rent due under this Lease and shall be secured by the lessor's privilege and right of detention. Exercise of this right of re-entry and privilege to re-let shall not in any way prejudice Landlord's right to hold Tenant liable for any amount due under this Lease in excess of the amount for which the Premises are re-let. In addition, if Tenant fails or refuses to permit Landlord to re-enter the Premises, Landlord shall have the right to eject Tenant in accordance with the provisions of Louisiana Code of Civil Procedure, Articles 4701-4735, without forfeiting any of Landlord's rights under this paragraph or under the other terms of this Lease, and Landlord may at the same time or subsequently sue for any money due or to enforce any other rights which Landlord may have.

17. **Non-Waiver**. Failure of Landlord to declare any default immediately upon occurrence thereof, or delay in taking any action in connection therewith, shall not waive such default, but Landlord shall have the right to declare any such default at any time and take such action as might be lawful or authorized hereunder, either in law or in equity. No custom or practice followed in connection with this Lease shall constitute a waiver of Tenant's obligations under this Lease. Time is of the essence with respect to the performance of every obligation of Tenant under this Lease.

18. **Indemnity; Tenant's Liability Insurance**.

a. Tenant shall indemnify and hold Landlord, its members, agents, servants and employees harmless from and against any and all claims, damages, losses, expenses and any other costs (including but not limited to attorneys' fees) resulting from or arising out of any and all injuries to or death of any person or damage to any property or other loss caused in whole or in part by any act, omission, negligence or neglect of Tenant or Tenant's officers, directors, agents, employees, invitees or visitors, or any parties contracting with Tenant relating to the Premises, or relating in any way to the presence on the Premises of any machinery, equipment or other property, whether or not said damage or injury is the result of any vice or defect in said machinery, equipment or property.

b. Tenant, at its sole expense, is required to carry and maintain, at all times during physical occupancy of the Premises and the Term, general public liability insurance against claims for bodily injury and death occurring in, on, or about the Premises or the Building, with limitations of not less than $1,000,000 for any one person injured in any one accident, and not less than $1,000,000 for property damage per accident, with an insurance company reasonably acceptable to Landlord, qualified to do business in the State of Louisiana. Tenant shall furnish Landlord with copies of certificates of insurance as provided herein, naming Landlord as an additional insured thereunder, prior to physical occupancy of the Premises.

19. **Tenant's Property Insurance**. Tenant shall maintain throughout the Term insurance on Tenant's property situated on the Premises, and all leasehold improvements made to the Premises by or on behalf of Tenant, covering those risks covered by an "all risk" policy of property insurance, in minimum limits equal to the full replacement costs thereof.

20. **Mutual Waiver of Subrogation Rights**. Whenever any loss, cost, damage or expense resulting from fire, explosion or any other insured casualty or occurrence is incurred by either Landlord or Tenant and such party is then covered or required to be covered in whole or in part by insurance with respect to such loss, cost, damage or expense, then the party so insured, or required to be insured hereby releases the other party from any and all liability it may have on account of such loss, costs, damage or expense, to the extent of any amount recovered, or which would have been recovered if so insured, by reason of such insurance, and waives any right of recovery which might otherwise exist in, or accrue to, any person on account thereof, to the full extent of such losses, costs, damages or expenses, notwithstanding any deductible in such policy, provided, however, that such release of liability and waiver of the right of subrogation shall not be operative in any case where the effect thereof is to invalidate such insurance coverage.

21. **Tenant's Liability for Taxes**. Tenant shall be liable for ad valorem taxes on Tenant's personal property situated on the Premises. If the applicable taxing authorities do not separately assess Tenant's leasehold improvements, Landlord may make a reasonable allocation of the ad valorem taxes assessed on the Building to give effect to the preceding sentence.

22. **Estoppel Certificates**. Tenant agrees, at any time and from time to time, upon not less than five (5) days prior written notice by Landlord to execute, acknowledge and deliver to Landlord or to such persons as may be designated by Landlord, a statement in writing (a) certifying that Tenant is in possession of the Premises, has unconditionally accepted the same and is currently paying rent hereunder, (b) certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease is in full force and effect as modified and stating the modifications), (c) stating the dates as to which the rent and other charges

hereunder have been paid by Tenant, and (d) stating whether or not to the best knowledge of Tenant, Landlord is in default in the performance of any covenant, agreement or condition contained in this Lease, and, if so, specifying each such default. Any such statement delivered pursuant hereto may be relied upon by any owner, prospective owner, prospective purchaser, mortgagee or prospective mortgagee of the Building or Landlord's interest therein, or any prospective assignee of any such mortgagee.

23. **Recordation**. This Lease shall not be placed of record. However, at the request of either party, the other shall execute an extract of this Lease for purposes of recordation, in form and content as provided in Louisiana R.S. 9:2721.1, without disclosing the rent payable hereunder.

24. **Name of Building**. Landlord shall have the right to name and from time to time change the name of the Building.

25. **Compliance with Laws**. Tenant shall, at Tenant's expense, comply with all laws, rules, regulations, requirements and recommendations of all parish, municipal, state, federal and other applicable governmental authorities now or hereafter in force, including, without limitation, the Americans with Disabilities Act of 1990 (the "ADA"), as they relate to the Premises and the conduct of Tenant's business therein. Tenant further acknowledges that such compliance may require Tenant to make permanent replacements and capital improvements to the Premises that (a) have expected useful lives extending beyond the Term, and (b) would otherwise be the responsibility of Landlord. All alterations and improvements made by Tenant pursuant to this paragraph shall be subject to the requirements of subparagraph 7.f. of this Lease. Tenant agrees to indemnify and hold Landlord harmless from and against all damages, losses, fines and expenses, including reasonable attorneys' fees, incurred by Landlord as a result of Tenant's failure to comply with any provision of this paragraph.

26. **Dangerous Substances; Heavy Objects**. Tenant shall not bring or cause to be brought into the Premises or any other part of the Building any flammable, dangerous or explosive oils, chemicals or materials, nor shall Tenant bring or cause to be brought into the Building any article or fixture which by reason of its size and weight shall load any floor beyond its reasonable weight-carrying capacity. No safe, heavy article or anything that might damage any part of the Building shall be taken into or out of the Building without the prior written consent of Landlord, and Landlord shall in all cases retain the power to prescribe the maximum permitted weight, and indicate the place where any such safe or heavy article is to stand. If any damage is caused to the Building by any article brought into the Building or into the Premises by or on behalf of Tenant, Tenant shall reimburse Landlord on account of such repairs in accordance with subparagraph 7.c. of this Lease.

27. **Hazardous Material**.

a. Tenant shall not cause or permit any hazardous material (as defined by or described in any law or other legal mandate relating to injury to or the protection of human health or the environment) to be brought upon, kept or used in or about the Premises. Tenant shall not discharge, leak or emit, or permit to be discharged, leaked or emitted, any material into any portion of the Building or into the atmosphere, ground, sewer system or any body of water, if that material does or may pollute or contaminate the same, or may adversely affect (i) the health, welfare or safety of persons, whether located on the Premises, the Building or elsewhere, or (ii) the condition, use or enjoyment of the Building or any other property.

b. Tenant hereby agrees that it shall be fully liable for all costs and expenses related to the use, storage and disposal of hazardous material in or about the Premises or any other portion of the Building on account of any action or inaction of Tenant, and Tenant shall give immediate notice to Landlord of any violation or potential violation of the provisions of this paragraph 27. Tenant shall defend, indemnify and hold harmless Landlord and its agents and employees, from and against any claims, demands, penalties, fines, liabilities, settlements, damages, costs or expenses (including, without limitation, attorneys' fees and legal expenses) of whatever kind or nature, arising out of or in any way related to Tenant's breach of its obligations under this paragraph 27. Tenant's obligations under this paragraph 27 will survive the expiration or other termination of this Lease.

28. **Rules and Regulations**. Tenant will comply with the rules of the Building and adjacent parking lot adopted and altered by Landlord from time to time for the safety, care and cleanliness of the Premises, Building and parking lot and for preservation of good order therein, copies of which will be sent by Landlord to Tenant in writing. The Rules and Regulations to apply when Tenant occupies the Premises are annexed as Exhibit B.

29. **Signage**. Tenant shall not be permitted to place any signs on the Building or the Premises without Landlord's prior written approval of the size, design and location of said sign. Upon termination of this Lease, Tenant shall remove any sign, advertisement or notice painted on or affixed to the Building or the Premises by or on behalf of Tenant, and restore the place it occupied to the condition in which it existed as of the date of this Lease. Upon Tenant's failure to do so, Landlord may do so at Tenant's expense.

30. **Limitation of Liability**. Anything in this Lease or the law to the contrary notwithstanding, Tenant agrees that it shall look solely to the estate and property of Landlord in the Building and the land upon which the Building is constructed for the collection of any judgment (or other judicial process) requiring the payment of money by Landlord in the event of any default by Landlord with respect to any of the terms, covenants and conditions of this Lease to be observed or performed by Landlord. No other assets of Landlord shall be subject to levy, execution or other procedure for the satisfaction of Tenant's remedies. No claim for any deficiency remaining shall ever be asserted against Landlord individually, or its successors or assigns.

32. **Miscellaneous**.

a. This Lease shall be binding upon and inure to the benefit of the successors and assigns of Landlord, and shall be binding upon and inure to the benefit of Tenant, its legal representatives and successors, and, to the extent assignment may be approved by Landlord hereunder, Tenant's assigns.

b. All rights and remedies of Landlord under this Lease shall be cumulative and none shall exclude any other rights or remedies allowed by law. All of the terms hereof shall be construed according to the laws of the State of Louisiana.

c. Landlord shall have the option, at any time during the Term, and any extension thereof, to relocate the Premises at Landlord's expense to a location in the Building of similar size and improvement quality and at the same rent rate. In such case, Landlord shall bear Tenant's reasonable moving costs.

d. In the event that there be more than one person named as Tenant herein, each Tenant binds himself, jointly, severally and in solido, with all the others for the payment of the rent, and the performance of all of the covenants, agreements, stipulations and conditions herein contained, in accordance with the terms hereof.

e. Each notice required or permitted to be given hereunder by one party or the other shall be in writing with a statement therein to the effect that notice is given pursuant to this Lease and the same shall be given and deemed to have been delivered, served and given if placed in the United States mail, postage prepaid, by registered or certified mail, return receipt requested, addressed to the party at the address provided herein.

f. If any provision of this Lease, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

g. The paragraph headings contained in this Lease are for convenience and reference only, and the words contained therein shall in no way be held to explain, modify, amplify or aid in the interpretation, construction or meaning of the provisions of this Lease.

33. Early Termination: Tenant shall, upon giving Landlord one hundred eighty (180) days advance notice, in writing, have the option to terminate this Agreement at end of the third year of the term.

34. Tenant Improvements: Prior to Tenant's occupancy, Landlord at Landlord's's expense shall cause to be installed the tenant improvements (build-out) as further outlined in Exhibit "_____".

EXECUTED effective as of the date first set forth above.

LANDLORD:

HEARIN PROPERTIES PARTNERSHIP

By:________________________________________
Dick H. Hearin, Jr., Co-Managing Partner

TENANT:

MD Technologies, Inc.

By:________________________________________
William D. Davis, Vice-President

# FIRST AMENDMENT
# TO

## Lease Agreement

## Between

## Hearin Properties ("Landlord")

## &

## MD Technoligies ("Tenant")

## 620 Florida Street
## Baton Rouge, LA 70801

This First Amendment to Lease Agreement (this "Lease") between **HEARIN PROPERTIES**, a Louisiana Partnership represented herein by Dick H. Hearin, Jr., its duly authorized Co-Managing Partner, ("Landlord") and **MD Technologies, Inc.** a Delaware Corporation, represented by William D. Davis its duly authorized Vice-President ("Tenant") is entered into effective as of January 1st, 2002.

Whereas, the Lease between the parties hereto provides for monthly rental payments during 2002 of $3,733.00.

Whereas, the parties hereto have agreed that for the months of January, February and March of 2002 the monthly rentals shall be reduced to $1,866.00.

Now therefor, the parties agree that for the months of January, February and March of 2002, the monthly rental under the Lease shall be $1,866.00.

All other terms and conditions of the Lease shall remain unchanged.

MD Technologies, Inc.

______________________

Hearin Properties

______________________

**SECOND AMENDMENT**
**TO**
**Lease Agreement Between**
**Hearin Properties ("Landlord")**
**&**
**MD Technologies, Inc. ("Tenant")**

620 Florida Street
Baton Rouge, LA 70801

This Second Amendment to Lease Agreement ("Lease") between Hearin Properties, a Louisiana Partnership represented herein by Dick H. Hearin, Jr., its duly authorized Co-Managing Partner, ("Landlord") and MD Technologies, Inc., a Delaware Corporation, represented by William D. Davis, its duly authorized Vice-President, ("Tenant") is entered into and deemed effective as of April 1, 2002.

Whereas, the Lease between the parties mandates that Tenant pay to Landlord the sum of $3,733.00 for the months of April and May 2002 and an increased monthly payment to $4,000 for the months of June 2002 though April 2003.

Whereas, the parties hereto agree that for the months of April 2002, through and including April 2003, Tenant shall pay the reduced rental rate of $1,866 a month.

Wherefore, the parties agree that for the months of April 2002, through and including April 2003, the monthly rental under the Lease shall be $1,866.

All other terms and conditions under the Lease shall remain the same.

| | |
|---|---|
| MD Technologies, Inc. | Hearin Properties |
| William D. Davis CEO | John O. Hearin |

FORM 1-A

Exhibit 6.13

CPE Sale Contract with Eatel

EATEL
913 South Burnside Avenue
Gonzales, Louisiana 70737-4258

# CPE SALE CONTRACT

EATEL
Total Communication Solutions

This agreement is made as of the 25 day of April, 2000, by and between MD Technologies, hereinafter referred to as "Customer", and EATEL Business Systems, A Division of Eatel Technology Outlet, Inc. (hereinafter referred to as "EATEL Business Systems") as follows:

Now, therefore, in consideration of the premises and the mutual promises and covenants hereinafter set forth, the parties agree as follows:

1. Undertaking of EATEL Business Systems. EATEL Business Systems will provide and install to Customer the facilities, services, and features as set forth in Exhibit 'A' attached hereto upon the terms and conditions hereinafter set forth in this agreement.

2. Undertaking of Customer. The Customer will trade with EATEL Business Systems as provided herein, from and after the in service date hereinafter described, at the rate set forth on Exhibit 'A' hereto, and at such rates as may be adjusted and provided for in accordance with this agreement.

3. In service Date. EATEL Business Systems will provide service to Customer commencing on the in service date. The in service date is the date that EATEL Business Systems, as provided hereunder, has fully installed, tested, and has certified to the Customer by its telephone company that the system is available for service.

4. Services Provided. EATEL Business Systems will provide the Customer the services as outlined on Exhibit 'A'. The prices set forth on the exhibit shall include installation and wiring. The system shall be covered by a one year warranty of any failure due to defective parts or workmanship (including parts and labor, except for acts of God). This does not include moves, changes and\or additions to the telephone system. Eatel Business Systems shall be authorized to perform work as set forth in Exhibit 'A'.

5. Cancellation. If the Customer cancels this agreement before the inservice date, the Customer shall reimburse EATEL Business Systems for all expenses theretofore incurred by EATEL Business Systems in purchasing, installing, engineering and designing facilities and equipment and otherwise performing or preparing to perform by EATEL Business Systems pursuant to this agreement.

6. Force Major. No party will be in default of any provision of this agreement for delays and performances resulting from strikes, riots, lock-outs, acts of God, or civil or military authority, fire, flood, tornadoes, epidemics, or other disasters, or events or acts beyond the reasonable control and without negligence of the party. Time to perform is extended by the time of delay.

7. Disclaimer of Warranties, Limitation of Liability, and Exclusive Remedy. EATEL Business Systems makes no warranty or representation whatsoever, except as specifically set forth herein, express or implied, in respect to the services as outlined on Exhibit 'A', facilities and features, either as to fitness, design, manufacture, or condition, the quality of the material or workmanship therein, including, without limitation, warrants of merchantability and/or fitness for a particular purpose, all of which are hereby expressly excluded and disclaimed. In the event of any claim by the Customer for damages associated with the installation, maintenance, repair or restoration of service, the liability of EATEL Business Systems shall in no event exceed the proportionate charges for the period of days in the portion of said service, facilities, or features as were unavailable or inoperative. EATEL Business Systems shall in no event be liable for a special, incidental, or consequential damages.

8. Attorney's Fees for Collection. If EATEL Business Systems is required to hire or pays money to someone else to help enforce this agreement or to collect any indebtedness, the Customer hereby agrees to pay EATEL Business Systems attorney's fees and legal expenses for bankruptcy proceedings, (and including efforts to modify or vacate

any automatic stay or injunction), appeals, and any anticipated post judgement collection services. Customer agrees to pay court costs, in addition to all of the sums provided by law.

9. Choice of Law. The terms of this agreement shall be construed and enforced pursuant to the laws of the State of Louisiana. Furthermore, the appropriate venue for any action on this contract, including, but not limited to, the collection of costs owed thereunder shall be in Ascension Parish, Louisiana.

In witness whereof,

| | |
|---|---|
| | **EATEL BUSINESS SYSTEMS,** A Division of Eatel Technology Outlet, Inc. |
| [signature] | [signature] |
| CUSTOMER | |
| VP R & D | SALES MANAGER, BR |
| TITLE | TITLE |
| 4/25/00 | 25 APR 2000 |
| DATE | DATE |

EXTRAS

| | | | Monthly | |
|---|---|---|---|---|
| Toll Restrictions? | Option 1 | | $3.92 | Blocks 0, 00, 0+, 1+, 976, (1=/0+), 411, 01+, 1 |
| | Option 4 | | $0.00 | Blocks 976, 1+900 calls |

: of additional features, abbreviations and cost per month:

| | | |
|---|---|---|
| Call Forward | CF | $2.95 |
| Call Forward Don't Answer | CFDA | $2.95 |
| Call Forward Group Don't Answer | CFGDA | $2.95 |
| Call Forward Busy | CFB | $2.95 |
| Caller ID Deluxe | CID | $10.00 |
| Call Waiting | CW | $4.20 |
| Voice Mail | VM | $12.95 |
| Voice Mail Dialout | VMDO | $4.45 |

| | | |
|---|---|---|
| Call Forward Multi Path | CFVS | $3.00 |
| | | |
| | | |

| | | |
|---|---|---|
| Additional Listing(s) | | |
| Non Published Number | | $3.13 |
| Non List Number | | $1.95 |

| T-1 Install & Monthly Charges | How Many | Install Fee W = Waived | Monthly Charge | Total Charge |
|---|---|---|---|---|
| T-1 Access | | | $127.08 | |
| Installation Charge = $200.00 | | | | |
| Voice Channels | | | $29.30 | |
| (includes touchtone and hunting) | | | | |
| 1st line Installation Charge = $85.00 | | | | |
| 2nd line Installation Charge = $32.00 | | | | |
| | | | | |
| DID Trunk(s) Monthly | | | $58.60 | |
| DID 20# Group ($3.40 each group) | | | $3.40 | |
| DID Number Group Install = $480.00 | | | | |
| | | | | |
| Channel Bank | | | $100.00 | |
| | | | | |
| Data Options | | | | |
| Installation Charge = $300.00 | | | | |
| 128k DN4A 2 channels | | | $299.95 | |
| 256k DN5A 4 channels | | | $599.95 | |
| 512K DN6A 8 channels | | | $799.95 | |
| 768k DN7A 12 channels | | | $999.95 | |
| Full T-1 Internet Access | Total Set-Up Fee | | Total Recurring | $1295.00 |

| Equipment Purchase | How Many? | Install Charge | Price | Total Purchase |
|---|---|---|---|---|
| TCP/IP Router | | | | |
| | | | | |

Vas a Static IP Address request form filled out with this order? Yes ☐ No ☐

# DIRECTORY INFORMATION

Please list how the customer wants to be listed in his home directory. Please include all captions, additional

FORM 1-A

Exhibit 6.14

Envoy Provider Agreement

# ENVOY PROVIDER AGREEMENT

THIS AGREEMENT is by and between ENVOY Corporation ("ENVOY") and ______________________________ ("Provider").

For adequate consideration, the receipt of which is hereby acknowledged by each of ENVOY and Provider, intending to be legally bound, mutually agree to the following terms and conditions:

1. **Definitions**

For all purposes of this Agreement, the following terms shall have the following meanings:

1.1 "Affiliate" shall mean any entity owned or controlled by, under common ownership or control with, or which owns or controls either party to this Agreement or any of its subsidiaries.

1.2 "Annual Service Fees" shall mean the charge imposed by ENVOY each year on Provider as set forth in Exhibit A hereto for use by Provider of the ENVOY Services during each 12 month period of the term of this Agreement commencing on the Effective Date.

1.3 "Effective Date" shall mean the date this document is signed by ENVOY.

1.4 "ENVOY Materials" shall mean all specifications and materials (including but not limited to any and all training materials, Specifications, designs and design documents, information manuals, and all other documentation) pertaining to ENVOY Products and ENVOY Services supplied by ENVOY.

1.5 "ENVOY Products" shall mean all equipment, hardware, firmware, and software (whether in source or object code form), and all modifications, updates, enhancements, or replacements for any of the foregoing furnished to Provider by ENVOY, including but not limited to that which is specified below:

☐ ENLine ______________ ☐ Direct Replacement Services ☐ ENVOYnet ______________ ☑ Other POST

1.6 "ENVOY Services" shall mean those transaction services selected below by Provider to be performed by ENVOY from time to time for Provider.

(a) "Batch Transactions" shall mean the following:

☐ Hospital Claims
☐ Dental Claims
☑ Medical Claims
☐ Electronic Remittance Advice ("ERA")
☐ Rosters
☐ Encounters
☐ Other ______________

(b) "Real-Time Transactions" shall mean the following categories of transmissions which are initiated, processed and a response returned to the initiating entity during the same telecommunications session:

☐ Eligibility Verification
☐ Referral Submission
☐ Referral Inquiry
☐ Referral Verification/Authorization
☐ Claims/ Encounters
☐ Credit Card and Check Guarantee Services
☐ Other ______________

(c) ☐ "All Payer Services" shall mean the processing of Transactions from Provider to ENVOY Non-Participating Payers which receive Transactions through the ENVOY Services.

(d) Miscellaneous: ☐ Patient Statements
☐ Other (specify) ______________

1.7 "Payers" shall mean the following entities which receive Transactions submitted by Provider's Customers through the ENVOY Services as identified from time to time by ENVOY:

(a) "ENVOY Participating Payers" shall mean Payers which pay ENVOY's standard fees to receive Transactions from the ENVOY Services or are otherwise designated by ENVOY as an ENVOY Participating Payer, and

(b) "ENVOY Non-Participating Payers" shall mean Payers which do not pay ENVOY fees to receive Transactions from the ENVOY Services or are otherwise designated by ENVOY as an ENVOY Non-Participating Payer.

1.8 "Per Transaction Fees" shall mean the charges imposed for Transactions as set forth in Exhibit A hereto.

1.9 "Specifications" shall mean the specifications in effect from time to time as applicable to each specific Transaction and similar documentation relating to the ENVOY Services.

1.10 "Transactions" shall mean transactions submitted by Provider to the ENVOY Services, whether or not a Payer accepts or favorably adjudicates such transactions.

2. Right to Use ENVOY Services. Subject to the terms and conditions of this Agreement, ENVOY grants to Provider a non-exclusive and non-transferable license right to use the selected ENVOY Services for the term of this Agreement only at physical sites owned or managed by or under the control of Provider and solely for applicable transactions generated by Provider. In furtherance hereof, ENVOY shall provide Provider a local telephone number or alternative toll free number for access by Provider (on a dial-up telecommunications basis) to the ENVOY central processing facility for use of the ENVOY Services. Furthermore, ENVOY shall provide reasonable ongoing technical support through telephone consultations with respect to the ENVOY Services and shall provide a local or toll free telephone number for access to ENVOY's technical support facility for this purpose. No rights are granted to the ENVOY Services except as explicitly set forth in this Agreement.

3. Right to Use ENVOY Products. ENVOY grants to Provider a limited license right to use the specified ENVOY Product(s) for the term of this Agreement solely to facilitate Provider's use of specified ENVOY Services. Any applicable taxes and shipping, insurance, and delivery charges associated with the delivery and any subsequent return of the ENVOY Product(s), or any portion thereof, may be separately charged by ENVOY. If Provider selects Direct Replacement Services ("DRS") above, ENVOY will provide DRS for ENVOY Products furnished hereunder on the following terms and conditions: (a) upon notification that an ENVOY Product is not functioning, ENVOY will promptly ship to Provider a replacement ENVOY Product and upon receipt of the replacement ENVOY Product, Provider shall promptly return the non-functioning ENVOY Product to ENVOY; (b) the DRS does not cover ENVOY Products which have been modified, altered or supplemented without ENVOY's prior written approval or which have been damaged following receipt by Provider, and (c) in the event that Provider implements the DRS for an ENVOY Product under circumstances in which such service is inapplicable either as a consequence of the returned ENVOY Product being, in actuality, a functioning ENVOY Product or as a consequence of Section 3(b) hereof, ENVOY shall have the right to charge Provider for all costs incurred by ENVOY in connection with such event, including insurance and freight charges. Notwithstanding any provision to the contrary herein, ENVOY may request the return of any ENVOY Product(s) in accordance with Section 9.1 below at any time in the event Provider has not used the ENVOY Product(s) to submit Transactions through the ENVOY Services for a period of 30 consecutive days.

4. **Fees.**

4.1 Provider agrees to pay ENVOY for the ENVOY Services and/or ENVOY Products and any other monies due ENVOY pursuant to this Agreement within thirty (30) days after invoice date. If Provider fails to make payment with respect to any invoice by its due date, such invoice shall be deemed delinquent and a late charge equivalent to 1 1/2% per month, or the maximum rate permitted by applicable law if less, of the unpaid balance shall be payable for each month, or portion thereof during which the delinquency remains outstanding. ENVOY reserves the right to suspend use of the ENVOY Services if past due invoices are not remedied within 10 days following notice by ENVOY of such past due amounts, and all costs of collection, including reasonable attorneys' fees shall be paid by Provider. Per Transaction Fees and other financial terms of this Agreement are subject to increase or modification by ENVOY upon 30 days prior notice at any time.

4.2 Notwithstanding the foregoing, ENVOY shall be entitled at any time without prior notice to pass through any increase in communications tariffs related to the ENVOY Services, including, without limitation, government imposed access fees, fees resulting from changes in regulation or statute, any third party imposed access fees, or any other fees assessed against ENVOY and outside of ENVOY's reasonable control. ENVOY shall make available to Provider upon request documentation relating to these pass through fees in connection with the ENVOY Services.

4.3 Provider shall be responsible for any taxes or charges however called, including but not limited to any registration fees, assessments, sales, use, personal property, ad valorem, stamp, documentary, excise, telecommunication and other taxes (excluding any taxes imposed on ENVOY's income) imposed by any federal, state or local government or regulatory authority with respect to the performance of services or delivery of products or materials by ENVOY pursuant to this Agreement, whether such is imposed now or later by the applicable authority, even if such imposition occurs after the receipt or use by Provider of the applicable service, product or material, the invoicing by ENVOY for the applicable service, product or material, or the termination of this Agreement.

5. **Provider Obligations.**

5.1 Provider agrees to transmit Transactions through the ENVOY Services only in accordance with the requirements, procedures, data element standards, formats, codes, protocols and edits set forth in the then relevant Specifications. Provider acknowledges and agrees that ENVOY may charge Provider a fee of 25 cents for each Transaction rejected by ENVOY or a Payer for noncompliance with the foregoing Provider obligations in excess of 3% of Provider's Transaction volume for any month after 90 days following the date of this Agreement.

5.2 Provider shall execute any and all documents and comply with any and all applicable procedures, rules and regulations which ENVOY, the applicable Payer, or applicable law may require for transmission by ENVOY of Transactions to such Payer's system, including without limitation, rules governing record retention, non-discrimination, and error resolution as promulgated by the ENVOY Services, American Express, MasterCard, VISA, the settlement bank, and insurance carriers, each as amended from time to time. Provider also shall adhere to such rules and regulations as are required by governmental agencies having jurisdiction. Provider shall provide all supporting documents requested by ENVOY necessary to comply with said rules and regulations including The Secretary of Health and Human Services (the "HHS Secretary"), the Electronic Funds Transfer Act, Regulation Z, Regulation E and the Federal Truth-in-Lending Act. In furtherance hereof, ENVOY is required to pass on and/or obtain the following covenants from Provider: (a) access to eligibility information shall be restricted to the sole purpose of verification of Medicaid eligibility where the recipient has requested Medicaid payment for medical services; (b) verification of eligibility under the system is not a guarantee of payment and the records as to the recipient's eligibility status shall be the final authority; (c) Provider indemnifies and holds harmless each State, its agents and employees, from any and all claims by such Provider or any recipient who is aggrieved by the actions of any party hereunder; and (d) Provider agrees to abide by the Federal and State regulations regarding confidentiality of information.

5.3 Provider hereby appoints ENVOY as its attorney-in-fact for the limited purpose of using the information Provider provides to submit electronic Transactions and/or sign hard copy (paper) Transactions on Provider's behalf to third-party payers or processors, including but not limited to commercial insurers, Medicare, Medicaid, and government agencies, and, where appropriate, agencies or carriers covering work-related accident or illness benefits where Provider's signature is required for Transaction processing. Provider acknowledges that ENVOY is not responsible for any Medicare, Medicaid, work related accident or illness claim or other insurance claim and Provider retains all liability on such claims and agrees to indemnify and hold ENVOY harmless on account of all such claims, including the reconciliation or adjustment of any claim.

5.4 Provider shall guarantee that all Transactions submitted to the ENVOY Services by Provider will be on behalf of physicians or suppliers that have executed appropriate written authorizations for such submission and a true copy of such authorization shall be furnished to ENVOY upon request. Provider also shall guarantee that each claim shall be maintained in such manner as to assure that such claim can be associated or identified with a claim form ("Source Document") from the applicable physician or supplier and said Source Document shall be maintained by Provider for a period of 72 months.

5.5 Provider shall retain records relative to Provider's use of the ENVOY Services in accordance with sound business practices and ENVOY may request access to such records as are reasonably necessary to examine Provider's compliance with its obligations and the ENVOY Services provided pursuant to this Agreement during normal business hours upon reasonable advance prior notice.

6. **Proprietary Rights and Confidentiality**

6.1 Provider acknowledges and agrees that the ENVOY Products, ENVOY Materials, ENVOY Services, all intellectual property rights (including, without limitation, copyright, patent, trade secrets, confidential information rights, and moral rights) derived or devolving from the ENVOY Products, ENVOY Materials or the performance of the ENVOY Services, and all derivative works of the ENVOY Products, ENVOY Materials, ENVOY Services, and such intellectual property rights (including, without limitation, data compilations, abstracts, and aggregations and statistical summaries), and all information regarding the foregoing (including but not limited to technology and know-how information) and all copies of the foregoing, regardless of by whom prepared, are owned by and are valuable, special and unique assets of ENVOY's business and may be provided to third parties by ENVOY and its Affiliates consistent with law. Provider further expressly acknowledges and agrees that the foregoing are the confidential property and trade secrets of ENVOY and "Confidential Information" of ENVOY subject to Section 6.2 of this Agreement, whether or not any portion thereof is or may be validly trademarked, copyrighted or patented. All proprietary rights in and to the foregoing shall remain vested in ENVOY or its licensor, except for the limited license rights granted Provider pursuant to this Agreement. Provider will make no attempt to ascertain the circuit diagrams, source code, schematics, logic diagrams, components, operation of, or otherwise attempt to decompile or reverse engineer, any portion of the ENVOY Products. Except as specifically authorized by ENVOY in writing, Provider may not copy any portion of the ENVOY Products, ENVOY Materials, or modify or transfer the ENVOY Products or ENVOY Materials, or any copy or merged portion thereof in whole or in part, or prepare any derivative works of the ENVOY Products or ENVOY Materials. Provider shall cooperate with ENVOY in any claim or litigation against third parties that ENVOY may determine to be appropriate to enforce its property rights respecting ENVOY Products, ENVOY Materials, and/or ENVOY Services. The breach or threatened breach by Provider of any provision of this Article 6 will subject Provider, at ENVOY's option, to the immediate termination of all Provider's rights hereunder, and ENVOY shall be entitled to an injunction restraining such breach without limiting ENVOY's other remedies for such breach or threatened breach, including recovery of damages from Provider.

6.2 Each party shall retain in confidence and not disclose to any other person, except in confidence and in accordance with this Section 6.2, the terms of this Agreement (including but not limited to the pricing of fees and payments provided for in this Agreement), and any and all confidential or proprietary information and materials of the other party. All of the foregoing are hereinafter referred to as "Confidential Information"; provided, however, Confidential Information shall not include information which (a) is or becomes generally available to the public other than as a result of a wrongful disclosure by the recipient, (b) was in the recipient's possession and not known to be the Confidential Information of the other party prior to its disclosure to the recipient by the other party, (c) was independently developed by the recipient, or (d) was disclosed by another entity without restriction and where neither party is aware of any violation of the confidential information rights of the other party. Confidential Information of the other party shall not be disclosed, in whole or in part, to any person other than in confidence to one for whom such knowledge is reasonably necessary for purposes of this Agreement and then only to the degree such disclosure is so necessary and only if the recipient has agreed in writing to maintain the confidentiality of such information. Confidential Information shall be protected by each party in a manner which shall be no less protective than the standard of care which such party then uses to protect its own similar Confidential Information, but in no event shall such standard be less than is reasonably adequate to protect such Confidential Information. The parties shall take all appropriate action by instruction, written agreement or otherwise to satisfy their obligations with respect to the use, copying, confidentiality, protection and security of the other party's Confidential Information. This provision shall survive the termination or expiration of this Agreement.

6.3 All media releases, public announcements or other public disclosures by either party or their employees or agents relating to this Agreement or its subject matter, including without limitation, promotional or marketing material, shall be coordinated with and approved by an officer of the other party prior to release, but this restriction shall not apply to any disclosure solely for internal distribution by either party or any disclosure required by legal, accounting or regulatory requirements.

7. **Representations and Warranties.**

ENVOY represents and warrants that ENVOY Services and ENVOY Products provided hereunder shall conform to the applicable ENVOY Materials provided to Provider in all material respects. In the event that a documented and reproducible flaw inconsistent with this warranty is discovered, ENVOY's sole responsibility shall be to use commercially reasonable efforts to correct such flaw in a timely manner. This warranty does not apply to any media or documentation which has been subjected to damage or abuse or to any claim resulting in whole or in part, from changes in the operating characteristics of computer hardware or computer operating systems made after the release of the applicable ENVOY Product or ENVOY Service or which result from problems in the interaction of ENVOY Services with non-ENVOY software or equipment or from a breach by Provider of any of its obligations hereunder.

8. **Limitations of Liability.**

8.1 ENVOY'S REPRESENTATIONS AND WARRANTIES ARE THOSE SET FORTH IN ARTICLE 7 OF THIS AGREEMENT. ENVOY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE. IN NO EVENT SHALL ENVOY BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES, EVEN IF PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ENVOY'S AGGREGATE LIABILITY TO PROVIDER UNDER THIS AGREEMENT AND WITH RESPECT TO ENVOY SERVICES, ENVOY PRODUCTS, AND ENVOY MATERIALS FURNISHED HEREUNDER (WHETHER UNDER CONTRACT, TORT, OR ANY OTHER THEORY OF LAW OR EQUITY) SHALL NOT EXCEED, UNDER ANY CIRCUMSTANCES, THE AVERAGE MONTHLY AMOUNT PAID BY PROVIDER TO ENVOY FOR THE PARTICULAR ENVOY SERVICES, ENVOY PRODUCTS, OR ENVOY MATERIALS THAT ARE NOT IN COMPLIANCE WITH THE TERMS OF THIS AGREEMENT. THE FOREGOING LIMITATION OF LIABILITY REPRESENTS THE ALLOCATION OF RISK OF FAILURE BETWEEN THE PARTIES AS REFLECTED IN THE PRICING HEREUNDER AND IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES.

8.2 In the event that any information to be transmitted through the ENVOY Services is not transmitted by ENVOY or is not accurately transmitted as a result of ENVOY's failure to perform the ENVOY Services in accordance with the terms of this Agreement, and such results in damage to Provider, then ENVOY's sole obligation and liability to Provider for such event (subject to reasonable mitigation by Provider and the limitation of liability set forth in Section 8.1), shall be limited to furnishing credits on subsequent invoices from ENVOY to Provider in an amount equal to Provider's actual damages incurred for reconstructing or retransmitting the data, including reasonable out-of-pocket expenses which Provider can demonstrate it has sustained and which are directly attributable to such failure. Any claim against ENVOY by Provider must be asserted in writing within 60 days after ENVOY should have transmitted accurate information received from Provider or the transmission of inaccurate information on which the claim is based, whichever is applicable. Provider hereby agrees to promptly supply to ENVOY documentation reasonably requested by ENVOY to support any claim of Provider. THIS SECTION STATES THE ENTIRE LIABILITY OF ENVOY WITH RESPECT TO CLAIMS THAT INFORMATION WAS NOT TRANSMITTED OR WAS TRANSMITTED INACCURATELY BY ENVOY.

8.3 ENVOY shall have no responsibility for determining the accuracy of any claim submitted, for settling disputed claims, for settling disputed payments, for settling disagreements or disputes between a Payer and Provider, for any liability for the acts of a Payer and/or Provider that violate the Social Security Act and related regulations and/or guidelines, or for any liability foreseeable or otherwise occurring beyond ENVOY's transmission of data. In no event will ENVOY be responsible for any delays or failures to perform resulting from acts or events beyond its control.

9. **Term and Rights Upon Termination.**

9.1 The initial term of this Agreement shall commence on the date signed by ENVOY and shall continue for a period of three years. Thereafter, this Agreement shall automatically renew for additional one year terms unless either party gives notice to the other at least 30 days before the end of the next expiration date of its decision not to renew this Agreement. Upon termination or expiration of this Agreement, Provider shall cease using ENVOY Services and return to ENVOY, at Provider's expense, all ENVOY Products, related documentation and copies of the foregoing, regardless of by whom prepared. Upon termination, Provider will pay any outstanding balance for ENVOY Services, ENVOY Products, and the reduced value of all ENVOY Products not returned or returned damaged beyond normal wear and tear.

9.2 Either party shall have the right to terminate this Agreement upon notice that the other party has committed a material breach of its obligations under this Agreement and has failed to cure such breach within 30 days of notice by the other party of such breach. Furthermore, either party shall have the right to terminate this Agreement effective immediately upon notice in the event that the other party ceases to conduct its business in the ordinary course, becomes legally insolvent, or avails itself of or becomes subject to any proceeding under the bankruptcy laws of any applicable jurisdiction. ENVOY shall have the additional right to terminate: (a) any ENVOY Service and/or ENVOY Product effective upon reasonable advance notice by ENVOY to Provider that ENVOY is no longer offering or providing support for the applicable ENVOY Service and/or ENVOY Product; (b) this Agreement effective immediately in the event Customer has not used the ENVOY Services for a period of 30 consecutive days; or (c) the use of the ENVOY Services and/or ENVOY Products for claims falling under the jurisdiction of the HHS Secretary immediately upon notice if such termination is required by the HHS Secretary or his/her designee in the event of fraudulent or questionable billing practices of Provider.

10. **Miscellaneous.**

Provider shall not assign, sell or otherwise transfer this Agreement or any rights hereunder without the express prior written consent of ENVOY, which such consent shall not be unreasonably withheld. An assignment hereunder shall be deemed to include a transfer of control or a majority equity ownership of Provider. Notwithstanding the foregoing, ENVOY may terminate this Agreement in its sole discretion, if Provider merges or consolidates with a competitor of ENVOY effective immediately upon notice to Provider. Furthermore, any purported assignment in violation of this provision shall be null and void, and shall entitle ENVOY to terminate this Agreement effective immediately upon notice to Provider. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective Affiliates, successors and assigns. No representations have been made to induce either party to enter into this Agreement except for the representations explicitly stated in this Agreement. This Agreement supersedes all prior or contemporaneous written or oral agreements or expressions of intent or understanding and is the entire Agreement between the parties with respect to its subject matter. All terms, conditions, or provisions which may appear on any purchase or sales order or invoice issued pursuant to this Agreement, to the extent inconsistent with the terms and conditions of this Agreement, shall be of no force or effect, notwithstanding the fact that such order or invoice may have been executed subsequent to the date of this Agreement, and, in any event, preprinted terms of any such order or invoice shall have no force or effect. This Agreement cannot be terminated (other than as set forth herein) or changed except pursuant to a writing signed by an authorized officer of ENVOY and an authorized officer of Provider. No waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by an authorized officer of the party charged with such waiver and any such waiver shall be strictly limited to the terms of such writing. This Agreement is governed by the laws of the State of Tennessee both as to interpretation and enforcement, without regard to the conflicts of law principles of that State.

IN WITNESS HEREOF, ENVOY AND PROVIDER, INTENDING TO BE LEGALLY BOUND, HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR AUTHORIZED REPRESENTATIVES AS OF THE DATE FIRST SET FORTH ABOVE. UNTIL SIGNED BY A DULY AUTHORIZED ENVOY OFFICER, THIS AGREEMENT SHALL CONSTITUTE AN OFFER BY PROVIDER.

| | |
|---|---|
| * MD Technologies, Inc. (PROVIDER) | ENVOY CORPORATION |
| Address: 982 Government St. Baton Rouge, LA 70802 | Address: 15 Century Boulevard, Suite 600, Nashville, Tennessee 37214 |
| Name (Print): William D. Davis | Name (Print): ______ |
| Signature: [signature] | Signature: ______ |
| Title: V.P. Research & Development | Title: ______ |
| Date: 4/26/00 | Date: ______ |

Exhibit A

## ENVOY PROVIDER AGREEMENT FEES

***All blanks must be completed. If Provider has not selected a particular service or product in Section 1.6 of the Agreement, write "n/a" in the unselected service or product blank in this Exhibit.***

I. ANNUAL SERVICE FEE

A. FIRST YEAR $ 3,000.00

B. SUBSEQUENT YEARS $ ——

II. PER TRANSACTION FEES

A. BATCH TRANSACTIONS

| | HOSPITAL | MEDICAL | DENTAL |
|---|---|---|---|
| 1. HOSPITAL, DENTAL AND/OR MEDICAL CLAIMS | | | |
| a. Claims for ENVOY Participating Payers | $ N/A | $ 0 | $ N/A |
| b. Claims for ENVOY Non-Participating Payers | $ N/A | $ .25 | $ N/A |
| c. Print to Paper Claims | $ N/A | $ N/A | $ N/A |
| 2. ELECTRONIC REMITTANCE ADVICE (ERA) | | | |
| a. For Claims sent to ENVOY Participating and/or Non-Participating Payers | $ N/A | $ N/A | $ N/A |
| b. For Claims not sent through ENVOY | $ N/A | $ N/A | $ N/A |
| 3. ROSTERS | $ N/A | $ N/A | $ N/A |
| 4. ENCOUNTERS | $ N/A | $ N/A | $ N/A |
| 5. OTHER: | $ N/A | $ N/A | $ N/A |

B. REAL-TIME TRANSACTIONS

1. ELIGIBILITY VERIFICATION
   - a. To an ENVOY Participating Payer $ N/A
   - b. To an ENVOY Non-Participating Payer $ N/A
2. REFERRAL SUBMISSION, INQUIRY, VERIFICATION/AUTHORIZATION
   - a. To an ENVOY Participating Payer $ N/A
   - b. To an ENVOY Non-Participating Payer $ N/A
3. CLAIMS/ENCOUNTERS
   - a. To an ENVOY Participating Payer $ N/A
   - b. To an ENVOY Non-Participating Payer $ N/A
4. OTHER: $ N/A

C. PATIENT STATEMENTS:

1. Per single page statement or collection letter $ N/A
2. Each additional page $ N/A

III. ENVOY PRODUCTS (Mark where appropriate)

A. ACU-CLAIM
B. POSI ✓
C. ENLine Companion ___
D. ENLine Genesis ___
E. ENVOYnet ___
1. Monthly Subscription Fee $ N/A
2. Batch Claim Access Fee (Per File Format Type, i.e., NSF, ANSI, MCDS/DCDS, HCDS, Print Image) $ N/A
3. Claim Implementation Fee Per Site $ N/A
4. Government Payer Enrollment Fee $ N/A

F. Other: ___
1. License fee
   a. perpetual (or) $ N/A
   b. limited $ N/A
2. ~~Additional copies~~ $ N/A
3. Annual software maintenance fees -- first copy $ 1,800.00
4. Annual software maintenance fees -- additional copies _____ @ $_________ $ N/A
5. Communications Module:
   a. FTP4
      Monthly license fee $__________
      Perpetual license fee $ N/A
   b. Verifone
      Monthly license fee $__________
      Perpetual license fee $ N/A

F. Not Applicable ___

IV. DIRECT REPLACEMENT SERVICES ☐ Yes ☐ No $ N/A

V. AUTOMATIC CLEARINGHOUSE COLLECTION

ENVOY may collect all amounts due and payable pursuant to the Agreement via Automated Clearing House ("ACH"), and Provider shall execute all documents necessary to enable ENVOY to effect collection via ACH. ___

Not Applicable ✓

The definition of terms appearing in the Agreement shall apply to such terms as used in this Exhibit. By signing below, the parties agree to all of the terms and conditions set forth above.

| | |
|---|---|
| MD Technologies, Inc. (PROVIDER) | ENVOY CORPORATION |
| Name MD Technologies, Inc. | Name GREGORY T. STEVENS |
| By William D. Davis | By Gregory T. Stevens |
| Title V.P. Research & Development | Title [illegible] |
| Date 4/26/00 | Date 5/04/2000 |

# FORM 1-A

## Exhibit 10.1

## Consent of Comiskey & Company

Comiskey & Company Professional Corporation

# CONSENT OF INDEPENDENT ACCOUNTANTS

Board of Directors
MD Technologies, Inc.
620 Florida Street, Suite 200
Baton Rouge, Louisiana 70801

Gentlemen:

We consent to the incorporation into the Registration Statements on Form 1-A and Form 10-SB of MD Technologies, Inc. of (1) our Report of Independent Public Accountants, dated May 27, 2003 on our audits of the consolidated financial statements and financial statement schedules of MD Technologies, Inc. as of December 31, 2001, and (2) our Report of Independent Public Accountants, dated June 3, 2003, except as to the fifth paragraph of our report and Note 6, which are as of September 23, 2003 on our audits of the consolidated financial statements and financial statement schedules of MD Technologies, Inc. as of December 31, 2002. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

November 14, 2003
Denver, Colorado

Comiskey & Co.
PROFESSIONAL CORPORATION